    As filed with the Securities and Exchange Commission on November 7, 2003
                                            Registration No. 333-______/811-4420

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                   PRE-EFFECTIVE AMENDMENT NO. ___      ( )
                   POST-EFFECTIVE AMENDMENT NO. ___     ( )
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
                              Amendment No. 16          (X)
                        (Check appropriate box or boxes)

                             WRL SERIES LIFE ACCOUNT
                           (Exact Name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)
                              570 Carillon Parkway
                            St. Petersburg, FL 33716
         (Address of Depositor's Principal Executive Offices) (Zip Code)
               Depositor's Telephone Number, including Area Code:
                                 (727) 299-1800


                             Thomas E. Pierpan, Esq.
             Vice President, Assistant Secretary and Senior Counsel
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                            St. Petersburg, FL 33716
                     (Name and Address of Agent for Service)

                                    Copy to:

                          Mary Jane Wilson-Bilik, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after effectiveness of this registration statement.

                              --------------------

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              --------------------

                      TITLE OF SECURITIES BEING REGISTERED:
        Units of interest in a separate account under individual flexible premium variable life policies.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

P R O S P E C T U S

__________, 2004

                         WRL FREEDOM WEALTH BUILDER(SM)
                                 ISSUED THROUGH
                             WRL SERIES LIFE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                              570 CARILLON PARKWAY
                          ST. PETERSBURG, FLORIDA 33716
                                 1-800-851-9777
                                 (727) 299-1800

          AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the WRL Freedom Wealth Builder(SM), a flexible premium variable life insurance policy (the "Policy"). You can allocate your Policy's cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account, which invests through its subaccounts in portfolios of the AEGON/Transamerica Series Fund, Inc. - Initial Class (the "Series Fund"), the Access Variable Insurance Trust (the "AVIT"), and the Fidelity Variable Insurance Products Fund - Service Class 2 ("Fidelity VIP Fund") (collectively, the "funds").

The portfolios of the Series Fund available to you under this Policy are:

[ ]  AEGON Bond

[ ]  Asset Allocation - Conservative Portfolio

[ ]  Asset Allocation - Growth Portfolio

[ ]  Asset Allocation - Moderate Growth Portfolio

[ ]  Asset Allocation - Moderate Portfolio

[ ]  Capital Guardian Value

[ ]  Clarion Real Estate Securities

[ ]  Federated Growth & Income

[ ]  Great Companies - America(SM)

[ ]  Great Companies - Technology(SM)

[ ]  Janus Balanced

[ ]  Janus Global

[ ]  Janus Growth

[ ]  J.P. Morgan Enhanced Index

[ ]  Marsico Growth

[ ]  MFS High Yield

[ ]  Munder Net50

[ ]  PBHG/NWQ Value Select

[ ]  PIMCO Total Return

[ ]  Salomon All Cap

[ ]  Templeton Great Companies Global

[ ]  Third Avenue Value

[ ]  Transamerica Convertible Securities

[ ]  Transamerica Equity

[ ]  Transamerica Growth Opportunities

[ ]  Transamerica Money Market

[ ]  Transamerica U.S. Government Securities

[ ]  Transamerica Value Balanced

[ ]  T. Rowe Price Equity Income

[ ]  T. Rowe Price Small Cap

[ ]  Van Kampen Emerging Growth

The portfolios of the AVIT available to you under this Policy are:

[ ]  Access U.S. Government Money Market Portfolio

[ ]  Potomac OTC Plus Portfolio

[ ]  Potomac Dow 30 Plus Portfolio

[ ]  Wells S&P REIT Index Portfolio

The portfolio of the Fidelity VIP Fund available to you under this Policy is:

[ ]  VIP Index 500 Portfolio

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

Prospectuses for the portfolios of the funds must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Policy Benefits/Risks Summary...................................................................................     1
      Policy Benefits...........................................................................................     1
           The Policy in General................................................................................     1
           Flexible Premiums....................................................................................     1
           Variable Death Benefit...............................................................................     1
           No Lapse Period Guarantee............................................................................     2
           Cash Value...........................................................................................     3
           Transfers............................................................................................     3
           Loans................................................................................................     3
           Cash Withdrawals and Surrenders......................................................................     3
           Tax Benefits.........................................................................................     4
      Policy Risks..............................................................................................     4
           Risk of an Increase in Current Fees and Expenses.....................................................     4
           Investment Risks.....................................................................................     4
           Risk of Lapse........................................................................................     4
           Tax Risks (Income Tax and MEC).......................................................................     5
           Loan Risks...........................................................................................     5
Portfolio Risks.................................................................................................     6
Fee Tables......................................................................................................     6
           Range of Expenses for the Portfolios.................................................................    12
Western Reserve, The Separate Account, the Fixed Account and the Portfolios.....................................    12
           Western Reserve......................................................................................    12
           The Separate Account.................................................................................    13
           The Fixed Account....................................................................................    13
           The Portfolios.......................................................................................    14
           Your Right to Vote Portfolio Shares..................................................................    18
Charges and Deductions..........................................................................................    19
           Premium Expense Charge...............................................................................    19
           Monthly Deduction....................................................................................    20
           Mortality and Expense Risk Charge....................................................................    22
           Surrender Charge.....................................................................................    23
           Transfer Charge......................................................................................    24
           Loan Interest Charge.................................................................................    24
           Cash Withdrawal Charge...............................................................................    25
           Taxes................................................................................................    25
           Rider Charges........................................................................................    25
           Portfolio Expenses...................................................................................    25
The Policy......................................................................................................    26
           Ownership Rights.....................................................................................    26
           Modifying the Policy.................................................................................    26
           Purchasing a Policy..................................................................................    26
           Tax-Free "Section 1035" Exchanges....................................................................    27
           When Insurance Coverage Takes Effect.................................................................    27
           Backdating a Policy..................................................................................    29
           Policy Changes After Age 100.........................................................................    29
Policy Features.................................................................................................    29
      Premiums..................................................................................................    29
           Allocating Premiums..................................................................................    29

             This Policy is not available in the State of New York.

           Premium Flexibility..................................................................................    30
           Planned Periodic Payments............................................................................    31
           Minimum Monthly Guarantee Premium....................................................................    31
           Premium Limitations..................................................................................    31
           Making Premium Payments..............................................................................    32
Transfers.......................................................................................................    32
           General..............................................................................................    32
           Fixed Account Transfers..............................................................................    34
           Conversion Rights....................................................................................    34
           Dollar Cost Averaging................................................................................    34
           Asset Rebalancing Program............................................................................    35
           Third Party Asset Allocation Services................................................................    36
Policy Values...................................................................................................    36
           Cash Value...........................................................................................    36
           Net Surrender Value..................................................................................    36
           Subaccount Value.....................................................................................    36
           Subaccount Unit Value................................................................................    37
           Fixed Account Value..................................................................................    37
Death Benefit...................................................................................................    38
           Death Benefit Proceeds...............................................................................    38
           Death Benefit........................................................................................    38
           Death Benefit After Age 100..........................................................................    42
           Effect of Cash Withdrawals on the Death Benefit......................................................    42
           Effect of Inflation Fighter Rider (with increasing premium) and Inflation Fighter Rider Level
               Premium on the Death Benefit.....................................................................    42
           Choosing Death Benefit Options.......................................................................    42
           Changing the Death Benefit Option....................................................................    42
           Increasing/Decreasing the Specified Amount...........................................................    43
           Payment Options......................................................................................    44
Surrenders and Cash Withdrawals.................................................................................    44
           Surrenders...........................................................................................    44
           Cash Withdrawals.....................................................................................    45
           Canceling a Policy...................................................................................    46
Loans...........................................................................................................    46
           General..............................................................................................    46
           Interest Rate Charged................................................................................    47
           Loan Reserve Interest Rate Credited..................................................................    47
           Effect of Policy Loans...............................................................................    47
Policy Lapse and Reinstatement..................................................................................    48
           Lapse................................................................................................    48
           No Lapse Period Guarantee............................................................................    48
           Reinstatement........................................................................................    49
Federal Income Tax Considerations...............................................................................    49
           Tax Status of the Policy.............................................................................    49
           Tax Treatment of Policy Benefits.....................................................................    50
Other Policy Information........................................................................................    52
           Payments We Make.....................................................................................    52
           Split Dollar Arrangements............................................................................    53
           Policy Termination...................................................................................    53
Supplemental Benefits (Riders)..................................................................................    53
           Children's Insurance Rider...........................................................................    54
           Accidental Death Benefit Rider.......................................................................    54
           Other Insured Rider..................................................................................    54
           Disability Waiver of Monthly Deductions Rider........................................................    55

           Disability Waiver of Premium Rider...................................................................    55
           Primary Insured Rider Plus ("PIR Plus")..............................................................    56
           Living Benefit Rider (an Accelerated Death Benefit)..................................................    57
           Inflation Fighter Rider (with increasing premium) and Inflation Fighter Rider Level Premium..........    58
Additional Information..........................................................................................    60
           Sale of the Policies.................................................................................    60
           Legal Proceedings....................................................................................    60
           Financial Statements.................................................................................    60
Performance Data................................................................................................    60
           Rates of Return......................................................................................    60
Table of Contents of the Statement of Additional Information....................................................    63
Glossary........................................................................................................    64
Appendix A - Surrender Charge Per Thousand of Specified Amount Layer (Based on the gender
           and rate class of the insured).......................................................................    68
Appendix B - Inflation Fighter Rider (with increasing premium) or Inflation Fighter Rider Level Premium
           Surrender Charge and Monthly Per Unit Charge Tables..................................................    70
Appendix C - Illustrations......................................................................................    72
Prospectus Back Cover...........................................................................................    75
           Personalized Illustrations of Policy Benefits........................................................    75
           Inquiries............................................................................................    75

POLICY BENEFITS/RISKS SUMMARY                     WRL FREEDOM WEALTH BUILDER(SM)

        This summary describes the Policy's important benefits and risks.
More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

POLICY BENEFITS

THE POLICY IN GENERAL

- The WRL Freedom Wealth Builder(SM) is an individual flexible premium variable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

- The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE. There may be adverse consequences should you decide to surrender your Policy early, such as payment of a surrender charge that applies during the first 10 Policy years and for 10 years from the date of any increase in specified amount.

- Fixed Account. You may place money in the fixed account where it earns at least 2% annual interest. We may declare higher rates of interest, but are not obligated to do so. The fixed account is part of our general account.

- Separate Account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

- Supplemental Benefits (Riders). Supplemental riders, such as the Inflation Fighter Rider (with increasing premium) and Inflation Fighter Rider Level Premium, are available under the Policy. Depending upon the rider(s) you add, we deduct charges for certain of these riders from cash value as part of the monthly deduction. These riders may not be available in all states.

FLEXIBLE PREMIUMS

- You select a premium payment plan but the plan is flexible - you are not required to pay premiums according to the plan. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits. Premium payments must be at least $50.

- You increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium. Under certain circumstances, extra premiums may be required to prevent lapse.

- Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and receive a refund. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your initial net premium(s) to the accounts you indicated on your application, or we will place your initial net premium(s) in the reallocation account until the reallocation date as shown on your Policy schedule page.

VARIABLE DEATH BENEFIT

- If the insured dies while the Policy is in force, we will pay a death benefit to the beneficiary(ies). The amount of the death benefit depends on the specified amount of insurance you select, the death benefit option you chose, and any additional insurance provided by riders you purchase.

- CHOICE AMONG DEATH BENEFIT OPTIONS. You must choose one of three death benefit options. We offer the following:

         -        Option A is the greatest of:

                  -        the current specified amount, or

                  - the minimum death benefit under the guideline premium or cash value accumulation life insurance compliance test; or

                  - the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

         -        Option B is the greatest of:

                  - the current specified amount, plus the Policy's cash value on the date of the insured's death, or

                  - the minimum death benefit under the guideline premium or cash value accumulation life insurance compliance test; or

                  - the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

         -        Option C is the greatest of:

                  -        the amount payable under option A, or

                  - the current specified amount, multiplied by an age-based "factor," plus the Policy's cash value on the date of the insured's death, or

                  - the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

We will reduce the death benefit proceeds by any outstanding loan amount, including accrued interest, and any due and unpaid charges.

The Policy allows you to choose between two life insurance tax compliance tests: the guideline premium test and the cash value accumulation test. You can use either tax compliance test with any one of the three death benefit options. Your election may affect the amount of the death benefit and the monthly deduction. You may not change tests.

There are two main differences between the two tests. First, the guideline premium tax test limits the amount of premium payments you may make to your Policy. There are no legal limits on the amount of premium payments under the cash value accumulation tax test, although we may apply our own limits. Second, the factors that determine the minimum death benefit under the guideline premium test are different from those under the cash value accumulation test. YOU SHOULD CONSULT A TAX ADVISOR WHEN CHOOSING THE TAX TEST.

We offer three (3) bands of specified amount coverage under this Policy. Each band has its own cost of insurance rates. In general, the greater the specified amount band of your Policy, the lower the cost of insurance rates.

-        Under current tax law, the death benefit should generally be U.S.
         federal income tax free to the beneficiary. other taxes, such as estate taxes, may apply.

- CHANGE IN DEATH BENEFIT OPTION AND SPECIFIED AMOUNT. You may increase the specified amount once a year on any Monthiversary, and you may decrease the specified amount once a year after the third Policy year. However, after the third Policy year and once each Policy year thereafter, you may make one of the following changes: change the death benefit option or change the specified amount. Until the later of the end of the surrender charge period or attained age 65, we may limit the amount of any decrease to no more than 20% of the current specified amount. The new specified amount cannot be less than the minimum specified amount as shown in your Policy. You may increase the specified amount on any Monthiversary prior to the insured's 86th birthday. You may change the death benefit option on any Monthiversary before the insured reaches attained age 95.

NO LAPSE PERIOD GUARANTEE

- We guarantee that your Policy will not lapse until the no lapse date shown on your Policy schedule page, so long as on any Monthiversary you have paid total premiums (MINUS any cash withdrawals, MINUS any outstanding loan amount and MINUS any accrued loan interest) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month since the Policy date up to and including the current month. If you take a cash withdrawal or a loan, or if you increase or decrease your specified amount, if you change the death benefit option, or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse guarantee in effect.

- If you select the Inflation Fighter Rider (with increasing premium), we will recalculate your minimum monthly guarantee premium with each scheduled increase in specified amount generated by the rider. If you select the Inflation Fighter Rider Level Premium we will not recalculate your minimum monthly guarantee premium with each scheduled increase in specified amount generated by the rider, and the rider initially has higher premiums, but the premiums do not increase annually.

CASH VALUE

- Cash value is the starting point for calculating important values under the Policy, such as net surrender value and the death benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions, the surrender charge and/or any outstanding loan amount(s) and accrued loan interest.

- The Policy will not lapse during the no lapse period so long as you have paid sufficient premiums.

TRANSFERS

- You can transfer cash value among the subaccounts and the fixed account. You may make transfers in writing, by telephone, by fax or electronically through our website.

- We charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

-        Dollar cost averaging and asset rebalancing programs are available.

-        You may make one transfer per Policy year from the fixed account.

- Transfers between any AVIT subaccount and any Series Fund or Fidelity VIP Fund subaccount will be processed only if you send us a written request through standard United States Postal delivery, with an original signature authorizing each transfer.

- Unless otherwise required by state law, we may restrict transfers into the fixed account if the fixed account value, excluding amounts in the loan reserve, after the transfer has been made would exceed $250,000.

- Transfers resulting from loans or the exercise of conversion rights, or due to reallocation of cash value immediately after the reallocation date are currently not treated as transfers for the purpose of the transfer charge.

- Transfers via the Internet are not treated as transfers for the purpose of the transfer charge.

LOANS

- After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the net surrender value. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. The minimum loan amount is generally $500.

- Prior to the 11th Policy year, we currently charge 2.75% interest annually, payable in arrears, on any outstanding loan amount. This charge is guaranteed not to exceed 3.00%. Interest not paid when due is added to the amount of the loan to be repaid.

- To secure the loan, we transfer an amount equal to your loan from your cash value to a loan reserve account. The loan reserve account is part of the fixed account. We will credit 2.00% interest annually on amounts in the loan reserve account.

- After the 10th Policy year, you may borrow at preferred loan rates an amount equal to the cash value MINUS total premiums paid (reduced by any cash withdrawals), MINUS any outstanding loan amount and MINUS any accrued loan interest. We currently charge 2.00% interest on preferred loans. This charge is guaranteed not to exceed 2.25%. After attained age 100, all loans, new and existing, are considered preferred loans.

- Federal income taxes and a penalty tax may apply to loans you take against the Policy. The federal tax consequence of loans with preferred rates is uncertain and there may be adverse tax consequences.

CASH WITHDRAWALS AND SURRENDERS

- You may take one withdrawal of cash value per Policy year after the first Policy year. The amount of the withdrawal may be limited to:

         -        at least $500; and

         -        no more than 10% of the net surrender value.

         - after the 10th Policy year, the amount of a withdrawal may be limited to no less than $500 and to no more than the net surrender value less $500.

- We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.

- A cash withdrawal will reduce the cash value by at least the amount of the withdrawal. If the death benefit on your Policy is option A, or if your death benefit is option C and the insured's attained age is 71 or older, then we will reduce the specified amount by the amount of cash withdrawal.

- You may fully surrender the Policy at any time before the insured's death. Life insurance coverage will end. You will receive the net surrender value. The surrender charge will apply to the Policy during the first 10 Policy years and during the first 10 years of any increase in specified amount. THE SURRENDER CHARGE MAY BE SIGNIFICANT. You may receive little or no net surrender value if you surrender your Policy in the early Policy years.

- If you have the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium, any withdrawal or requested decrease in specified amount of the Policy will cause the rider to terminate and annual scheduled specified amount increases to stop.

- A cash withdrawal will reduce the cash value, so it will increase the risk that the Policy will lapse. A cash withdrawal may also increase the risk that the no lapse period guarantee will not remain in effect.

- Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.

TAX BENEFITS

         We intend the Policy to satisfy the definition of life insurance under the Internal Revenue Code so that the death benefit generally should be excludible from the taxable income of the beneficiary. In addition, if the Policy is a Modified Endowment Contract ("MEC"), you should not be deemed to be in receipt of any taxable gains on cash value until you take a withdrawal or Policy loan, or assign, pledge, or surrender the Policy. Moreover, transfers between the subaccounts are not taxable transactions.

POLICY RISKS

RISK OF AN INCREASE IN CURRENT FEES AND EXPENSES

         Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

INVESTMENT RISKS

         If you invest your Policy's cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. In addition, we deduct Policy fees and charges from your cash value, which can significantly reduce your cash value. During times of poor investment performance, this deduction will have an even greater impact on your cash value. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, then we credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2%.

RISK OF LAPSE

         If your Policy fails to meet certain conditions, we will notify you that the Policy has entered a 61-day grace period and will lapse without value unless you make a sufficient payment during the grace period.

         Your Policy contains a no lapse period. Your Policy will not lapse before the no lapse date stated in your Policy, as long as you pay sufficient minimum guarantee premiums. If you do not pay sufficient premiums, you will automatically lose the no lapse period guarantee and you will increase the risk that your Policy will lapse.

         If you take a cash withdrawal or Policy loan, if you increase or decrease the specified amount, or if you add, increase or decrease a rider, we will adjust the minimum monthly guarantee premium accordingly and notify you of the new amount. This also applies to specified amount increases generated by the Inflation Fighter Rider

(with increasing planned premium payments). If the new amount is higher than it was before and you do not make any necessary higher premium payments, you will increase the risk of losing the no lapse period guarantee. We deduct the total amount of your withdrawals, any outstanding loan amount, including accrued loan interest from your premiums paid when we determine whether your premium payments are high enough to keep the no lapse guarantee in effect.

         You will lessen the risk of Policy lapse if you keep the no lapse guarantee in effect. Before you take a cash withdrawal, loan, increase or decrease the specified amount or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse period guarantee.

         After the no lapse period, your Policy may lapse if loans, cash withdrawals, the monthly deductions, and insufficient investment returns reduce the net surrender value to zero. The Policy will enter a grace period if on any Monthiversary the net surrender value (that is, the cash value minus the surrender charge, and minus any outstanding loan amount and accrued loan interest) is not enough to pay the monthly deduction due.

         A Policy lapse may have adverse tax consequences.

         You may reinstate this Policy within five years after it has lapsed, if the insured meets the insurability requirements and you pay the amount we require.

TAX RISKS (INCOME TAX AND MEC)

         We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax.

         Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders, assignments, pledges and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of cash withdrawals, surrenders, pledges and loans taken before you reach age 59 1/2. If a Policy is not treated as a MEC, partial surrenders and withdrawals will not be subject to tax as ordinary income to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

LOAN RISKS

         A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan reserve as collateral. We then credit a fixed interest rate of 2.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rates credited to the fixed account, the effect could be favorable or unfavorable.

         We also currently charge interest on Policy loans at a rate of 2.75%, payable in arrears. This charge will not exceed 3.0%. Interest is added to the amount of the loan to be repaid.

         A Policy loan could make it more likely that a Policy would lapse. A Policy loan will increase the risk that the no lapse period guarantee will not remain in effect. There is also a risk that if the loan, insurance charges and unfavorable investment experience reduce your net surrender value and the no lapse period guarantee is no longer in effect, then the Policy will lapse. Adverse tax consequences may result.

         If the Policy lapses or is surrendered while a loan is outstanding, you will realize taxable income equal to the lesser of the gain in the Policy and the excess of the loan balance (including accrued interest) over your basis in the Policy. If the Policy is a MEC or becomes a MEC within two years of taking a loan, the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

         If the Policy lapses or terminates due to volatility in the investment performance of the underlying portfolios or another reason, you may incur tax consequences at an unexpected time.

         YOU SHOULD CONSULT WITH YOUR OWN QUALIFIED TAX ADVISOR TO APPLY THE LAW TO YOUR PARTICULAR CIRCUMSTANCES.

PORTFOLIO RISKS

         A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

         There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES

         The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a typical policyowner with the characteristics set forth below. These charges may not be typical of the charges you will pay.

         The first table describes the fees and expenses that you will pay when buying the Policy, paying premiums, making cash withdrawals from the Policy, surrendering the Policy, or transferring Policy cash value among the subaccounts and the fixed account.

                                TRANSACTION FEES

-----------------------------------------------------------------------------------------------------------------
                                                                       AMOUNT DEDUCTED
                       WHEN CHARGE IS                   GUARANTEED                            CURRENT
    CHARGE                 DEDUCTED                       CHARGE                               CHARGE
-----------------------------------------------------------------------------------------------------------------
PREMIUM EXPENSE     Upon payment of each     -   First 10 Policy years:              -   First 10 Policy years:
CHARGE              premium                      6% on Policy with a                     6% on Policy with a
                                                 specified amount up to $                specified amount up to
                                                 249,999; 3.0% on                        $249,999; 3.0% on
                                                 Policy with a specified                 Policy with a specified
                                                 amount from $250,000                    amount from $250,000
                                                 - $499,999                              - $499,999

                                             -   Policy year 11+: 2.5%               -   Policy year 11+: 2.5%
                                                 on Policy with a                        on Policy with a
                                                 specified amount up to                  specified amount up to
                                                 $499,999                                $499,999

                                             -   Never a charge on                   -   Never a charge on
                                                 Policy with a specified                 Policy with a specified
                                                 amount of $500,000 or                   amount of $500,000 or
                                                 more                                    more
-----------------------------------------------------------------------------------------------------------------
CASH WITHDRAWAL     Upon withdrawal              2.0% of the amount withdrawn,           2.0% of the amount
CHARGE(1)                                        not to exceed $25                       withdrawn, not to exceed
                                                                                         $25
-----------------------------------------------------------------------------------------------------------------

------------------------------

(1) When we incur the expense of expedited delivery of your partial withdrawal or complete surrender payment, we will assess the following charges: $20 for overnight delivery ($30 for Saturday delivery); and $25 for wire service.

                                TRANSACTION FEES

----------------------------------------------------------------------------------------------------------
                                                                   AMOUNT DEDUCTED
                             WHEN CHARGE IS           GUARANTEED                      CURRENT
         CHARGE                 DEDUCTED                CHARGE                        CHARGE
----------------------------------------------------------------------------------------------------------
SURRENDER CHARGE(2)       Upon full surrender
                          of the Policy during
  -  Minimum              the first 10 Policy   $10.75 per $1,000 of          $10.75 per $1,000 of
     Charge(3)            years or during the   specified amount during the   specified amount during the
                          first 10 years from   first Policy year             first Policy year
                          the date of any
  -  Maximum              increase in the       $60.00 per $1,000 of          $60.00 per $1,000 of
     Charge(4)            specified amount      specified amount during the   specified amount during the
                          (whether requested    first Policy year             first Policy year
                          or an increase
                          generated by the
                          Inflation Fighter
  -  Initial charge for   Rider (with           $17.06 per $1,000 of          $17.06 per $1,000 of
     a male insured,      increasing premium)   specified amount during the   specified amount during the
     issue age 30, in     or Inflation Fighter  first Policy year             first Policy year
     the preferred-elite  Rider Level Premium)
     non-tobacco use
     class
----------------------------------------------------------------------------------------------------------
TRANSFER CHARGE(5)        Upon transfer         $25 for each transfer in      $25 for each transfer in
                                                excess of 12 per Policy year  excess of 12 per Policy year
----------------------------------------------------------------------------------------------------------

         The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

---------------------------------------------------------------------------------------------
                                                           AMOUNT DEDUCTED
                          WHEN CHARGE IS         GUARANTEED               CURRENT
        CHARGE               DEDUCTED              CHARGE                 CHARGE
---------------------------------------------------------------------------------------------
MONTHLY POLICY CHARGE  Monthly on the Policy  $12.00 per month   $8.00 per month for first 10
                       date and on each                          Policy years
                       Monthiversary until                       $4.00 per month for Policy
                       the insured reaches                       year 11+
                       age 100
---------------------------------------------------------------------------------------------

----------

(2) The surrender charge will vary based on the issue age, gender and underwriting class of the insured on the Policy date and at the time of any increase in the specified amount. Each increase in specified amount will have its own 10 year surrender charge period starting on the date of the increase and surrender charges that are based upon the insured's age, gender and underwriting class at the time of the increase. The surrender charge for each increase in specified amount ("layer") is calculated as the surrender charge per $1,000 of specified amount in that layer multiplied by the surrender charge factor. The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 10th Policy year after the Policy date (or date of any specified amount increase). The surrender charge shown in the table is rounded up. The charges shown in the table may not be typical of the charges you will pay. More detailed information about the surrender charges applicable to you is available from your agent.

(3) This minimum surrender charge is based on an insured with the following characteristics: female, issue age 4, in the juvenile underwriting class. This minimum charge may also apply to insureds with other characteristics.

(4) This maximum surrender charge is based on an insured with the following characteristics: male, issue age 85, in the standard tobacco use underwriting class. This maximum charge may also apply to insureds with other characteristics.

(5) The first 12 transfers per Policy year are free.

--------------------------------------------------------------------------------------------------------------------------------
                                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         AMOUNT DEDUCTED
                                          WHEN CHARGE IS                  GUARANTEED                       CURRENT
              CHARGE                         DEDUCTED                       CHARGE                          CHARGE
--------------------------------------------------------------------------------------------------------------------------------
COST OF INSURANCE(6)                   Monthly on the Policy
(WITHOUT EXTRA RATINGS)(7)              date and on each
                                      Monthiversary until the    $0.06 per $1,000 of net          $0.02 per $1,000 of net
     -   Minimum Charge               insured reaches age 100    amount at risk per month(8,9)    amount at risk per month(9,10)

     -   Maximum Charge(11)                                      $83.33 per $1,000 of net         $42.42 per $1,000 of net
                                                                 amount at risk per month(9)      amount at risk per month(9)

     -   Initial Charge for a male                               $0.12 per $1,000 of net          $.09 per $1,000 of net amount
         insured, issue age 30, in                               amount at risk per month(9)      at risk per month(9)
         the preferred elite
         non-tobacco use class,
         band 1
--------------------------------------------------------------------------------------------------------------------------------
MONTHLY PER UNIT CHARGE(12)            Monthly for up to 20
                                       years on and after the
     -   Minimum Charge(13)           Policy date, and on any    $0.05 per $1,000 of specified    $0.05 per $1,000 of specified
                                       increase in specified     amount per month                 amount per month(14)
                                              amount

     -   Maximum Charge(15)                                      $0.08 per $1,000 of specified    $0.08 per $1,000 of specified
                                                                 amount per month                 amount per month(14)
--------------------------------------------------------------------------------------------------------------------------------

---------------------------

(6) Cost of insurance charges are based on the insured's issue age, gender, underwriting class, specified amount, Policy duration, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 2 (face amounts $250,000 - $499,999) generally has lower cost of insurance rates than those of band 1 (specified amounts less than $250,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy's schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

(7) We may place an insured in a sub-standard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates of up to $83.33 monthly per $1,000 of net amount at risk.

(8) This minimum charge is based on an insured with the following characteristics: female, age 10 at issue, juvenile class, Band 3 and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

(9) The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

(10) This minimum charge is based on an insured with the following characteristics: female, age 18 at issue, preferred elite non-tobacco class, with an initial face amount of $500,000 or higher (Band 3) and in the 13th Policy year. This minimum charge may also apply to insureds with other characteristics.

(11) This maximum charge is based on an insured with the following characteristics: male, age 35 at issue, standard tobacco class, with an initial face amount of less than $250,000 (Band 1) and in the 65th Policy year. This maximum charge may also apply to insureds with other characteristics.

(12) We deduct the monthly per unit charge on each Monthiversary as part of the monthly deduction for a maximum of 20 years from the Policy date based on the insured's age on the Policy date. We also assess a new monthly per unit charge for 20 years following any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium) that are based on the insured's attained age on the date of the increase. Currently, we plan to deduct this charge for the first 10 Policy years and during the first 10 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge.

(13) This minimum charge is based on an insured with the following characteristics: age 5 at issue. This minimum charge may also apply to insureds with other characteristics.

(14) Currently, we plan to deduct this charge for the first 10 Policy years and during the first 10 Policy years from the date of any increase in specified amount.

(15) This maximum charge is based on an insured with the following characteristics: age 85 at issue. This maximum charge may also apply to

--------------------------------------------------------------------------------------------------------------------------------
                                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         AMOUNT DEDUCTED
                                          WHEN CHARGE IS                  GUARANTEED                       CURRENT
              CHARGE                         DEDUCTED                       CHARGE                          CHARGE
--------------------------------------------------------------------------------------------------------------------------------
MONTHLY PER UNIT CHARGE (CONTINUED)

     -   Initial Charge for an                                   $0.08 per $1,000 of specified    $0.08 per $1,000 of specified
         insured, issue age 30                                   amount per month                 amount per month(14)
--------------------------------------------------------------------------------------------------------------------------------
MORTALITY AND EXPENSE RISK CHARGE              Daily             Annual rate of 0.90% of daily    Annual rate of 0.75% for
                                                                 net assets of each subaccount    Policy years 1-10,0.60% for
                                                                 in which you are invested        Policy years 11-15, 0.30% for
                                                                                                  Policy years 16-20, and 0.00%
                                                                                                  for Policy years 21+, of daily
                                                                                                  net assets of each subaccount
                                                                                                  in which you are invested
--------------------------------------------------------------------------------------------------------------------------------
LOAN INTEREST SPREAD(16)               On Policy anniversary     1.0% (effective annual rate)     0.75% (effective annual rate)
                                          or earlier, as
                                          applicable(17)
--------------------------------------------------------------------------------------------------------------------------------
OPTIONAL RIDER CHARGES:(18)
--------------------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit Rider         Monthly on the Policy
                                          date and on each
     -   Minimum Charge(19)             Monthiversary until
                                        the insured reaches      $0.10 per $1,000 of rider        $0.10 per $1,000 of rider face
                                              age 70             face amount per month            amount per month

     -   Maximum Charge(20)                                      $0.18 per $1,000 of rider        $0.18 per $1,000 of rider face
                                                                 face amount per month            amount per month

     -   Initial charge for a male                               $0.10 per $1,000 of rider        $0.10 per $1,000 of rider face
         insured, issue age 30                                   face amount per month            amount per month
--------------------------------------------------------------------------------------------------------------------------------

---------------------------

insureds with other characteristics.

(16) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we will charge preferred loan interest rates on a portion of the loan that are lower. After attained age 100 all loans, new and existing, will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

(17) While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured's death.

(18) Optional Rider Cost of insurance charges are based on each insured's issue age, gender, underwriting class, Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy's schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

(19) This minimum charge is based on an insured with the following characteristics: male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

(20) This maximum charge is based on an insured with the following characteristics: male, age 50 at issue and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

                              PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT DEDUCTED
                                  WHEN CHARGE IS             GUARANTEED                      CURRENT
          CHARGE                      DEDUCTED                 CHARGE                        CHARGE
-------------------------------------------------------------------------------------------------------------
Disability Waiver of Monthly   Monthly on the Policy
Deductions Rider(21)             date and on each
                                Monthiversary until
   -     Minimum Charge(22)     the insured reaches
                                      age 60           $0.03 per $1,000 of base    $0.03 per $1,000 of base
                                                       Policy net amount at risk   Policy net amount at risk
                                                       per month(9)                per month(9)

   -     Maximum Charge(23)                            $0.39 per $1,000 of base    $0.39 per $1,000 of base
                                                       Policy net amount at risk   Policy net amount at risk
                                                       per month(9)                per month(9)

   -     Initial charge for a                          $0.04 per $1,000 of base    $0.04 per $1,000 of base
         male insured, issue                           Policy net amount at risk   Policy net amount at risk
         age 30                                        per month(9)                per month(9)
-------------------------------------------------------------------------------------------------------------
Disability Waiver of Premium   Monthly on the Policy
Rider(24)                          date and on each
                                Monthiversary until
                                the insured reaches
   -     Minimum Charge(25)           age 60           $0.27 per $10 of monthly    $0.27 per $10 of monthly
                                                       rider benefit               rider benefit

   -     Maximum Charge(26)                            $1.61 per $10 of monthly    $1.61 per $10 of monthly
                                                       rider benefit               rider benefit

   -     Initial charge for a                          $0.38 per $10 of monthly    $0.38 per $10 of monthly
         male insured, issue                           rider benefit               rider benefit
         age 30
-------------------------------------------------------------------------------------------------------------
Children's Insurance Rider(27)  Monthly on the Policy  $0.60 per $1,000 of rider   $0.60 per $1,000 of rider
                                 date and on each      face amount per month       face amount per month
                                Monthiversary until
                                the youngest child
                                  reaches age 25
-------------------------------------------------------------------------------------------------------------

----------------

(21) Disability Waiver of Monthly Deductions charges are based on the base insured's issue age, gender and net amount at risk. The charges shown are for base Policy only (no riders and benefits). The addition of other riders and benefits would increase these charges. This charge does not vary once it is added to the Policy. The additional cost of insurance rates for the rider shown in the table may not be representative of the charges you will pay. Your Policy's schedule page will indicate the Disability Waiver of Monthly Deductions Rider charges applicable to your Policy. You can obtain more detailed information concerning your Disability Waiver of Monthly Deductions Rider charges by contacting your agent.

(22) This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

(23) This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

(24) The charge for this rider is a level rate based on the base insured's issue age and gender.

(25) This minimum charge is based on an insured with the following characteristics: male, age 15 at issue. This minimum charge may also apply to insureds with other characteristics.

(26) This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

(27) The charge for this rider is based on the rider face amount and does not vary.

                              PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT DEDUCTED
                                  WHEN CHARGE IS             GUARANTEED                      CURRENT
          CHARGE                      DEDUCTED                 CHARGE                        CHARGE
-------------------------------------------------------------------------------------------------------------
Other Insured Rider(28)         Monthly on the Policy
(without Extra Ratings)(7)        date and on each
                                 Monthiversary until   $0.06 per $1,000 of rider   $0.02 per $1,000 of rider
   -     Minimum Charge          the insured reaches   face amount per month(8)    face amount per month(29)
                                      age 100

   -     Maximum Charge(30)                            $83.33 per $1,000 of rider  $60.53 per $1,000 of rider
                                                       face amount per month       face amount per month

   -     Initial charge for a                          $0.12 per $1,000 of rider   $0.03 per $1,000 of rider
         male insured, issue                           face amount per month       face amount per month
         age 30, in the
         preferred elite
         non-tobacco use class
-------------------------------------------------------------------------------------------------------------
Primary Insured Rider Plus(28) Monthly on the Policy
(without Extra Ratings)(7)       date and on each
                                Monthiversary until    $0.06 per $1,000 of rider   $0.02 per $1,000 of rider
   -     Minimum Charge         the insured reaches    face amount per month(8)    face amount per month(31)
                                      age 100

   -     Maximum Charge(30)                            $83.33 per $1,000 of rider  $42.42 per $1,000 of rider
                                                       face amount per month       face amount per month

   -     Initial charge for a                          $0.12 per $1,000 of rider   $0.02 per $1,000 of rider
         male insured, issue                           face amount per month       face amount per month
         age 30, in the
         preferred elite
         non-tobacco use class
-------------------------------------------------------------------------------------------------------------

----------
(28) Rider cost of insurance charges are based on each insured's issue age, gender, underwriting class, Policy year, and the rider face amount. Cost of insurance rates generally will increase each year with the age of the insured. The rider's cost of insurance rates shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your agent.

(29) This minimum charge is based on an insured with the following characteristics: female, issue age 26, preferred elite non-tobacco class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

(30) This maximum charge is based on an insured with the following characteristics: male, age 25 at issue standard tobacco underwriting class and in the 75th Policy year. This maximum charge may also apply to insureds with other characteristics.

(31) This minimum charge is based on an insured with the following characteristics: female, issue age 25, preferred elite non-tobacco class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics

                              PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT DEDUCTED
                                  WHEN CHARGE IS             GUARANTEED                         CURRENT
          CHARGE                      DEDUCTED                 CHARGE                           CHARGE
------------------------------------------------------------------------------------------------------------------
Living Benefit Rider               When rider is          Discount Factor(32)           Discount Factor(32)
(an Accelerated Death                exercised
Benefit)
------------------------------------------------------------------------------------------------------------------
Inflation Fighter Rider(33)    After rider generates   See listings in tables above   See listings in tables above
(with increasing premium)       annual increases to    for:                           for:
                                 Policy specified      Cost of Insurance              Cost of Insurance
                                      amount           Monthly Per Unit Charge        Monthly Per Unit Charge
                                                       Surrender Charge               Surrender Charge
------------------------------------------------------------------------------------------------------------------
Inflation Fighter Rider        After rider generates   See listings in tables above   See listings in tables above
Level Premium(33)               annual increases to    for:                           for:
                                 Policy specified      Cost of Insurance              Cost of Insurance
                                      amount           Monthly Per Unit Charge        Monthly Per Unit Charge
                                                       Surrender Charge               Surrender Charge
------------------------------------------------------------------------------------------------------------------

RANGE OF EXPENSES FOR THE PORTFOLIOS(1, 2)

         The next table shows the minimum and maximum total operating expenses charged by the portfolios during the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

---------------------------------------------------------------------------------------------------------------------
                                                                                               Minimum       Maximum
---------------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES  (total of all expenses that are deducted from
portfolio assets, including management fees, 12b-1 fees, and other expenses)                    0.41%         1.77%
---------------------------------------------------------------------------------------------------------------------
NET ANNUAL PORTFOLIO OPERATING EXPENSES (total of all expenses that are deducted from
portfolio assets, including management fees, 12b-1 fees, and other expenses, after              0.41%         1.40%
contractual waiver of fees and expenses)(3)
---------------------------------------------------------------------------------------------------------------------

(1) The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

(2) The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are "funds of funds." A "fund of funds" portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Fund portfolios. Each "fund of funds" has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the combined actual expenses for each of the "funds of funds" and for the portfolios in which it invests, assuming a constant allocation by each "fund of funds" of its assets among the portfolios identical to its actual allocation at December 31, 2002.

(3) The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 8 portfolios that require a portfolio's investment adviser to reimburse or waive portfolio expenses until April 30, 2004.

WESTERN RESERVE, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

WESTERN RESERVE

         Western Reserve Life Assurance Co. of Ohio located at 570 Carillon Parkway, St. Petersburg, Florida 33716 is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

-----------------

(32) We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for lost income due to the early payment of the death benefit.

(33) Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of cost of insurance charge and monthly per unit charge resulting from the scheduled annual increase in specified amount will be set based on the Policy's issue age and duration at the time of the increase.

THE SEPARATE ACCOUNT

         The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

         The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

         Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

         CHANGES TO THE SEPARATE ACCOUNT. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

         - Remove, combine, or add subaccounts and make the combined or new subaccounts available for allocation of net premiums;

         - Combine the separate account or any subaccount(s) with one or more different separate account(s) or subaccount(s);

         - Close certain subaccounts to allocations of new net premiums by current or new Policyowners;

         - Transfer assets of the separate account or any subaccount, which we determine to be associated with the class of policies to which the Policy belongs, to another separate account or subaccount;

         - Operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;

         - Establish additional separate accounts or subaccounts to invest in new portfolios of the funds;

         -        Manage the separate account at the direction of a committee;

         - Endorse the Policy, as permitted by law, to reflect changes to the separate account and subaccounts as may be required by applicable law;

         -        Change the investment objective of a subaccount;

         - Substitute, add, or delete fund portfolios in which subaccounts currently invest net premiums, to include portfolios of newly designated funds;

         - Fund additional classes of variable life insurance policies through the separate account; and

         - Restrict or eliminate any voting privileges of owners or other persons who have voting privileges in connection with the operation of the separate account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws.

         The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

THE FIXED ACCOUNT

         The fixed account is part of Western Reserve's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account's assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Western Reserve guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

         Money you place in the fixed account will earn interest compounded daily at a current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value, excluding the loan reserve, following the allocation or transfer would exceed $250,000. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a higher current interest rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the "guarantee period") unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 2.0%.

         We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or monthly deduction charges on a last in, first out basis ("LIFO") for the purpose of crediting interest.

         THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE PORTFOLIOS

         The separate account invests in shares of the portfolios of a fund. Each portfolio is an investment division of a fund, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

         Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

         Each portfolio's investment objective(s) and policies are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager.

         YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE FUND PROSPECTUSES. YOU MAY OBTAIN A FREE COPY OF THE FUND PROSPECTUSES BY CONTACTING US AT 1-800-851-9777 OR VISITING OUR WEBSITE AT WWW.WESTERNRESERVE.COM. YOU SHOULD READ THE FUND PROSPECTUSES CAREFULLY.

                                               SUB-ADVISER OR ADVISER AND
PORTFOLIO                                      INVESTMENT OBJECTIVE
--------------------------                     -------------------------------------------------------
MUNDER NET50                                   MUNDER CAPITAL MANAGEMENT
                                               Seeks long-term capital appreciation.

VAN KAMPEN EMERGING GROWTH                     VAN KAMPEN ASSET MANAGEMENT INC.
                                               Seeks capital appreciation.

                                               SUB-ADVISER OR ADVISER AND
PORTFOLIO                                      INVESTMENT OBJECTIVE
--------------------------                     -------------------------------------------------------
T. ROWE PRICE SMALL CAP                        T. ROWE PRICE ASSOCIATES, INC.
                                               Seeks long-term growth of capital by
                                               investing primarily in common stocks of
                                               small growth companies.

THIRD AVENUE VALUE                             THIRD AVENUE MANAGEMENT LLC
                                               Seeks long-term capital appreciation.

JANUS GLOBAL                                   JANUS CAPITAL MANAGEMENT LLC
                                               Seeks long-term growth of capital
                                               in a manner consistent with the
                                               preservation of capital.

TEMPLETON GREAT COMPANIES GLOBAL               TEMPLETON MANAGEMENT, LTD.
                                               GREAT COMPANIES, L.L.C.
                                               Seeks long-term growth of capital
                                               in a manner consistent with the
                                               preservation of capital.

GREAT COMPANIES - TECHNOLOGY(SM)               GREAT COMPANIES, L.L.C.
                                               Seeks long-term growth of capital.

JANUS GROWTH                                   JANUS CAPITAL MANAGEMENT LLC
                                               Seeks growth of capital.

MARSICO GROWTH                                 BANC OF AMERICA CAPITAL MANAGEMENT, LLC
                                               Seeks long-term growth of capital.

GREAT COMPANIES - AMERICA(SM)                  GREAT COMPANIES, L.L.C.
                                               Seeks long-term growth of capital.

SALOMON ALL CAP                                SALOMON BROTHERS ASSET MANAGEMENT INC
                                               Seeks capital appreciation.

PBHG/NWQ VALUE SELECT                          NWQ INVESTMENT MANAGEMENT COMPANY,
                                               LLC AND PILGRIM BAXTER & ASSOCIATES, LTD.
                                               Seeks to achieve maximum, consistent
                                               total return with minimum risk to
                                               principal.

T. ROWE PRICE EQUITY INCOME                    T. ROWE PRICE ASSOCIATES, INC.
                                               Seeks to provide substantial dividend
                                               income, as well as long-term growth
                                               of capital by primarily investing in
                                               the dividend-paying common stocks of
                                               established companies.

TRANSAMERICA VALUE BALANCED                    TRANSAMERICA INVESTMENT MANAGEMENT, LLC
                                               Seeks preservation of capital and
                                               competitive investment returns.

CLARION REAL STATE SECURITIES                  ING CLARION REAL ESTATE SECURITIES
                                               Seeks long-term total return from
                                               investments primarily in equity securities
                                               of real estate companies. Total return will
                                               consist of realized and unrealized capital
                                               gains and losses plus income.

                                               SUB-ADVISER OR ADVISER AND
PORTFOLIO                                      INVESTMENT OBJECTIVE
--------------------------                     -------------------------------------------------------
FEDERATED GROWTH & INCOME                      FEDERATED INVESTMENT COUNSELING
                                               Seeks total return by investing in
                                               securities that have defensive
                                               characteristics.

JANUS BALANCED                                 JANUS CAPITAL MANAGEMENT LLC
                                               Seeks long-term capital growth, consistent
                                               with preservation of capital and balanced by
                                               current income.

AEGON BOND                                     BANC ONE INVESTMENT ADVISORS CORP.
                                               Seeks the highest possible current income
                                               within the confines of the primary goal of
                                               insuring the protection of capital.

TRANSAMERICA MONEY MARKET                      TRANSAMERICA INVESTMENT MANAGEMENT, LLC
                                               Seeks to obtain maximum current income
                                               consistent with preservation of principal
                                               and maintenance of liquidity.

ASSET ALLOCATION - CONSERVATIVE PORTFOLIO*     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                                               Seeks current income and preservation of
                                               capital.

ASSET ALLOCATION - MODERATE PORTFOLIO*         AEGON/TRANSAMERICA FUND ADVISERS, INC.
                                               Seeks capital appreciation.

ASSET ALLOCATION - MODERATE GROWTH             AEGON/TRANSAMERICA FUND ADVISERS, INC.
PORTFOLIO*                                     Seeks capital appreciation.

ASSET ALLOCATION - GROWTH PORTFOLIO*           AEGON/TRANSAMERICA FUND ADVISERS, INC.
                                               Seeks capital appreciation and current income.

TRANSAMERICA CONVERTIBLE SECURITIES            TRANSAMERICA INVESTMENT MANAGEMENT, LLC
                                               Seeks maximum total return through a
                                               combination of current income and capital
                                               appreciation.

PIMCO TOTAL RETURN                             PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
                                               Seeks maximum total return consistent with
                                               preservation of capital and prudent investment
                                               management.

TRANSAMERICA EQUITY                            TRANSAMERICA INVESTMENT MANAGEMENT, LLC
                                               Seeks to maximize long-term growth.

TRANSAMERICA GROWTH OPPORTUNITIES              TRANSAMERICA INVESTMENT MANAGEMENT, LLC
                                               Seeks to maximize long-term growth.

                                               SUB-ADVISER OR ADVISER AND
PORTFOLIO                                      INVESTMENT OBJECTIVE
--------------------------                     -------------------------------------------------------
TRANSAMERICA U.S. GOVERNMENT                   TRANSAMERICA INVESTMENT MANAGEMENT, LLC
SECURITIES                                     Seeks to provide as high a level of total return as
                                               is consistent with prudent investment strategies
                                               by investing under normal conditions at least 80% of
                                               its net assets in U.S. government debt obligations and
                                               mortgage-backed securities issued or guaranteed
                                               by the U.S. government, its agencies or government -
                                               sponsored entities.

J.P. MORGAN ENHANCED INDEX                     J.P. MORGAN INVESTMENT MANAGEMENT INC.
                                               Seeks to earn a total return modestly in excess of the
                                               total return performance of the S&P 500 Index
                                               (including the reinvestment of dividends) while
                                               maintaining a volatility of return similar to the
                                               S&P 500 Index.

CAPITAL GUARDIAN VALUE                         CAPITAL GUARDIAN TRUST COMPANY
                                               Seeks to provide long-term growth of capital and
                                               income through investments in a portfolio comprised
                                               primarily of equity securities of U.S. issuers and
                                               securities whose principal markets are in the U.S.
                                               (including American Depositary Receipts) and
                                               other U.S. registered foreign securities.

MFS HIGH YIELD                                 MFS INVESTMENT MANAGEMENT
                                               Seeks to provide high current income by
                                               investing primarily in a professionally
                                               managed diversified portfolio of fixed
                                               income securities, some of which may involve
                                               equity features.

POTOMAC DOW 30 PLUS PORTFOLIO                  RAFFERTY ASSET MANAGEMENT, LLC
                                               Seeks daily investment results that correspond
                                               to 125% of the performance of the Dow Jones
                                               Industrial Average(SM).

POTOMAC OTC PLUS PORTFOLIO                     RAFFERTY ASSET MANAGEMENT, LLC
                                               Seeks to provide investment returns that
                                               correspond to 125% of the performance of the
                                               Nasdaq 100 Index(TM).

ACCESS U.S. GOVERNMENT MONEY                   RAFFERTY ASSET MANAGEMENT, LLC
MARKET PORTFOLIO                               Seeks to provide security of principal, current
                                               income and liquidity.

WELLS S&P REIT INDEX PORTFOLIO                 WELLS ASSET MANAGEMENT, INC.
                                               Seeks to provide investment results
                                               corresponding to the performance of the S&P
                                               Real Estate Investment Trust Composite
                                               Index.

                                               SUB-ADVISER OR ADVISER AND
PORTFOLIO                                      INVESTMENT OBJECTIVE
--------------------------                     -------------------------------------------------------
FIDELITY VIP INDEX 500 PORTFOLIO -             FIDELITY MANAGEMENT & RESEARCH COMPANY
SERVICE CLASS 2 SHARES                         Seeks investment results that correspond to the total
                                               return of common stocks publicly traded in the
                                               United States, as represented by the
                                               Standard & Poor's 500(SM) Index.

-------------------

* Each asset allocation portfolio invests in a combination of underlying Series Fund portfolios.

         AEGON/Transamerica Fund Advisers, Inc. ("AEGON/Transamerica Advisers"), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by Western Reserve (78%) and AUSA Holding Company (22%), serves as investment adviser to the Series Fund and manages the Series Fund in accordance with policies and guidelines established by the Series Fund's Board of Directors. For certain portfolios, AEGON/Transamerica Advisers has engaged investment sub-advisers to provide portfolio management services. AEGON/Transamerica Advisers and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Series Fund prospectuses for more information regarding AEGON/Transamerica Advisers and the investment sub-advisers.

         Morningstar Associates, LLC ("Morningstar"), located at 225 West Wacker Drive, Chicago, Illinois 60606, serves as a "consultant" to AEGON/Transamerica Advisers for investment model creation and maintenance to the Asset Allocation - Conservative Portfolio, Asset Allocation - Moderate Portfolio, Asset Allocation
- Moderate Growth Portfolio and Asset Allocation - Growth Portfolio of the Series Fund. Morningstar will be paid an annual fee for its services. See the Series Fund prospectuses for more information regarding Morningstar.

         Access Fund Management, LLC, located at 475 Hickorynut Avenue, Oldsmar, Florida 34677, serves as the investment adviser to the AVIT fund and manages the AVIT fund in accordance with policies and guidelines established by the AVIT fund's Board of Trustees. For certain portfolios, AVIT has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. AVIT and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the AVIT fund prospectus for more information regarding Access and the investment sub-advisers.

         Fidelity Management & Research Company ("FMR"), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the VIP Fund and manages the VIP Fund in accordance with policies and guidelines established by the VIP Fund's Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the VIP Fund prospectus for more information regarding FMR and the investment sub-adviser.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

         Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

         Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

         If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

CHARGES AND DEDUCTIONS

         This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

SERVICES AND BENEFITS WE PROVIDE    -        the death benefit, cash and loan
UNDER THE POLICY:                            benefits;

                                    -        investment options, including
                                             premium allocations;

                                    -        administration of elective options;
                                             and

                                    -        the distribution of reports to
                                             owners.

COSTS AND EXPENSES WE INCUR:        -        costs associated with processing
                                             and underwriting applications;

                                    -        expenses of issuing and
                                             administering the Policy (including
                                             any Policy riders);

                                    -        overhead and other expenses for
                                             providing services and benefits and
                                             sales and marketing expenses,
                                             including compensation paid in
                                             connection with the sale of the
                                             Policies; and

                                    -        other costs of doing business, such
                                             as collecting premiums, maintaining
                                             records, processing claims,
                                             effecting transactions, and paying
                                             federal, state and local premium
                                             and other taxes and fees.

RISKS WE ASSUME:                    -        that the charges we may deduct may
                                             be insufficient to meet our actual
                                             claims because insureds die sooner
                                             than we estimate; and

                                    -        that the costs of providing the
                                             services and benefits under the
                                             Policies may exceed the charges we
                                             are allowed to deduct.

         Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM EXPENSE CHARGE

         Before we allocate the net premium payments you make, we will deduct the Premium Expense Charge.

THE PREMIUM EXPENSE CHARGE IS EQUAL TO:       - 6% of premiums during the first
                                              ten Policy years on Policies with
                                              a specified amount in force of
                                              less than $250,000 (band 1), and
                                              2.5% of premiums thereafter; and

                                              - 3.0% of all premiums during the
                                              first ten Policy years on Policies
                                              with a specified amount in force
                                              from $250,000 - $499,999 (band 2),
                                              and 2.5% of premiums thereafter.

                                          -   There is no premium expense charge
                                              for Policies with a specified
                                              amount of $500,000 or higher (band
                                              3).

                                          -   Certain events (such as increases
                                              or decreases in the specified
                                              amount, a change in death benefit
                                              option, or a cash withdrawal if
                                              you choose Option A or Option C
                                              death benefit) may affect the
                                              specified amount in

                                              force. Premium expense charges
                                              will be based on the specified
                                              amount in force on the Base Policy
                                              at the time we receive the
                                              premium.

                                          -   Some or all of the premium expense
                                              charges we deduct are used to pay
                                              the aggregate Policy costs and
                                              expenses we incur, including
                                              distribution costs and/or state
                                              premium taxes. Although state
                                              premium tax rates imposed on us
                                              vary from state to state, the
                                              premium expense charge we deduct
                                              will not vary with the state of
                                              residence of the policyowner.

MONTHLY DEDUCTION

         We take a monthly deduction from the cash value on the Policy date and on each Monthiversary prior to attained age 100. If you elect to choose the subaccounts from which we will deduct the monthly deduction (that is, make self-directed monthly deductions), we will withdraw from each selected account an amount equal to the monthly deduction MULTIPLIED BY the selected percentage you elect to have deducted from that account. If you do not elect self-directed monthly deductions, or if any of the selected accounts would be reduced to zero by the deductions, then we will deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). You may change the election of self-directed monthly deductions by providing us with a request for such a change in a form satisfactory to us. The change in self-directed monthly deductions will be effective on the date we record the request for change.

         Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

THE MONTHLY DEDUCTION IS                  -   the monthly Policy charge for the
EQUAL TO:                                     Policy; PLUS

                                          -   the monthly cost of insurance
                                              charge for the Policy; PLUS

                                          -   the monthly per unit charge for
                                              the Policy; PLUS

                                          -   the portion of the monthly
                                              deduction for any benefits
                                              provided by riders attached to the
                                              Policy.

                                          MONTHLY POLICY CHARGE:

                                          -   This charge currently equals $8.00
                                              each Policy month for the first
                                              ten Policy years. In Policy years
                                              11+, this charge equals $4.00 each
                                              Policy month.

                                          -   We guarantee this charge will
                                              never be more than $12.00 per
                                              month.

                                          -   This charge is used to cover
                                              aggregate Policy expenses.

                                          COST OF INSURANCE CHARGE:

                                          -   We deduct this charge each month.
                                              It varies each month and is
                                              determined as follows:


                                              1.   reduce the death benefit on
                                                   the Monthiversary by the cash
                                                   value on the Monthiversary
                                                   after it has been allocated
                                                   among the layers of specified
                                                   amount in force in the
                                                   following order: first,
                                                   initial specified amount,
                                                   then, each increase in
                                                   specified amount starting
                                                   with the oldest increase,
                                                   then the next oldest,
                                                   successively, until
                                                   all cash value has been
                                                   allocated (the resulting
                                                   amounts are the net amount at
                                                   risk for each layer of
                                                   specified amount);

                                              2.   multiply each layer of net
                                                   amount at risk provided under
                                                   1. by the appropriate monthly
                                                   cost of insurance rate for
                                                   that layer; and add the
                                                   results together.

                                          -   Your monthly current cost of
                                              insurance rate depends, in part,
                                              on your specified amount band. The
                                              specified amount bands available
                                              are:

                                              -   Band 1: $50,000 - $249,999

                                              -   Band 2: $250,000 - $499,999

                                              -   Band 3: $500,000 or more

                                          -   The current Policy cost of
                                              insurance rates for the first
                                              three (3) Policy years are fixed
                                              at issue and we guarantee not to
                                              change them.

                                          -   Cost of insurance rates are
                                              generally lower for each higher
                                              band of specified amount.

                                          -   We determine your specified amount
                                              band by referring to the specified
                                              amount in force for the Base
                                              Policy (that is, the initial
                                              specified amount on the Policy
                                              date, plus any increases, and
                                              minus any decreases).

                                          MONTHLY PER UNIT CHARGE:

                                          This charge equals:

                                              - the monthly per unit charge for
                                              the specified amount on the Policy
                                              date; PLUS

                                              - the monthly per unit charge for
                                              each increase in specified amount
                                              caused by either a rider or a
                                              requested increase; MINUS

                                              - the monthly per unit charge for
                                              any specified amount that has been
                                              decreased.

                                          -   Currently we deduct this charge
                                              each month during the first 10
                                              years from the Policy date, and 10
                                              years following the date of any
                                              increase in specified amount. We
                                              guarantee the duration of this
                                              charge to be no more than 20 years
                                              following the Policy date and no
                                              more than 20 years following the
                                              date of any increase in specified
                                              amount.

                                          -   The monthly per unit charge that
                                              is set on the Policy date is based
                                              on the issue age of the insured. A
                                              separate monthly per unit charge
                                              is assessed for up to 20 years
                                              following each increase in
                                              specified amount and the rate of
                                              that charge is based on the
                                              insured's age at the time of any
                                              increase in specified amount.

                                          OPTIONAL INSURANCE RIDERS:

                                          -   The monthly deduction will include
                                              charges for any optional insurance
                                              benefits you add to your Policy by
                                              rider.

         To determine the monthly cost of insurance rates we refer to a schedule of current cost of insurance rates using the insured's issue age on the Policy date, issue age at the time of any increase in specified amount, specified amount band, gender, underwriting class, and the length of time from the Policy date or from the date of any increase in specified amount. The factors that affect the net amount at risk for each layer of specified amount include the investment performance of the portfolios in which you invest, payment of premiums, the fees and charges deducted under the Policy, the death benefit option you chose, as well as any Policy transactions (such as loans, partial withdrawals, transfers, and changes in specified amount). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables ("1980 C.S.O. Tables") and the insured's attained age, gender, and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. Tables.

         If you increase the specified amount, different monthly cost of insurance rates may apply to that layer of specified amount, based on the insured's issue age and rate class at the time of the increase, gender, and the length of time since the increase. Increases in specified amount may move the Policy into a higher specified amount band, resulting in a decrease in the rates for the cost of insurance charge.

         Decreases in specified amount may cause the Policy to drop into a lower band of specified amount and may result in an increase in the rates for the cost of insurance charge. Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and then reduce the initial specified amount.

         If you have selected the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium and you request a decrease in specified amount of your Policy, you will forfeit any future increases in specified amount generated by the rider.

         The underwriting class of the insured will affect the cost of insurance rates. We use a standard method of underwriting in determining underwriting classes, which are based on the health of the insured. We currently place insureds into preferred and standard classes. We also place insureds into sub-standard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates.

         We may issue certain Policies on a simplified or expedited basis. Cost of insurance rates charged for any Policies issued on a simplified or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar Policy that we offer using different underwriting criteria.

         The guaranteed cost of insurance rates under the riders are substantially the same as the guaranteed cost of insurance rates applied to the Policy's net amount at risk, except that current rates are not guaranteed for the first 3 years under the riders.

MORTALITY AND EXPENSE RISK CHARGE

         We deduct a daily charge from your Policy's cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume. This charge is equal to:

         -    your Policy's cash value in each subaccount multiplied by

         - the daily pro rata portion of the annual mortality and expense risk charge rate of 0.75%.

         For the first ten Policy years, the current annual rate is equal to 0.75% of the average daily net assets of each subaccount. We intend to reduce this charge to 0.60% for Policy years 11 - 15, 0.30% for Policy years 16 - 20 and 0.00% for Policy years 21+, but we do not guarantee that we will do so. We guarantee this charge to be no more than 0.90% annually for all Policy years.

         The mortality risk is that the insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

         If this charge combined with other Policy charges, does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution and other costs.

SURRENDER CHARGE

         If you surrender your Policy completely during the first 10 years (or during the 10-year period following an increase in specified amount), we deduct a surrender charge from your cash value and pay the remaining cash value (less any outstanding loan amount and accrued loan interest) to you.

         The surrender charge is a charge for each $1,000 of the initial specified amount of your Base Policy and of each increase in specified amount. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial specified amount and the surrender charges calculated for each increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium).

         The initial specified amount has an 10-year surrender charge period starting on the Policy date and surrender charges that are based upon the insured's issue age, gender and rate class on the Policy date. Each increase in specified amount has its own 10-year surrender charge period and surrender charges that are based upon the insured's issue age, gender and rate class at the time of the increase.

         There is no surrender charge if you wait until the end of the 10th Policy anniversary to surrender your Policy and you have not selected the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium and you have not increased your specified amount within the past 10 Policy years. The payment you receive is called the net surrender value. The formula we use reduces the surrender charge at older ages in compliance with state laws.

         THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD EVALUATE THIS CHARGE CAREFULLY BEFORE YOU CONSIDER A SURRENDER. Under some circumstances the level of surrender charges might result in no net surrender value available if you surrender your Policy in the early Policy years. This will depend on a number of factors, but is more likely if:

         - you pay premiums equal to or not much higher than the minimum monthly guarantee premium shown in your Policy; and/or

         -    investment performance is too low.

         In addition, surrender charges that apply for 10 years after any increase in specified amount will likely significantly reduce your net surrender value.

THE SURRENDER CHARGE FOR EACH LAYER OF               -        the surrender charge per $1,000 of specified amount
SPECIFIED AMOUNT IS CALCULATED AS:                            in the layer (varies by issue age, gender and
                                                              underwriting class on the Policy date or date of
                                                              specified amount increase); multiplied by

                                                     -        the number of thousands of specified amount in the
                                                              layer; multiplied by

                                                     -        the SURRENDER CHARGE FACTOR.

         The SURRENDER CHARGE PER THOUSAND is calculated separately for the initial specified amount and for each increase in specified amount, using the rates found in Appendix A.

         The SURRENDER CHARGE FACTOR is also calculated separately for the initial specified amount and for each increase in specified amount in force (including specified amount increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium). The surrender charge factor varies by the insured's issue age (on the Policy date or date of specified amount increase) and number of years since the Policy date or date of specified amount increase. In no event are the surrender charge factors any greater than those shown on the table below. We always determine the surrender charge factor from the Policy date or date of specified amount increase to the surrender date, regardless of whether there were any prior lapses and reinstatements.

                                     SURRENDER CHARGE FACTORS
  END OF
  POLICY                                          FACTOR FOR ISSUE AGES
   YEAR*
              0 - 39    40 - 44    45 - 49     50 - 54     55 - 59    60 - 64     65 - 69    70 - 74   75 - 85
              ------    -------    -------     -------     -------    -------     -------    -------   -------
At Issue       1.00      1.00        1.00        1.00       1.00        1.00        1.00       1.00     1.00
     1         1.00      0.98        0.97        0.96       0.96        0.92        0.91       0.91     0.89
     2         0.95      0.91        0.91        0.89       0.89        0.89        0.88       0.87     0.84
     3         0.88      0.87        0.86        0.86       0.85        0.85        0.85       0.84     0.80
     4         0.79      0.78        0.77        0.77       0.76        0.76        0.75       0.74     0.74
     5         0.68      0.67        0.65        0.64       0.64        0.64        0.63       0.62     0.62
     6         0.55      0.55        0.55        0.55       0.55        0.55        0.55       0.55     0.55
     7         0.40      0.40        0.40        0.40       0.40        0.40        0.40       0.40     0.40
     8         0.25      0.25        0.25        0.25       0.25        0.25        0.25       0.25     0.25
     9         0.10      0.10        0.10        0.10       0.10        0.10        0.10       0.10     0.10
    10+         0          0          0           0           0          0           0          0         0

* The factor on any date other than a Policy anniversary or anniversary of an increase in specified amount will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

- SURRENDER CHARGE EXAMPLE: Assume a male non-tobacco user purchases the Policy at issue age 30 with a specified amount of $100,000. The Policy is surrendered at the end of Policy year 5. The surrender charge per $1,000 of specified amount is $17.06. This is multiplied by the surrender charge factor of .68.

The surrender charge       =        the surrender charge per $1,000 ($17.06) x the number of thousands of initial specified amount (100) x the surrender charge factor (.68)

                           =        $1,160.08

         The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including agent sales commissions and printing and advertising costs, as well as aggregate Policy expenses.

TRANSFER CHARGE

                  - We currently allow you to make 12 transfers each Policy year free from charge.

                  -   We charge $25 for each additional transfer.

                  - For purposes of assessing the transfer charge, all transfers made in one day, regardless of the number of subaccounts affected by the transfer, will be considered a single transfer.

                  - We deduct the transfer charge from the amount being transferred.

                  - Transfers due to loans or the exercise of conversion rights, via the Internet or due to reallocation of cash value immediately after the reallocation date, do not count as transfers for the purpose of assessing this charge.

                  - Transfers under dollar cost averaging and asset rebalancing are transfers for purposes of this charge.

                  -   We will not increase this charge.

LOAN INTEREST CHARGE

         We currently charge you an effective annual interest rate on a Policy loan of 2.75% (3.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy year, we will apply preferred loan rates charged on an amount equal to the cash value MINUS total premiums paid (less any cash withdrawals) and MINUS any outstanding loan amount including accrued loan interest. The current preferred loan interest rate charged is 2.00% effective annually and is guaranteed not to exceed 2.25%. After the insured's attained age 100, all loans, new and existing, are considered preferred loans.

CASH WITHDRAWAL CHARGE

         - After the first Policy year, you may take one cash withdrawal per Policy year.

         - When you make a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

         - We deduct this amount from the withdrawal, and we pay you the balance.

         -    We will not increase this charge.

TAXES

         We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed by federal or state agencies.

RIDER CHARGES

         - LIVING BENEFIT RIDER. We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for expected lost income due to the early payment of the death benefit.

         - INFLATION FIGHTER RIDER (WITH INCREASING PREMIUM) AND INFLATION FIGHTER RIDER LEVEL PREMIUM. Annual increases in specified amount generated by one of these riders will increase the cost of insurance charges and increase the amount and duration of the monthly per unit charges and surrender charges under the Policy. The new layer of cost of insurance charge resulting from the annual increase in specified amount will be set based on the insured's issue age on the Policy date and duration from issue. The new layer of monthly per unit charge resulting from the annual increase in specified amount will be based on the insured's attained age at the time of increase and duration from the time of increase.

         - CHILDREN'S INSURANCE RIDER. We assess a cost of insurance charge based on the rider face amount regardless of the number of children insured.

         - ACCIDENTAL DEATH BENEFIT RIDER. We assess a cost of insurance charge based on the insured's attained age and rider face amount. Cost of insurance charges generally will increase each year with the age of the insured.

         - OTHER INSURED RIDER. We assess a cost of insurance charge based on each other insured's issue age, gender, underwriting class, Policy year and the rider face amount. Cost of insurance charges generally will increase each year with the age of the insured.

         - DISABILITY WAIVER OF MONTHLY DEDUCTIONS RIDER. We assess a rider charge based on the primary insured's issue age, gender and net amount at risk for the Policy, as well as a charge based on those riders that would be eligible to have monthly deductions waived.

         - DISABILITY WAIVER OF PREMIUM RIDER. The charge for this rider is based on the primary insured's issue age, gender and the amount of monthly waiver of premium benefit that would be paid in the event of total disability, as defined in the rider.

         - PRIMARY INSURED RIDER PLUS ("PIR PLUS"). We assess a cost of insurance charge based on the insured's issue age, gender, underwriting class, Policy year and the rider face amount. Cost of insurance charges generally will increase each year with the age of the insured.

PORTFOLIO EXPENSES

         The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets.

         Our affiliate, AFSG Securities Corporation ("AFSG"), the principal underwriter for the Policies, will receive the 12b-1 fees deducted from the VIP Fund and AVIT portfolio assets for providing shareholder support services to the VIP Fund and AVIT portfolios. We and our affiliates, including the principal underwriter for the Policies, may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy and may be significant. Some advisers, administrators, distributors or portfolios may pay us (and our affiliates) more than others.

THE POLICY

         Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general Policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does NOT include references to all state specific differences. All state specific Policy features will be described in your Policy.

OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The principal rights an owner may exercise are:

         -    to designate or change beneficiaries;

         -    to receive amounts payable before the death of the insured;

         - to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment);

         -    to change the owner of this Policy; and

         - to change the specified amount or death benefit option type of this Policy.

At issue, the owner must select either the guideline premium tax test or the cash value accumulation tax test on the Policy application. Once selected, this tax test cannot be changed.

         No designation or change in designation of an owner will take effect unless we receive written request thereof. When received, the request will take effect as of the date we receive it, subject to payment or other action taken by us before it was received.

MODIFYING THE POLICY

         Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary. NO AGENT MAY BIND US BY MAKING ANY PROMISE NOT CONTAINED IN THIS POLICY.

Upon notice to you, we may amend the Policy:

         - to make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or

         - to assure qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life policies; or

         -    to reflect a change in the operation of the separate account; or

         -    to provide additional subaccounts and/or fixed account options.

PURCHASING A POLICY

         To purchase a Policy, you must submit a completed application (listing your choice of death benefit option and tax test, among others) and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG, the principal underwriter for the Policy, and us.

         You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for a Policy is generally $50,000. We currently charge lower cost of insurance rates for Policies with specified amounts in higher bands of coverage. We offer the following specified amount bands of coverage:

               -   band 1: $50,000 - $249,999

               -   band 2: $250,000 - $499,999

               -   band 3: $500,000 and over

         We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

         -        the date of your application; or

         - the date the insured completes all of the medical tests and examinations that we require.

TAX-FREE "SECTION 1035" EXCHANGES

         You can generally exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

WHEN INSURANCE COVERAGE TAKES EFFECT

         Insurance coverage under the Policy will take effect only if all of the following conditions have been met: (1) the first full premium must be received by the Company; (2) during the lifetime of any proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

         Conditional Insurance Coverage. If you pay the full initial premium listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured will have conditional insurance coverage under the terms of the conditional receipt. Because we do not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, we do not offer conditional insurance coverage for Policies issued with a specified amount in excess of $1,000,000. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

THE AGGREGATE AMOUNT OF CONDITIONAL                  -      the amounts applied for under all conditional
INSURANCE COVERAGE, IF ANY, IS THE LESSER OF:               receipts issued by us; or
                                                     -      $500,000 of life insurance.

SUBJECT TO THE CONDITIONS AND LIMITATIONS            -      the date of application;
OF THE CONDITIONAL RECEIPT, CONDITIONAL
INSURANCE UNDER THE TERMS OF THE POLICY              -      the date of the last medical examination, test,
APPLIED FOR MAY BECOME EFFECTIVE AS OF                      and other screenings required by us, if any (the
THE LATER OF:                                               "Effective Date").  Such conditional insurance
                                                            will take effect as of the Effective Date, so long
                                                            as all of the following requirements are met:

                                                            1. Each person proposed to be insured is found to
                                                               have been insurable as of the Effective Date,
                                                               exactly as applied for in accordance with our
                                                               underwriting rules and standards, without any
                                                               modifications as to plan, amount, or premium
                                                               rate;

                                                            2. As of the Effective Date, all statements and
                                                               answers given in the application must be true;

                                                            3. The payment made with the application must not
                                                               be less than the full initial premium for the
                                                               mode of payment chosen in the application and
                                                               must be received at our office within the
                                                               lifetime of the proposed insured;

                                                            4. All medical examinations, tests, and other
                                                               screenings required of the proposed insured by
                                                               us are completed and the results received at our
                                                               office within 60 days of the date the
                                                               application was completed; and

                                                            5. All parts of the application, any supplemental
                                                               application, questionnaires, addendum and/or
                                                               amendment to the application are signed and
                                                               received at our office.

ANY CONDITIONAL LIFE INSURANCE COVERAGE              a.     60 days from the date the application was signed;
TERMINATES ON THE EARLIEST OF:
                                                     b.     the date we either mail notice to the applicant of
                                                            the rejection of the application and/or mail a refund
                                                            of any amounts paid with the application;

                                                     c.     when the insurance applied for goes into effect
                                                            under the terms of the Policy applied for; or

                                                     d.     the date we offer to provide insurance on terms
                                                            that differ from the insurance for which you have
                                                            applied.

SPECIAL LIMITATIONS OF THE CONDITIONAL               -      the conditional receipt is not valid unless:
RECEIPT:                                                      -  all blanks in the conditional receipt are
                                                                 completed; and

                                                              -  the Receipt is signed by an agent or authorized
                                                                 Company representative.

OTHER LIMITATIONS:                                   -      There is no conditional receipt coverage for
                                                            riders or any additional benefits, if any, for
                                                            which you may have applied.

                                                     -      If one or more of the Receipt's conditions have
                                                            not been met exactly, or if a proposed insured
                                                            dies by suicide, we will not be liable except to
                                                            return any payment made with the application.

                                                     -      If we do not approve and accept the application
                                                            within 60 days of the date you signed the
                                                            application, the application will be deemed to be
                                                            rejected by us and there will be no conditional
                                                            insurance coverage. In that case, Western Reserve's
                                                            liability will be limited to

                                  returning any payment(s) you have made upon return of this Receipt to us.

         Full Insurance Coverage and Allocation of Initial Premium. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy date. On the Policy date (or on the record date if your Policy is backdated), we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts you selected on your application, provided you live in a state that does not require a refund of full premium during the free-look period. If your state requires us to return the full premium in the event you exercise your free-look right, we will place your net premium in the reallocation account until the reallocation date. While held in the reallocation account, premium(s) will be credited with interest at the current fixed account rate.

         On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request at our office. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange ("NYSE") is open for trading.

BACKDATING A POLICY

         If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

         Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of a requested increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deduction, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.

POLICY CHANGES AFTER AGE 100

         If the Policy is still in force on the Policy anniversary on or following the insured's 100th birthday, the Policy will continue, with the following changes, which may vary by state:

         -    We will no longer accept any further premium payments;

         -    We will no longer deduct the monthly deductions;

         - We will continue to deduct the mortality and expense risk charge, if any;

         - Interest will continue to accrue on any Policy loans, as before but all loans will be considered preferred loans;

         - We will continue to accept Policy loan repayments and loan interest payments; and

         - We will continue to permit Policy loans and withdrawals to be made.

POLICY FEATURES

PREMIUMS

ALLOCATING PREMIUMS

         You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states to direct or transfer money into. You must follow these guidelines:

         -    allocation percentages must be in whole numbers;

         - if you select dollar cost averaging, you must have at least $5,000 in each subaccount from which we will make transfers and you must transfer at least a total of $100 monthly;

         - if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $5,000; and

         - unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value, excluding amounts in the loan reserve, following the allocation would exceed $250,000.

         Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us or calling us at 1-800-851-9777 Monday - Friday 8:30 a.m. - 7:00 p.m. Eastern time. The change will be effective at the end of the valuation date on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

         Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received before the NYSE closes are priced using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern time). If we receive a premium payment after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

         You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

         Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial net premium on the Policy date (or the record date if your Policy is backdated) to the reallocation account as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. The reallocation date is the Policy date (or the record date if your Policy is backdated), plus the number of days in your state's free-look period, plus five days. Please contact your agent for details concerning the free-look period for your state.

         On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If you requested dollar cost averaging, on the reallocation date we will reallocate the cash value either to the fixed account, the WRL Transamerica Money Market subaccount or the WRL AEGON Bond subaccount (depending on which account you selected on your application).

         For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy date. On the Policy date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

PREMIUM FLEXIBILITY

         You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay a premium at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly guarantee premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly guarantee premium. See Minimum Monthly Guarantee Premium below.

PLANNED PERIODIC PAYMENTS

         You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

         Even if you make your planned periodic payments on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy's net surrender value. If the net surrender value is not high enough to pay the monthly deduction when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

MINIMUM MONTHLY GUARANTEE PREMIUM

         The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium.

         Until the no lapse date shown on your Policy schedule page, we guarantee that your Policy will not lapse, as long as on any Monthiversary you have paid total premiums (MINUS any cash withdrawals, MINUS any outstanding loan amount and MINUS any accrued loan interest) that equal or exceed the sum of the minimum monthly guarantee premiums for each month from the Policy date up to and including the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your specified amount or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse period guarantee in place.

         The initial minimum monthly guarantee premium is shown on your Policy's schedule page, and depends on a number of factors, including the age, gender, rate class of the insured, and the specified amount requested. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount (including specified amount increases generated by the Inflation Fighter Rider (with increasing premium)), or if any riders are added, or if in force riders are increased or decreased. We will notify you of the new minimum monthly guarantee premium. The Inflation Fighter Rider Level Premium initially has higher minimum monthly guarantee premiums than the Inflation Fighter Rider (with increasing premium), but the minimum monthly guarantee premium does not increase annually for the Inflation Fighter Rider Level Premium like it does for the Inflation Fighter Rider (with increasing premium). We also reserve the right to require, before we issue a Policy, that the initial premium plus the planned premium payable during the no lapse period is at least equal to the cumulative minimum monthly guarantee premiums during the no lapse period.

         Until the no lapse date shown on your Policy schedule page, your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deduction, as long as on any Monthiversary the total amount of the premiums you have paid (MINUS any cash withdrawals, MINUS any outstanding loan amount and MINUS any accrued interest) equals or exceeds the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month.

         AFTER THE NO LAPSE PERIOD GUARANTEE ENDS, PAYING THE CURRENT MINIMUM MONTHLY GUARANTEE PREMIUM EACH MONTH WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. YOU MAY NEED TO PAY ADDITIONAL PREMIUMS TO KEEP THE POLICY IN FORCE.

         For a Policy issued to any insured 0-60, the no lapse date is the lesser of the 20th Policy anniversary or the insured attained age 65. For a Policy issued to an insured ages 61-85, the no lapse date is the 5th Policy anniversary. The no lapse date is specified in your Policy.

PREMIUM LIMITATIONS

         Premium payments must be at least $50 ($1,000 if by wire). We may return premiums less than $50. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. If you choose the guideline premium test there are additional premium limitations. We may not accept a payment that will cause the Policy to become a modified endowment contract without your consent.

MAKING PREMIUM PAYMENTS

         We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by wire transfer.

         If you wish to make payments by wire transfer, you should contact our Call Center at 1-800-851-9777 for instructions on wiring federal funds to us.

         Tax-Free Exchanges ("1035 Exchanges"). We will accept part or all of your initial premium from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

         Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of receipt at our office of the proceeds from the 1035 Exchange before we finalize your Policy's specified amount.

TRANSFERS

GENERAL

         You or your agent/registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our office. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

         - You may make one transfer from the fixed account in a Policy year (unless you choose dollar cost averaging from the fixed account).

         - Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000.

         - You may request transfers in writing (in a form we accept), by fax, by telephone to our office or electronically through our website (www.westernreserve.com).

         -    There is no minimum amount that must be transferred.

         - There is no minimum amount that must remain in a subaccount after a transfer.

         - We deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

         - We consider all transfers made in any one day to be a single transfer.

         - Transfers resulting from loans or the exercise of conversion rights, or due to reallocation of cash value immediately after the reallocation date are currently not treated as transfers for the purpose of the transfer charge.

         - Transfers via the Internet are not treated as transfers for the purpose of the transfer charge.

         - Transfers under dollar cost averaging and asset rebalancing are treated as transfers for purposes of the transfer charge.

         - Transfers between any AVIT subaccount and any Series Fund or VIP Fund subaccount will be processed only if you send us a written request through standard United States Postal delivery, with an original signature authorizing each transfer.

         COSTS AND MARKET TIMING/FREQUENT TRANSFERS. Professional market timing organizations and some Policy owners try to profit from various strategies called market timing; for example, switching money into investment option portfolios when they expect prices to rise and taking money out when they expect prices to fall, or switching from one investment option portfolio to another and then back again after a short period of time. As money is shifted in and out, the underlying mutual fund incurs expenses for buying and selling securities. These costs are borne by all Policy owners, including the long-term Policy owners who do not generate the costs. Frequent transfers may also impede the ability of the portfolio manager of the underlying fund to sustain the stated investment objective of the portfolio.

         The transfer privilege under the Policy is not intended to serve as a vehicle for short-term or frequent transfers. The Policy does not permit market timing/frequent transfers except among subaccounts in the Access Variable Insurance Trust. As described above, frequent transfers among investment option portfolios disrupt portfolio management in the underlying mutual fund and tend to drive fund expenses higher. We reserve the right to limit or revoke your transfer privileges and/or may not accept future premium payments from you if you engage in frequent transfer activity. We consider eight or more transfers in any three-month period to be frequent transfer activity, although we reserve the right to impose restrictions if there are less frequent transfers.

         You may only transfer values between subaccounts in the AEGON/Transamerica Series Fund, Inc. or the Fidelity Variable Insurance Products Fund and the Access Variable Insurance Trust by sending us your written request, with original signature authorizing each transfer, through standard United States postal delivery (no overnight or other priority delivery service).

         DO NOT INVEST WITH US IN THE AEGON/TRANSAMERICA SERIES FUND, INC. OR THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND IF YOU INTEND TO CONDUCT MARKET TIMING/FREQUENT TRANSFER ACTIVITY. IF YOU DO, WE WILL IMMEDIATELY NOTIFY YOU AND YOUR AGENT IN WRITING THAT ANY ADDITIONAL REQUESTS FOR TRANSFERS WILL BE SUBJECT TO CERTAIN RESTRICTIONS, INCLUDING THE PERMANENT LOSS OF ELECTRONIC TRANSFER PRIVILEGES. We consider transfers by telephone, fax, overnight mail or Internet to be "electronic" transfers.

         We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

         Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at 1-800-851-9777 Monday - Friday 8:30 a.m. - 7:00 p.m. Eastern time, or fax your instructions to 727-299-1648.

         Please note the following regarding telephone, Internet or fax transfers:

         - We will employ reasonable procedures to confirm that instructions are genuine.

         - If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.

         - If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

         - Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

         - We may also require that you send us the telephone, Internet or fax transfer order in writing.

         - If you do not want the ability to make telephone or Internet transfers, you should notify us in writing at our office.

         - Telephone, Internet or fax orders must be received at our office before 4:00 p.m. Eastern time to receive same-day pricing of the transaction. Orders received before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the

              NYSE (usually 4:00 p.m. Eastern time). If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

         - WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 727-299-1648.

         - We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

         We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

         Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether yours, your Internet service provider's, your agent's or Western Reserve's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing. You should protect your personal identification number (PIN) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or one authorized by you.

         We will process any transfer order we receive at our office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

FIXED ACCOUNT TRANSFERS

         You may make one transfer per Policy year from the fixed account unless you select dollar cost averaging from the fixed account. We reserve the right to require that you make the transfer request in writing. Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. We will make the transfer at the end of the valuation date on which we receive the written request. The maximum amount you may transfer to the fixed account is limited to the greater of:

         - 25% of the amount in the fixed account (currently we allow up to 50% of your value, but the 50% limit is not guaranteed); or

         - the amount you transferred from the fixed account in the immediately prior Policy year.

         Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

CONVERSION RIGHTS

         If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing to our office.

DOLLAR COST AVERAGING

         Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

         Under dollar cost averaging, we automatically transfer a set dollar amount from the WRL Transamerica Money Market subaccount, the WRL AEGON Bond subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our office, provided that we receive the form by the 25th day of the month.

TO START DOLLAR COST AVERAGING:         -    you must submit a completed form to
                                             us at our office requesting dollar
                                             cost averaging;

                                        -    you must have at least $5,000 in
                                             each account from which we will
                                             make transfers;

                                        -    your total transfers each month
                                             under dollar cost averaging must be
                                             at least $100; and

                                        -    each month, you may not transfer
                                             more than one-tenth of the amount
                                             that was in your fixed account at
                                             the beginning of dollar cost
                                             averaging.

         You may request dollar cost averaging at any time. There is no charge for dollar cost averaging. However, each transfer under dollar cost averaging counts towards your 12 free transfers each year.

DOLLAR COST AVERAGING WILL TERMINATE IF:  -  we receive your request to cancel your participation;

                                          -  the value in the accounts from
                                             which we make the transfers is
                                             depleted;

                                          -  you elect to participate in the
                                             asset rebalancing program; OR

                                          -  you elect to participate in any
                                             asset allocation services provided
                                             by a third party.

         We may modify, suspend, or discontinue dollar cost averaging at any time.

ASSET REBALANCING PROGRAM

         We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts (except the AVIT subaccounts) you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.

         You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy date. Once we receive the asset rebalancing request form at our office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

TO START ASSET REBALANCING:             -    you must submit a completed asset
                                             rebalancing request form to us at
                                             our office; and

                                        -    you must have a minimum cash value
                                             of $5,000 or make a $5,000 initial
                                             premium payment.

         There is no charge for the asset rebalancing program. However, each reallocation we make under the program counts towards your 12 free transfers each year.

ASSET REBALANCING WILL CEASE IF:        -    you elect to participate in the
                                             dollar cost averaging program;

                                        -    we receive your request to
                                             discontinue participation at our
                                             office;

                                        -    you make any transfer to or from
                                             any subaccount other than under a
                                             scheduled rebalancing; or

                                        -    you elect to participate in any
                                             asset allocation services provided
                                             by a third party.

         You may start and stop participation in the asset rebalancing program at any time; but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

THIRD PARTY ASSET ALLOCATION SERVICES

         We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

POLICY VALUES

CASH VALUE

         - Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

         - Serves as the starting point for calculating values under a Policy.

         - Equals the sum of all values in each subaccount and the fixed account.


         -        Is determined on the Policy date and on each valuation date.

         - Has no guaranteed minimum amount and may be more or less than premiums paid.

         - Includes any amounts held in the fixed account to secure any outstanding Policy loan.

NET SURRENDER VALUE

         The net surrender value is the amount we pay when you surrender your Policy. We determine the net surrender value at the end of the valuation period when we receive your written surrender request at our office.

NET SURRENDER VALUE ON ANY VALUATION DATE EQUALS:    -  the cash value as of
                                                        such date; MINUS

                                                     -  any surrender charge as
                                                        of such date; MINUS

                                                     -  any outstanding Policy
                                                        loan amount; MINUS

                                                     -  any accrued Policy loan
                                                        interest.

SUBACCOUNT VALUE

         Each subaccount's value is the cash value in that subaccount. At the end of any valuation period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

THE NUMBER OF UNITS IN ANY SUBACCOUNT   -  the initial units purchased at unit
ON ANY VALUATION DATE EQUALS:              value on the Policy date, or
                                           reallocation date, if different; PLUS

                                        -  units purchased with additional net
                                           premium(s); PLUS

                                        -  units purchased through transfers
                                           from another subaccount or the fixed
                                           account; MINUS

                                        -  units redeemed to pay for monthly
                                           deductions; MINUS

                                        -  units redeemed to pay for cash
                                           withdrawals; MINUS

                                        -  units redeemed as part of a transfer
                                           to another subaccount, the loan
                                           reserve account or the fixed account;
                                           MINUS

                                        -  units redeemed to pay cash withdrawal
                                           and transfer charges.

         Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request or cash withdrawal request is received at our office.

SUBACCOUNT UNIT VALUE

         The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

THE UNIT VALUE OF ANY SUBACCOUNT       -  the total value of the portfolio
AT THE END OF A VALUATION PERIOD          shares held in the subaccount,
IS CALCULATED AS:                         including the value of any dividends
                                          or capital gains distribution declared
                                          and reinvested by the portfolio
                                          during the valuation period. This
                                          value is determined by multiplying the
                                          number of portfolio shares owned by
                                          the subaccount by the portfolio's net
                                          asset value per share determined at
                                          the end of the valuation period; MINUS

                                       -  a charge equal to the daily net assets
                                          of the subaccount multiplied by the
                                          daily equivalent of the mortality and
                                          expense risk charge; MINUS

                                       -  the accrued amount of reserve for any
                                          taxes or other economic burden
                                          resulting from applying tax laws that
                                          we determine to be properly
                                          attributable to the subaccount; AND
                                          THE RESULT DIVIDED BY

                                       -  the number of outstanding units in the
                                          subaccount before the purchase or
                                          redemption of any units on that date.

         The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

FIXED ACCOUNT VALUE

         On the Policy date, or the reallocation date, if different, the fixed account value is equal to the cash value allocated to the fixed account.

THE FIXED ACCOUNT VALUE AT THE END     - the sum of net premium(s) allocated to
OF ANY VALUATION PERIOD IS EQUAL TO:     the fixed account; PLUS

                                       -  any amounts transferred from a
                                          subaccount to the fixed account; PLUS

                                       -  total interest credited to the fixed
                                          account; MINUS

                                       -  amounts charged to pay for monthly
                                          deductions; MINUS

                                       -  amounts withdrawn or surrendered from
                                          the fixed account to pay for cash
                                          withdrawals or transfer charges; MINUS

                                       -  amounts transferred from the fixed
                                          account to a subaccount.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

         As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

DEATH BENEFIT PROCEEDS EQUAL:          -  the death benefit (described below);
                                          MINUS

                                       -  any monthly deductions due during the
                                          grace period (if applicable); MINUS

                                       -  any outstanding loan amount and
                                          accrued loan interest; PLUS

                                       -  any additional insurance in force
                                          provided by rider.

         We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured's age or gender.

DEATH BENEFIT

         The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. If you do not choose a death benefit option in your application, the Option A death benefit option will automatically be in effect. No matter which death benefit option you choose, we guarantee that, so long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured's death.

         The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

         To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits (retroactively and prospectively), that are consistent with such an increase. We may deduct retroactive adjustments from the cash value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deduction.

         For purposes of qualifying the Policy as a life insurance policy, there are two tax "tests" available in Code Section 7702, the "guideline premium" test, or the "cash value accumulation" test. You must choose either the guideline premium test or the cash value accumulation test on your application. This choice may not be changed. If you do not choose one of these two tests on your application, the default test will be the guideline premium test. You should consult a tax advisor when choosing the tax test and in choosing a death benefit option.

UNDER THE GUIDELINE PREMIUM TEST

DEATH BENEFIT OPTION A                 1. the current specified amount; OR
EQUALS THE GREATEST OF:
                                       2. a specified percentage called the
                                          "limitation percentage," as shown on
                                          your Policy's schedule page,
                                          MULTIPLIED BY
                                          the cash value on the primary
                                          insured's date of death; OR

                                       3. the amount required for the Policy to
                                          qualify as a life insurance policy
                                          under Section 7702 of the Internal
                                          Revenue Code.

         Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

         The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for the guideline premium test for different ages:

ATTAINED AGE                              LIMITATION PERCENTAGE
40 and under                                      250%
  41 to 45                250% of cash value minus 7% for each age over age 40
  46 to 50                215% of cash value minus 6% for each age over age 45
  51 to 55                185% of cash value minus 7% for each age over age 50
  56 to 60                150% of cash value minus 4% for each age over age 55
  61 to 65                130% of cash value minus 2% for each age over age 60
  66 to 70                120% of cash value minus 1% for each age over age 65
  71 to 75                115% of cash value minus 2% for each age over age 70
  76 to 90                                        105%
  91 to 95                105% of cash value minus 1% for each age over age 90
  96 to 99                                        100%
100 and older                                     101%

         If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

         Option A Guideline Premium Test Illustration. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in specified amount, and that there are no outstanding loans. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 specified amount. Each additional dollar added to the cash value above $40,000 will increase the death benefit by $2.50.

         Similarly, so long as the cash value exceeds $40,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, the death benefit will equal the specified amount of the Policy.

UNDER THE CASH VALUE ACCUMULATION TEST

DEATH BENEFIT OPTION A                      1.  the current specified amount; OR
EQUALS THE GREATEST OF:
                                            2.  a specified percentage called
                                                the "limitation percentage", as
                                                shown on your Policy's schedule
                                                page, MULTIPLIED BY
                                                the difference between the cash
                                                value on the date of the primary
                                                insured's death and any
                                                applicable net
                                                single premium for riders that
                                                are qualified additional
                                                benefits as shown on your
                                                Policy's schedule page; OR

                                            3.  the amount required for the
                                                Policy to qualify as a life
                                                insurance policy under Section
                                                7702 of the Internal Revenue
                                                Code.

         Under Option A, your death benefit remains level unless the limitation percentage calculation above is greater than the specified amount; then the death benefit will vary as the cash value varies.

         The limitation percentage and the net single premium for riders under the cash value accumulation test are calculated as specified under Section 7702. They are based on the insured's gender, underwriting class, rate band, and attained age at the beginning of each Policy year.

         If the federal tax code requires us to determine the death benefit by reference to these limitation percentages and net single premiums, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

         Option A Cash Value Accumulation Test Illustration. Assume that a Policy has had no withdrawals or decreases in specified amount, and that there are no outstanding loans. Also assume that the Policy has a specified amount of $100,000, an Other Insured Rider with a face amount of $50,000 has been added to the Policy, the limitation percentage is 297%, and the net single premium for the rider is $14,850. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit for the base Policy must be equal to or be greater than 297% of the difference of the cash value and the net single premium for riders, any time the cash value of the Policy exceeds $48,520, the death benefit of the base Policy will exceed the $100,000 specified amount. The figure of $48,520 is derived because 297% of ($48,520 - $14,850) equals $100,000. Each additional dollar added to the cash value above $48,520 will increase the death benefit of the base Policy by $2.97.

         Similarly, so long as the cash value exceeds $48,520, each dollar taken out of the cash value will reduce the death benefit of the base Policy by $2.97. If at any time the difference of the cash value and the net single premium for riders multiplied by the limitation percentage is less than the specified amount, the death benefit of the base Policy will equal the specified amount of the Policy.

UNDER THE GUIDELINE PREMIUM TEST

DEATH BENEFIT OPTION B         1.   the current specified amount; PLUS
EQUALS THE GREATEST OF:             the cash value on the insured's date of
                                    death; OR

                               2. the limitation percentage, as shown on your Policy's schedule page, MULTIPLIED BY the cash value on the primary insured's date of death; OR

                               3.   the amount required for the Policy to
                                    qualify as a life insurance policy under
                                    Section 7702 of the Internal Revenue Code.

         Under Option B, the death benefit always varies as the cash value varies.

         Option B Guideline Premium Test Illustration. Assume that the insured's attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $66,667, the death benefit will be greater than the specified amount plus cash value. The figure of $66,667 is derived because 250% of $66,667 equals $100,000 + $66,667. Each additional dollar of cash value above $66,667 will increase the death benefit by $2.50.

         Similarly, any time cash value exceeds $66,667, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time, cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

UNDER THE CASH VALUE ACCUMULATION TEST

DEATH BENEFIT OPTION B          1.      the current specified amount; PLUS
EQUALS THE GREATEST OF:                 the cash value on the primary insured's
                                        date of death; OR

                                2.       a specified percentage called the
                                         "limitation percentage", as shown on
                                         your Policy's schedule page, MULTIPLIED
                                         BY
                                         the difference between the cash
                                         value on the date of the primary
                                         insured's death and any applicable net
                                         single premium for riders that are
                                         qualified additional benefits as shown
                                         on your Policy's schedule page; OR

                                3. the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

         Under Option B, the death benefit always varies as the cash value varies.

         Option B Cash Value Accumulation Test Illustration. Assume that the insured's attained age is 40 and that there are no outstanding loans. Also assume that the Policy has a specified amount of $100,000, an Other Insured Rider with a face amount of $50,000 has been added to the Policy, the limitation percentage is 297%, and the net single premium for the rider is $14,850. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit for the base Policy, however, must be at least 297% of the difference of the cash value and the net single premium for riders. As a result, if the cash value of the Policy exceeds $73,149, the death benefit for the base Policy will be greater than the specified amount plus cash value. The figure of $73,149 is derived because 297% of ($73,149 - $14,850) equals $100,000 + $73,149. Each additional dollar of cash value above $73,149 will increase the death benefit of the base Policy by $2.97.

         Similarly, any time cash value exceeds $73,149, each dollar taken out of cash value will reduce the death benefit of the base Policy by $2.97. If at any time, the difference of the cash value and the net single premium for riders multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit for the base Policy will be the specified amount plus the cash value of the Policy.

DEATH BENEFIT OPTION C             1.   death benefit Option A; OR
EQUALS THE GREATEST OF:

                                   2. the current specified amount, MULTIPLIED BY an age-based "factor" equal to the lesser of

                                           -  1.0 or

                                           -  0.04 TIMES (95 MINUS insured's
                                              attained age at death) (the
                                              "factor" will never be less than
                                              zero); PLUS
                                              the cash value on the insured's
                                              date of death; OR

                                   3.   the amount required for the Policy to
                                        qualify as a life insurance policy under
                                        Section 7702 of the Internal Revenue
                                        Code.

         Under Option C, the death benefit varies with the cash value and the insured's attained age. Because the death benefit under Option C is at least as large as that under Option A, the Code Section 7702 life insurance qualification compliance test used in calculating the Option A death benefit will be taken into account in the Option C death benefit.

         Option C--Three Illustrations.

         1. Assume that the insured is under age 40 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 x the minimum of (1.0 and (0.04 x (95-40))) + $10,000). Until the insured attains age 71, this benefit is the same as the Option B benefit.

         2. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $22,000 will have a death benefit of $102,000 ($100,000 x the minimum of (1.0 and (0.04 x (95-75))) + $22,000).

         3. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $9,000 will have a death benefit equal to the specified amount of $100,000, since the calculation of $100,000 times the minimum of (1.0 and (0.04 x (95-75))) plus $9,000 is less than the specified amount.

DEATH BENEFIT AFTER AGE 100

         If the Policy is still in force on the Policy anniversary on or following the insured's 100th birthday, the Policy will continue and the death benefit payable will continue to be calculated in accordance with the death benefit option and the life insurance compliance test then in effect.

EFFECT OF CASH WITHDRAWALS ON THE DEATH BENEFIT

         If you choose Option A, or if you choose Option C and the insured's attained age is 71 or greater, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. Regardless of the death benefit option you choose, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.

EFFECT OF INFLATION FIGHTER RIDER (WITH INCREASING PREMIUM) OR INFLATION FIGHTER RIDER LEVEL PREMIUM ON THE DEATH BENEFIT

         If you choose Option A you may add either the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium. Your Policy's specified amount will automatically increase each year on the Policy anniversary until the 20th Policy anniversary. If you change from Option A to either Option B or Option C, the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium will terminate and future scheduled increases in specified amount will automatically cease.

CHOOSING DEATH BENEFIT OPTIONS

         You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay. If you do not select a death benefit option on your application, Option A will become the death benefit option for your Policy, by default.

         You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.

CHANGING THE DEATH BENEFIT OPTION

         After the third Policy year, you may change your death benefit option once each Policy year if you have not increased or decreased the specified amount that year. We will notify you of the new specified amount.

         -    You must send your written request to our office.

         - The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change.

         - You may not make a change that would decrease the specified amount below the minimum specified amount shown on your Policy schedule page.

         - You may not change the death benefit option after the insured attains age 95.

         - There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's death benefit option.

INCREASING/DECREASING THE SPECIFIED AMOUNT

         You may increase the specified amount once each Policy year if you have not changed the death benefit option that year. After the Policy has been in force for three years, you may decrease the specified amount once each Policy year if you have not changed the death benefit option that year. An increase or decrease in the specified amount will affect your cost of insurance charge, monthly per unit charge, your guideline premium, your minimum monthly guarantee premium, and your ability to maintain the no lapse period guarantee, and may have adverse federal tax consequences.

         In addition, an increase or decrease in specified amount may move the Policy into a different specified amount band, so that your overall cost of insurance rate and monthly per unit charge will change. An increase in specified amount will be treated as an additional layer of coverage with its own cost of insurance rates, monthly per unit charge, surrender charges and surrender charge period. If you increase your specified amount, you will receive notification of your new minimum monthly guarantee premium and surrender charge schedule. This also applies to increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium.

         You should consult a tax advisor before increasing or decreasing your Policy's specified amount.

CONDITIONS FOR AND IMPACT OF           -     you must send your written request
DECREASING THE SPECIFIED AMOUNT:             to our office;

                                       -     only allowed after the third Policy
                                             year;

                                       -     you may not change your death
                                             benefit option or increase your
                                             specified amount in the same Policy
                                             year that you decrease your
                                             specified amount;

                                       -     you may not decrease your specified
                                             amount lower than the minimum
                                             specified amount under band 1 shown
                                             on your Policy schedule page;

                                       -     you may not decrease your specified
                                             amount if it would disqualify your
                                             Policy as life insurance under the
                                             Internal Revenue Code;

                                       -     until the later of the end of the
                                             surrender charge period or the
                                             Policy anniversary on or following
                                             the insured's 65th birthday, we may
                                             limit the amount of decrease to no
                                             more than 20% of the then current
                                             specified amount;

                                       -     a decrease in specified amount will
                                             take effect on the Monthiversary on
                                             or after we receive your written
                                             request;

                                       -     if a decrease to your Policy's
                                             specified amount causes your
                                             specified amount band to change,
                                             then we will apply the cost of
                                             insurance rates to the amounts in
                                             the new band as of the effective
                                             date of the decrease in specified
                                             amount; and

                                       -     a decrease in specified amount will
                                             cause a new minimum monthly
                                             guarantee premium to be calculated.
                                             The new minimum monthly guarantee
                                             premium is effective on the date of
                                             decrease.

CONDITIONS FOR AND IMPACT OF           -     we will accept requests for
INCREASING THE SPECIFIED AMOUNT:             increases in specified amount on
                                             any Monthiversary before the
                                             insured's 86th birthday;

                                       -     your request must be applied for on
                                             a supplemental application and must
                                             include evidence of insurability
                                             satisfactory to us;

                                       -     a requested increase in specified
                                             amount requires our approval and
                                             will take effect on the
                                             Monthiversary on or after we
                                             approve your request;

                                       -     we may require your requested
                                             increase in specified amount to be
                                             at least $10,000;

                                       -     you may not change your death
                                             benefit option or decrease your
                                             specified amount in the same Policy
                                             year that you request an increase
                                             in your specified amount;

                                       -     if an increase (including specified
                                             amount increases generated by the
                                             Inflation Fighter Rider (with
                                             increasing premium) or the
                                             Inflation Fighter Rider Level
                                             Premium) to your Policy's specified
                                             amount causes your specified amount
                                             band to change, then we will apply
                                             the cost of insurance rates to the
                                             amounts in the new band as of the
                                             effective date of the increase in
                                             specified amount;

                                       -     an increase in specified amount
                                             (including specified amount
                                             increases generated by the
                                             Inflation Fighter Rider (with
                                             increasing premium)) will cause a
                                             new minimum monthly guarantee
                                             premium to be calculated. The new
                                             minimum monthly guarantee premium
                                             is effective on the date of
                                             increase;

                                       -     each increase in specified amount
                                             (including specified amount
                                             increases generated by the
                                             Inflation Fighter Rider (with
                                             increasing premium) or the
                                             Inflation Fighter Rider Level
                                             Premium) will have its own
                                             surrender charge that applies for
                                             10 years after the date of each
                                             increase. This charge may
                                             significantly reduce your net
                                             surrender value; and

                                       -     increases in specified amount will
                                             not be subject to future automatic
                                             increases under the Inflation
                                             Fighter Rider (with increasing
                                             premium) or the Inflation Fighter
                                             Rider Level Premium.

PAYMENT OPTIONS

         There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum.

SURRENDERS AND CASH WITHDRAWALS

SURRENDERS

         You must make a written request containing an original signature to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our office. Written requests to surrender a Policy that are received before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern time). If we receive the written request after the NYSE closes, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. The insured must be alive, and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 10 Policy years (or during the 10-year period subsequent to an increase in specified amount, including specified amount increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium). Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See Federal Income Tax Considerations.

CASH WITHDRAWALS

         After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions.

CASH WITHDRAWAL CONDITIONS:            -     You must send your written cash
                                             withdrawal request with an original
                                             signature to our office.

                                       -     We allow one cash withdrawal per
                                             Policy year.

                                       -     We may limit the amount you can
                                             withdraw to at least $500 and the
                                             remaining net surrender value
                                             following a withdrawal may not be
                                             less than $500. During the first 10
                                             Policy years, the amount of the
                                             withdrawal may be limited to no
                                             less than $500 and to no more than
                                             10% of the net surrender value.
                                             After the 10th Policy year, the
                                             amount of a withdrawal may be
                                             limited to no less than $500 and to
                                             no more than the net surrender
                                             value, less $500.

                                       -     You may not take a cash withdrawal
                                             if it will reduce the specified
                                             amount below the minimum specified
                                             amount set forth in the Policy.

                                       -     You may specify the subaccount(s)
                                             and the fixed account from which to
                                             make the withdrawal. If you do not
                                             specify an account, we will take
                                             the withdrawal from each account in
                                             accordance with your current
                                             premium allocation instructions.

                                       -     We generally will pay a cash
                                             withdrawal request within seven
                                             days following the valuation date
                                             we receive the request at our
                                             office.

                                       -     We will deduct a processing fee
                                             equal to $25 or 2% of the amount
                                             you withdraw, whichever is less. We
                                             deduct this amount from the
                                             withdrawal, and we pay you the
                                             balance.

                                       -     You may not take a cash withdrawal
                                             that would disqualify your Policy
                                             as life insurance under the
                                             Internal Revenue Code.

                                       -     You will forfeit any future
                                             increases in specified amount
                                             generated by the Inflation Fighter
                                             Rider (with increasing premium) or
                                             the Inflation Fighter Rider Level
                                             Premium if you make a cash
                                             withdrawal.

                                       -     A cash withdrawal may have tax
                                             consequences.

         A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect or when death benefit Option C is in effect and the insured's attained age is 71 or greater, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. This decrease in specified amount may cause your Policy to be in a lower specified amount band, so that your cost of insurance rates would be higher. You also may have to pay higher minimum monthly guarantee premiums.

         When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service.

CANCELING A POLICY

         You may cancel a Policy for a refund during the "free-look period" by returning it to our office, to one of our branch offices or to the agent who sold you the Policy. The free-look period expires 10 days after you receive the Policy. In some states you may have more than 10 days. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the returned Policy at our office. The amount of the refund will be:

         -    any charges and taxes we deduct from your premiums; PLUS

         - any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account; PLUS

         - your cash value in the subaccounts and the fixed account on the date we (or our agent) receive the returned Policy at our office.

         Some states may require us to refund all of the premiums you paid for the Policy.

LOANS

GENERAL

         After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Income Tax Considerations.

POLICY LOANS ARE SUBJECT TO        -   we may require you to borrow at least
CERTAIN CONDITIONS:                    $500; and

                                   - the maximum amount you may borrow is 90% of the net surrender value.

         When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.

         We normally pay the amount of the loan within seven days after we receive a proper loan request at our office. We may postpone payment of loans under certain conditions.

         You may request a loan by telephone by calling us at 1-800-851-9777 Monday - Friday 8:30 a.m. - 7:00 p.m. Eastern time. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request. If you do not want the ability to request a loan by telephone, you should notify us in writing at our office. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.

         You may also fax your loan request to us at 727-299-1667. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

         You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our office and will be credited as of the date received. WE WILL CONSIDER ANY PAYMENTS YOU MAKE ON THE POLICY TO BE PREMIUM PAYMENTS UNLESS THE PAYMENTS ARE CLEARLY SPECIFIED AS LOAN REPAYMENTS. BECAUSE WE DO NOT APPLY

THE PREMIUM EXPENSE CHARGE TO LOAN REPAYMENTS, IT IS VERY IMPORTANT THAT YOU INDICATE CLEARLY IF YOUR PAYMENT IS INTENDED TO REPAY ALL OR PART OF A LOAN.

         At each Policy anniversary, we will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, including accrued loan interest, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. WE RESERVE THE RIGHT TO REQUIRE A TRANSFER TO THE FIXED ACCOUNT IF THE LOANS WERE ORIGINALLY TRANSFERRED FROM THE FIXED ACCOUNT.

INTEREST RATE CHARGED

         We currently charge you an effective annual interest rate on a Policy loan of 2.75% (3.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy year, we will apply preferred loan charged rates on an amount equal to the cash value MINUS total premiums paid (less any cash withdrawals) and MINUS any outstanding loan amount including accrued loan interest. The current preferred loan interest rate charged is 2.00% effective annually and is guaranteed not to exceed 2.25%. After the insured's attained age 100, all loans, new and existing, are considered preferred loans.

LOAN RESERVE INTEREST RATE CREDITED

         We will credit the amount in the loan reserve with interest at an effective annual rate of 2.0%.

EFFECT OF POLICY LOANS

         A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount, including accrued loan interest. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold a loan reserve equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the separate account.

         We also charge interest on Policy loans at an effective annual rate of 2.75%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the Policy loan is repaid.

         There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

         We will notify you (and any assignee of record) if a loan causes your net surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE AND REINSTATEMENT

LAPSE

         Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. This Policy provides a no lapse period guarantee. See below. Once your no lapse period ends, your Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the net surrender value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

         If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the GRACE PERIOD. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

NO LAPSE PERIOD GUARANTEE

         This Policy provides a no lapse period. As long as you keep the no lapse period guarantee in effect, your Policy will not lapse and no grace period will begin. Even if your net surrender value is not enough to pay your monthly deduction, the Policy will not lapse so long as the no lapse period guarantee is in effect. The no lapse period guarantee will not extend beyond the no lapse date stated in your Policy. Each month we determine whether the no lapse period guarantee is still in effect. If the no lapse period guarantee is not in effect and the Policy is still in force, it can be restored by paying sufficient minimum monthly guarantee premiums at any time prior to the no lapse date.

NO LAPSE DATE                       -        For a Policy issued to any insured
                                             ages 0-60, the no lapse date is
                                             determined by either the number of
                                             years to attained age 65 or the
                                             20th Policy anniversary, whichever
                                             is earlier.

                                    -        For a Policy issued to an insured
                                             ages 61-85, the no lapse date is
                                             the 5th Policy anniversary.

                                    -        The no lapse date is specified in
                                             your Policy.

EARLY TERMINATION OF THE NO LAPSE   -        The no lapse period guarantee will
PERIOD GUARANTEE                             not be effective if you do not pay
                                             sufficient minimum monthly
                                             guarantee premiums.

                                    -        You must pay total premiums (minus
                                             withdrawals, outstanding loans and
                                             accrued interest) that equal at
                                             least:

                                             -    the sum of the minimum monthly
                                                  guarantee premiums in effect
                                                  for each month from the Policy
                                                  date up to and including the
                                                  current month.

EFFECT OF CHANGES ON MINIMUM        -        If you change death benefit
MONTHLY GUARANTEE PREMIUM:                   options, increase or decrease the
                                             specified amount, or if
                                             supplemental benefits (riders) are
                                             added, terminated, reduced or
                                             increased during the no lapse
                                             period, we will recalculate the
                                             amount of the minimum monthly
                                             guarantee premium. Depending upon
                                             the change made to the Policy or
                                             rider and the resulting impact
                                             on the level of the minimum monthly
                                             guarantee premium, you may need to
                                             pay additional premiums to keep the
                                             Policy in force. We will not extend
                                             the length of the no lapse period.

         You will lessen the risk of Policy lapse if you keep the no lapse period guarantee in effect. Before you take a cash withdrawal or a loan or decrease the specified amount or add, increase or decrease a rider you should consider carefully the effect it will have on the no lapse period guarantee.

         See Minimum Monthly Guarantee Premium for a discussion of how the minimum monthly guarantee premium is calculated and can change.

REINSTATEMENT

         We may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

         -        submit a written application for reinstatement to our office;

         -        provide evidence of insurability satisfactory to us;

         - if the no lapse period has expired, pay an amount sufficient to provide a net premium equal to any uncollected monthly deductions due up to the time of termination, plus two monthly deductions due in advance at the time of reinstatement, plus an amount sufficient to increase the cash value above the surrender charges in effect at the time of reinstatement;

         - if the no lapse period has not expired, the required premium will be the lesser of the premium described directly above, or the total minimum monthly guarantee premium from Policy issue through the month of lapse, plus two months of minimum monthly guarantee premiums, minus premiums previously paid net of any withdrawals, outstanding loans, accrued loan interest and surrender charge assessed upon a decrease in specified amount that has been deducted from the cash value.

         The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, PLUS any net premiums you pay at reinstatement, MINUS one monthly deduction and any surrender charge. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement. We will not reinstate indebtedness.

FEDERAL INCOME TAX CONSIDERATIONS

         The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

         A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that this Policy should generally satisfy the applicable Code requirements.

         In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over separate account assets.

         In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

         The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 affects the taxation of life insurance policies and places limits on the relationship of the accumulation value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after age 99. However, lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in accumulation value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract you may be taxed when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

         Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC"). Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

         Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits could cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

         Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

         Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

         Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

                  - All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

                  - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be distributions and taxable.

                  - A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

                  - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

         Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

         Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

         Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

         Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

         Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

         Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

         Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

         Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

         Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the insured's attained age 100 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured's attained age 100.

         Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

         Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.

         Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

OTHER POLICY INFORMATION

PAYMENTS WE MAKE

         We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death at our office. However, we can postpone such payments if:

                  - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

                  - the SEC permits, by an order, the postponement for the protection of policyowners; OR

                  - the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

         If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

         If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

SPLIT DOLLAR ARRANGEMENTS

         You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

         For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee's beneficiary would receive the balance of the proceeds.

         No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

         On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, PUBLICLY-TRADED companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

         Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

         In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department recently issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

POLICY TERMINATION

         Your Policy will terminate on the earliest of:

-        the date the insured dies; or

-        the end of the grace period; or

-        the date the Policy is surrendered.

SUPPLEMENTAL BENEFITS (RIDERS)

         The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these riders are deducted from cash value as part of the monthly deduction. The riders available with the Policies do not build cash value and provide benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy. These riders may not be available in all states and certain benefits and features may vary by state. Adding these supplemental benefits to an existing Policy or canceling them may have tax consequences and you should consult a tax advisor before doing so.

CHILDREN'S INSURANCE RIDER

         This rider provides a face amount on the primary insured's children. Our current minimum face amount for this rider for issue ages 15 days - 18 years of age is $5,000. The maximum face amount is $20,000. At the age of 25 or upon the death of the primary insured, whichever happens first, this rider may be converted to a new policy with a maximum face amount of up to five times the face amount of the rider. We will pay a death benefit once we receive proof that the insured child died while both the rider and coverage were in force for that child. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child.

ACCIDENTAL DEATH BENEFIT RIDER

         Our current minimum face amount for this rider for issue ages 15-59 is $10,000. The maximum face amount available for this rider is $150,000 (to a maximum of 150% of the Policy's specified amount).

         Subject to certain limitations, we will pay a face amount if the death of the primary insured results solely from accidental bodily injury where:

         - the death is caused by external, violent, and accidental means;

         -        the death occurs within 90 days of the accident; and

         -        the death occurs while the rider is in force.

         The rider will terminate on the earliest of:

         - the Policy anniversary on or following the primary insured's 70th birthday; or

         -        the date the Policy terminates; or

         - the Monthiversary when the rider terminates at the owner's request.

OTHER INSURED RIDER

         This rider insures the spouse and/or dependent children of the primary insured. Subject to the terms of the rider, we will pay the face amount of the rider to the owner, primary insured or the same beneficiary as the base Policy, as named in the application or in a subsequent written notice acceptable to us when we receive due proof that the other insured's death occurred while this rider was in force. Our current minimum face amount for this rider for issue ages 0-85 is $10,000. The maximum face amount is the lesser of $1,000,000 or the amount of coverage on the primary insured. The maximum number of Other Insured Riders that is allowed on any one Policy is five (5). We will pay the rider's face amount when we receive proof at our office of the other insured's death. Subject to the following conditions, on any Monthiversary while the rider is in force, you may convert it to a new policy on the other insured's life (without evidence of insurability).

CONDITIONS TO CONVERT THE RIDER:    -        your request must be in writing and
                                             sent to our office;

                                    -        the other insured has not reached
                                             his/her 86th birthday;

                                    -        the new policy is any permanent
                                             insurance policy that we currently
                                             offer for conversion;

                                    -        subject to the minimum specified
                                             amount required for the new policy,
                                             the amount of the insurance under
                                             the new policy will equal the face
                                             amount in force under the rider as
                                             long as it meets the minimum face
                                             amount requirements of the original
                                             Policy; and

                                    -        we will base the premium for the
                                             new policy on the other insured's
                                             rate class under the rider.

TERMINATION OF THE RIDER:           The rider will terminate on the earliest of:

                                    -        the Policy anniversary on or
                                             following the other insured's 100th
                                             birthday; or

                                    -        the date the Policy terminates for
                                             any reason except for death of the
                                             primary insured; or

                                    -        31 days after the death of the
                                             primary insured; or

                                    -        the date of conversion of this
                                             rider; or

                                    -        the Monthiversary on which the
                                             rider is terminated upon written
                                             request by the owner.

DISABILITY WAIVER OF MONTHLY DEDUCTIONS RIDER

         Subject to certain conditions, we will waive the Policy's monthly deductions while the primary insured is disabled. You may purchase this rider if the primary insured's issue age is between 15 and 55 years of age at the time the rider is purchased. This rider is not available together with the Disability Waiver of Premium Rider. Before we waive any monthly deductions, we must receive proof that:

         -        the primary insured is totally disabled;

         - the primary insured's total disability began before the Policy anniversary on or following the primary insured's 60th birthday; and

         - the primary insured's total disability has existed continuously for at least six months.

         We will not waive any deduction that becomes due more than one year before we receive written notice of your claim, after the primary insured's recovery from disability, or after termination of this rider. While the primary insured is totally disabled and receiving benefits under this rider, no grace period will begin for the Policy provided the cash value minus loans and accrued loan interest remains positive. It is possible that additional premium payments will be required to keep the Policy in force while the monthly deduction benefit is being paid.

TERMINATION OF THE RIDER:           The rider will terminate on the earliest of:

                                    -        the Policy anniversary on or
                                             following the primary insured's
                                             60th birthday, unless the primary
                                             insured is totally disabled; or

                                    -        the date of recovery from
                                             disability (with respect to
                                             benefits accruing during the
                                             continuance of an existing total
                                             disability after the Policy
                                             anniversary on or following the
                                             primary insured's 60th birthday);
                                             or

                                    -        the date the Policy terminates; or

                                    -        the Monthiversary on which this
                                             rider is terminated on written
                                             request by the owner.

When we are paying benefits under the rider, due to the primary insured's total disability, on the Policy anniversary after the insured's 60th birthday, the rider will not terminate and benefits will not end until the date the primary insured is no longer totally disabled.

DISABILITY WAIVER OF PREMIUM RIDER

         Subject to certain conditions, we will apply the waiver of premium benefit, as shown on the Policy schedule page, as if it is a premium payment into the Policy while the primary insured is totally disabled, as defined in the rider. The waiver of premium benefit is generally equal to the annual planned premium for the Policy, but the maximum payment is $12,000 or the maximum annual premium payable under the guideline premium test. We will allocate the resulting net premium into the Policy's cash value. You may purchase this rider if the primary insured's issue age is between 15 and 55 years of age. This rider is not available together with the Disability Waiver of Monthly Deductions Rider. In order to pay a benefit, we must receive proof that:

                  -        the primary insured is totally disabled;

                  - the primary insured became totally disabled before the Policy anniversary on or following the primary insured's 60th birthday; and

                  - the primary insured's total disability has existed continuously for at least six months.

         Upon meeting the requirements above, we will also make a retroactive payment equal to six months of benefits under the rider. We will apply the benefit each month on the Monthiversary. We may not pay any benefit that becomes due more than one year before we receive written notice of your claim, after the primary insured's recovery from disability, or after termination of this rider. It is possible that additional premium payments will be required to keep the Policy in force while the waiver of premium benefit is being paid.

TERMINATION OF THE RIDER:           The rider will terminate on the earliest of:

                                    -        the Policy anniversary on or
                                             following the primary insured's
                                             60th birthday, unless the primary
                                             insured is totally disabled; or

                                    -        the later of the date of recovery
                                             from disability or the Policy
                                             anniversary on or following the
                                             insured's 100th birthday (with
                                             respect to benefits accruing during
                                             the continuance of an existing
                                             total disability after the Policy
                                             anniversary on or following the
                                             primary insured's 60th birthday);
                                             or

                                    -        the date the Policy terminates; or

                                    -        the Monthiversary on which this
                                             rider is terminated on written
                                             request by the owner.

PRIMARY INSURED RIDER PLUS ("PIR PLUS")

         Under the PIR Plus, we provide term insurance coverage on the primary insured on a different basis from the coverage in your Policy.

FEATURES OF PIR PLUS:               -        the rider increases the Policy's
                                             death benefit by the rider's face
                                             amount;

                                    -        the rider may be purchased from
                                             issue ages 0-85;

                                    -        the minimum purchase amount for the
                                             rider is $25,000. There is no
                                             maximum purchase amount;

                                    -        we do not assess any additional
                                             surrender charge for the rider;

                                    -        generally the rider coverage costs
                                             less than the insurance coverage
                                             under the Policy, but it has no
                                             cash value, terminates at age 100,
                                             and it does not provide a guarantee
                                             that current cost of insurance
                                             rates in the first three Policy
                                             years will remain fixed;

                                    -        you may cancel or reduce your rider
                                             coverage without decreasing your
                                             Policy's specified amount;

                                    -        you may generally decrease your
                                             Policy's specified amount without
                                             reducing your rider coverage; and

                                    -        subject to the following
                                             conditions, on any Monthiversary
                                             while this rider is in force, you
                                             may convert this rider to a new
                                             Policy on the primary insured's
                                             life without evidence of
                                             insurability.

CONDITIONS TO CONVERT THE RIDER:    -        your request must be in writing and
                                             sent to our office;

                                    -        the primary insured has not reached
                                             his/her 86th birthday;

                                    -        the new policy is any permanent
                                             insurance policy that we currently
                                             offer for conversions;

                                    -        we may allow an increase to the
                                             Policy's specified amount if the
                                             base Policy and all of the riders
                                             in force allow such an increase.

                                    -        the amount of the insurance under
                                             the new policy or the amount of the
                                             increase will equal the specified
                                             amount in force under the rider as
                                             long as it meets the minimum
                                             specified amount requirements of a
                                             Base Policy; and

                                    -        we will base your premium on the
                                             primary insured's rate class under
                                             the rider.

TERMINATION OF THE RIDER:           The rider will terminate on the earliest of:

                                    -        the Policy anniversary on or
                                             following the primary insured's
                                             100th birthday; or

                                    -        the date the Policy terminates; or

                                    -        the date you fully convert this
                                             rider; or

                                    -        the Monthiversary on which you
                                             terminate the rider by written
                                             request.

         It may cost you more to keep a higher specified amount under the Base Policy, because the specified amount may have a cost of insurance that is higher than the cost of the same amount of coverage under your PIR Plus.

         You should consult your registered representative to determine if you would benefit from PIR Plus. We may discontinue offering PIR Plus at any time. We may also modify the terms of these riders for new policies.

LIVING BENEFIT RIDER (AN ACCELERATED DEATH BENEFIT)

         This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured's life expectancy.

         We will pay a "single-sum benefit" equal to:

         -        the death benefit on the date we pay the single-sum benefit;
                  multiplied by

         - the election percentage of the death benefit you elect to receive; divided by

         - 1 + i ("i" equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater) ("discount factor"); minus

         - any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

         The maximum terminal illness death benefit used to determine the single-sum benefit as defined above is equal to:

         - the death benefit available under the Policy once we receive satisfactory proof that the insured is ill; plus

         -        the benefit available under any PIR Plus in force.

         -        a single-sum benefit may not be greater than $500,000.

         The election percentage is a percentage that you select. It may not be greater than 100%.

         We will not pay a benefit under the rider if the insured's terminal condition results from self-inflicted injuries that occur during the period specified in your Policy's suicide provision.

         The rider terminates at the earliest of:

         -        the date the Policy terminates;

         -        the date a settlement option takes effect;

         -        the date we pay a single-sum benefit; or

         -        the date you terminate the rider.

         We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for expected lost income due to the early payment of the death benefit. This rider may not be available in all states, or its terms may vary depending on a state's insurance law requirements.

         The tax consequences of adding this rider to an existing Policy or requesting payment under the rider are uncertain and you should consult a tax advisor before doing so.

INFLATION FIGHTER RIDER (WITH INCREASING PREMIUM) AND INFLATION FIGHTER RIDER LEVEL PREMIUM

         You may select either the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium. If you select the Inflation Fighter Rider (with increasing premium), we will recalculate your minimum monthly guarantee premium with each increase in specified amount generated by the rider. If you select the Inflation Fighter Rider Level Premium, we will not recalculate your minimum monthly guarantee premium with each increase in specified amount generated by the rider.

         These riders provide scheduled annual increases to the Policy's specified amount, starting on the first Policy anniversary and continuing each Policy anniversary until the Policy's 20th anniversary, without an additional application or evidence of insurability. The riders are available only at issue of the Policy for issue ages 0-65, and are only available if Death Benefit Option A is chosen on the application. You may elect only one of these riders on the application. The riders are not available to insureds in a substandard rating class.

FEATURES OF THE RIDERS:             -        the Policy's initial specified
                                             amount must be less than
                                             $1,000,000;

                                    -        any change to the Policy's death
                                             benefit option will cause the rider
                                             to terminate and annual specified
                                             amount increases to stop;

                                    -        any withdrawal or requested
                                             decrease in specified amount of the
                                             Policy will cause the rider to
                                             terminate and annual scheduled
                                             specified amount increases to stop;

                                    -        if you decline any scheduled
                                             specified amount increase under the
                                             rider, the rider will terminate and
                                             further scheduled specified amount
                                             increases will stop;

                                    -        future scheduled specified amount
                                             increases under the rider apply
                                             only to the Policy's specified
                                             amount on the Policy date plus any
                                             previous scheduled specified amount
                                             increases under the rider. Further
                                             increases under the rider do not
                                             apply to increases in specified
                                             amount requested by you after the
                                             Policy date;

                                    -        the Policy's surrender charge
                                             period and surrender charges apply
                                             separately to each scheduled
                                             increase in specified amount. Upon
                                             a surrender of the Policy, total
                                             surrender charges will be the sum
                                             of any surrender charges applicable
                                             to the Policy and to each annual
                                             increase amount effected under the
                                             rider;

                                    -        the no lapse period for the Policy
                                             will continue to be measured from
                                             the Policy date, and will not
                                             change each time a scheduled
                                             increase in specified amount is
                                             effected under the rider;

                                 -        each time a scheduled increase in
                                          specified amount is made under the
                                          Inflation Fighter Rider (with
                                          increasing premium), the minimum
                                          monthly guarantee premium, and the
                                          tests we apply to qualify the
                                          Policy as life insurance under Code
                                          Section 7702, and for MEC purposes,
                                          will be recalculated; the minimum
                                          monthly guarantee premium will not
                                          be recalculated if you select the
                                          Inflation Fighter Rider Level
                                          Premium;

                                 -        scheduled annual increases in
                                          specified amount generated by
                                          either rider will create a new
                                          layer of cost of insurance charges,
                                          monthly per unit charges and
                                          surrender charges under the Policy.
                                          Each new layer of cost of insurance
                                          charge and monthly per unit charge
                                          resulting from the scheduled annual
                                          increase in specified amount will
                                          be set based on the Policy issue
                                          age and duration at the time of the
                                          increase;

                                 -        banding of specified amounts for
                                          purposes of applying cost of
                                          insurance rates is determined by
                                          adding the Policy's specified
                                          amount and the sum of the specified
                                          amounts created by operation of the
                                          rider. The resulting cost of
                                          insurance rates, according to the
                                          appropriate specified amount band,
                                          will then apply to both the
                                          Policy's specified amount and to
                                          each of the specified amount
                                          increases generated by either
                                          rider; and

                                 -        any requested decreases in
                                          specified amount are applied on a
                                          "last-in-first-out" basis, such
                                          that the last increase in specified
                                          amount created by operation of
                                          either rider will be eliminated
                                          first, and so on.

TERMINATION OF THE RIDERS:       Either rider will terminate on the earliest of:

                                 -        the processing date of a requested
                                          decrease in the specified amount of
                                          the Policy; or

                                 -        the date an automatic increase,
                                          under the terms of the rider, is
                                          declined by the owner; or

                                 -        the day following the 20th
                                          anniversary of the Policy; or

                                 -        a cash withdrawal from the Policy;
                                          or

                                 -        any change in death benefit option;
                                          or

                                 -        the date the primary insured dies;
                                          or

                                 -        the date the Policy terminates for
                                          any reason other than the death of
                                          the primary insured; or

                                 -        the date we receive your written
                                          request to terminate the Policy or
                                          the rider.

Under each rider the Policy's specified amount will increase on a compounded basis by 3.53%. As a courtesy, you will receive a notice of the date and amount of each scheduled increase from us on or prior to each anniversary. You may, at that time, decline in writing to us an increase within 45 days of the date of the notice. If you decline a scheduled increase in specified amount, the rider will terminate and further scheduled increases under the rider will be cancelled.

ADDITIONAL INFORMATION

SALE OF THE POLICIES

         We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies.

         We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG") for the distribution and sale of the Policies. AFSG is affiliated with us. AFSG may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives.

         See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

LEGAL PROCEEDINGS

         Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement, or on Western Reserve's ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

         The financial statements of Western Reserve are included in the SAI. As of the date of this prospectus, there are no financial statements for the separate account.

PERFORMANCE DATA

RATES OF RETURN

         The average rates of return in Table 1 reflect each subaccount's actual historical investment performance. The total return of a subaccount assumes that an investment has been held in the subaccount for various periods of time, including a period measured from the date the first subaccount of the separate account investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 3, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect the subaccount charges for this Policy. We do not show performance for subaccounts in operation for less than six months. This information does not represent or project future investment performance.

         Some portfolios began operation before their corresponding subaccount. For these portfolios, we have included in Table 2 below adjusted portfolio performance from the portfolio's inception date. The adjusted portfolio performance is designed to show the performance that would have resulted if the subaccount had been in operation during the time the portfolio was in operation.

         The numbers reflect the annual mortality and expense risk charge, investment management fees and direct fund expenses.

         These rates of return do not reflect other charges that are deducted under the Policy or from the separate account (such as the premium expense charge, monthly deduction or the surrender charge). IF THESE CHARGES WERE DEDUCTED, PERFORMANCE WOULD BE SIGNIFICANTLY LOWER. These rates of return are not estimates, projections or guarantees of future performance.

         We also show below comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks ("S&P 500"), a widely used measure of stock market performance. The S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

                                     TABLE 1
                     AVERAGE ANNUAL SUBACCOUNT TOTAL RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 2002

                                                                                                  10 YEARS        SUBACCOUNT
                                                                                                     OR           INCEPTION
SUBACCOUNT                                   1 YEAR            3 YEARS           5 YEARS          INCEPTION          DATE
----------                                   ------            -------           -------          ---------          ----
WRL Van Kampen Emerging Growth .........     (33.56)%          (27.26)%            1.33%             9.86%         03/01/93
WRL T. Rowe Price Small Cap ............     (27.89)%          (16.27)%             N/A             (5.62)%        07/01/99
WRL Third Avenue Value .................     (12.53)%            7.41%              N/A              5.65%         01/02/98
WRL Janus Global .......................     (26.58)%          (22.80)%            0.16%             6.92%         03/01/94
WRL Great Companies - Technology (SM)...     (38.58)%             N/A               N/A            (39.83)%        05/01/00
WRL Janus Growth + .....................     (30.45)%          (29.56)%           (1.99)%            5.41%         10/02/86
WRL Marsico Growth .....................     (26.54)%          (17.00)%             N/A            (10.41)%        07/01/99
WRL Great Companies - America (SM) .....     (21.28)%             N/A               N/A             (9.03)%        05/01/00
WRL Salomon All Cap ....................     (25.28)%           (3.85)%             N/A              0.60%         07/01/99
WRL PBHG/NWQ Value Select ..............     (14.85)%           (1.74)%           (0.80)%            4.52%         05/01/96
WRL T. Rowe Price Equity Income ........     (19.43)%           (5.81)%             N/A             (6.89)%        07/01/99
WRL Transamerica Value Balanced ........     (14.47)%            0.39%             0.37%             6.03%         01/03/95
WRL Clarion Real Estate Securities .....       2.82%            13.39%              N/A              3.58%         05/01/98
WRL Federated Growth & Income ..........       0.21%            13.84%             7.43%             9.95%         03/01/94
WRL AEGON Bond+ ........................       9.15%             8.82%             6.13%             6.29%         10/02/86
WRL Transamerica Money Market(1) + .....       0.67%             3.07%             3.50%             3.51%         10/02/86
WRL Templeton Great Companies
        Global .........................     (22.10)%             N/A               N/A            (22.75)%        09/01/00
WRL Munder Net50 .......................     (38.88)%          (23.58)%             N/A            (16.21)%        07/01/99
WRL Janus Balanced .....................        N/A               N/A               N/A             (5.57)%        05/01/02
WRL Asset Allocation - Conservative
        Portfolio ......................        N/A               N/A               N/A             (9.55)%        05/01/02
WRL Asset Allocation - Moderate
        Portfolio ......................        N/A               N/A               N/A            (12.34)%        05/01/02
WRL Asset Allocation - Moderate
       Growth Portfolio ................        N/A               N/A               N/A            (15.23)%        05/01/02
WRL Asset Allocation - Growth
        Portfolio ......................        N/A               N/A               N/A            (18.71)%        05/01/02
WRL Transamerica Convertible
       Securities ......................        N/A               N/A               N/A             (7.27)%        05/01/02
WRL PIMCO Total Return .................        N/A               N/A               N/A              5.67%         05/01/02
WRL Transamerica Equity ................        N/A               N/A               N/A            (15.61)%        05/01/02
WRL Transamerica Growth
        Opportunities ..................        N/A               N/A               N/A            (20.63)%        05/01/02
WRL Transamerica U.S. Government
        Securities .....................        N/A               N/A               N/A              2.24%         05/01/02
WRL J.P. Morgan Enhanced Index .........        N/A               N/A               N/A            (19.99)%        05/01/02
WRL Capital Guardian Value .............        N/A               N/A               N/A            (23.58)%        05/01/02
S&P 500 + ..............................     (23.37)%          (15.70)%           (1.94)%            7.28%         10/02/86

+        Shows ten-year performance.

(1) The current yield more closely reflects the current earnings of the subaccount than the total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount's investment in shares of the underlying portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.

         Because the WRL MFS High Yield, Potomac Dow 30 Plus Portfolio, Potomac OTC Plus Portfolio, Access U.S. Government Money Market Portfolio and Wells S&P REIT Index Portfolio subaccounts commenced operations on May 1, 2003, and the Fidelity VIP Index 500 subaccount commenced operations on November 1, 2003, the above Table does not reflect rates of return for these subaccounts.

                                     TABLE 2
            ADJUSTED HISTORICAL PORTFOLIO AVERAGE ANNUAL TOTAL RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 2002

                                                                                                 10 YEARS        PORTFOLIO
                                                                                                    OR           INCEPTION
PORTFOLIO                                         1 YEAR            3 YEARS      5 YEARS         INCEPTION         DATE
---------                                         ------            -------      -------         ---------         ----
Van Kampen Emerging Growth...............         (33.56)%          (27.26)%       1.33%            9.86%        03/01/93
T. Rowe Price Small Cap..................         (27.89)%          (16.27)%        N/A            (5.62)%       05/03/99
Third Avenue Value.......................         (12.53)%            7.41%         N/A             5.65%        01/02/98
Janus Global + ..........................         (26.58)%          (22.80)%       0.16%            9.39%        12/03/92
Great Companies - Technology(SM).........         (38.58)%             N/A          N/A           (39.83)%       05/01/00
Janus Growth +...........................         (30.45)%          (29.56)%      (1.99)%           5.41%        10/02/86
Marsico Growth...........................         (26.54)%          (17.00)%        N/A           (10.41)%       05/03/99
Great Companies - America(SM)............         (21.28)%             N/A          N/A            (9.03)%       05/01/00
Salomon All Cap..........................         (25.288%           (3.85)%        N/A             0.60%        05/03/99
PBHG/NWQ Value Select....................         (14.85)%           (1.74)%      (0.80)%           4.52%        05/01/96
T. Rowe Price Equity Income..............         (19.43)%           (5.81)%        N/A            (6.89)%       05/03/99
Transamerica Value Balanced..............         (14.47)%            0.39%        0.37%            6.03%        01/03/95
Clarion Real Estate Securities...........           2.82%            13.39%         N/A             3.58%        05/01/98
Federated Growth & Income................           0.21%            13.84%        7.43%            9.95%        03/01/94
AEGON Bond +.............................           9.15%             8.82%        6.13%            6.29%        10/02/86
Transamerica Money Market(1) +...........           0.67%             3.07%        3.50%            3.51%        10/02/86
Templeton Great Companies Global.........         (22.10)%             N/A          N/A           (22.75)%       09/01/00
Munder Net50.............................         (38.88)%          (23.58)%        N/A           (16.21)%       05/03/99
Janus Balanced...........................            N/A               N/A          N/A            (5.57)%       05/01/02
Asset Allocation - Conservative
     Portfolio...........................            N/A               N/A          N/A            (9.55)%       05/01/02
Asset Allocation - Moderate Portfolio....            N/A               N/A          N/A           (12.34)%       05/01/02
Asset Allocation - Moderate Growth
     Portfolio...........................            N/A               N/A          N/A           (15.23)%       05/01/02
Asset Allocation - Growth Portfolio......            N/A               N/A          N/A           (18.71)%       05/01/02
Transamerica Convertible Securities......            N/A               N/A          N/A            (7.27)%       05/01/02
PIMCO Total Return.......................            N/A               N/A          N/A             5.67%        05/01/02
Transamerica Equity(3) +.................         (22.82)%          (17.30)%       1.92%           14.93%        02/26/69
Transamerica Growth Opportunities(2)(4)..         (14.95)%             N/A          N/A            (3.29)%       05/02/01
J.P. Morgan Enhanced Index(5)............         (25.16)%          (16.70)%      (2.44)%           1.38%        05/02/97
Capital Guardian Value(6)................         (21.29)%           (4.43)%      (2.16)%           7.08%        05/27/93
Transamerica U.S. Government
     Securities(7).......................           5.02%             6.20%        4.66%            5.31%        05/13/94
MFS High Yield...........................           1.30%            (0.60)%        N/A            (0.10)%       06/01/98
Fidelity VIP Index 500 Portfolio.........         (23.03)%             N/A          N/A           (15.00)%       01/12/00
S&P 500 +................................         (23.37)%          (15.70)%      (1.94)%           7.28%        10/02/86

+        Shows ten-year performance.

(1) The current yield more closely reflects the current earnings of the subaccount than the total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount's investment in shares of the underlying portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.

(2)      Not annualized.

(3) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Growth Portfolio of Transamerica Variable Insurance Fund, Inc.

(4) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Small Company Portfolio of Transamerica Variable Insurance Fund, Inc.

(5) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Endeavor Enhanced Index Portfolio of Endeavor Series Trust.

(6) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Capital Guardian Value Portfolio of Endeavor Series Trust.

(7) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Dreyfus U.S. Government Securities Portfolio of Endeavor Series Trust.

         Because the Potomac Dow 30 Plus Portfolio, Potomac OTC Plus Portfolio, Access U.S. Government Money Market Portfolio and Wells S&P REIT Index Portfolio commenced operations on May 1, 2003, the above Table does not reflect rates of return for these portfolios.

         The annualized yield for the WRL Transamerica Money Market subaccount for the seven days ended December 31, 2002 was 0.24%.

         Additional information regarding the investment performance of the portfolios appears in the fund prospectuses, which accompany this prospectus.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary

The Policy - General Provisions
       Ownership Rights
       Our Right to Contest the Policy
       Suicide Exclusion
       Misstatement of Age or Gender
       Modifying the Policy
       Mixed and Shared Funding
       Death Benefit
Additional Information
       Settlement Options
       Additional Information about Western Reserve and the Separate Account Legal Matters
       Variations in Policy Provisions
       Personalized Illustrations of Policy Benefits
       Sale of the Policies
       Reports to Owners
       Records
       Independent Auditors
       Experts
       Financial Statements
Underwriters
       Underwriting Standards
IMSA
Performance Data
       Other Performance Data in Advertising Sales Literature
       Western Reserve's Published Ratings
Index to Financial Statements
       WRL Series Life Account
       Western Reserve Life Assurance Co. of Ohio

GLOSSARY

accounts The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

attained age               The issue age, plus the number of completed years
                           since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

Base Policy                The WRL Freedom Wealth Builder variable life
                           insurance policy without any supplemental riders.

beneficiary(ies)           The person or persons you select to receive the death
                           benefit proceeds from this Policy. You name the primary beneficiary and contingent beneficiaries.

cash value                 At the end of any valuation period, the sum of your
                           Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds     The amount we will pay to the beneficiary(ies) on the
                           insured's death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including accrued loan interest, and any due and unpaid monthly deductions.

fixed account              An allocation option other than the separate account
                           to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

free-look period           The period during which you may return the Policy and
                           receive a refund as described in this prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

in force While coverage under the Policy or a supplemental rider, if any, is active and the insured's life remains insured.

initial premium            The amount you must pay before insurance coverage
                           begins under this Policy. The initial premium is shown on the schedule page of your Policy.

insured                    The person whose life is insured by this Policy.

issue age                  The insured's age on his or her birthday on or prior
                           to the Policy date. When you increase the Policy's specified amount of insurance coverage, the issue age for the new layer of specified amount coverage is the insured's age on his or her birthday on or prior to the date that the increase in specified amount takes effect. This age may be different from the attained age on other layers of specified amount coverage.

lapse When life insurance coverage ends and the Policy terminates because you do not have enough cash value in the Policy to pay the monthly deduction, the surrender charge and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account       A part of the fixed account to which amounts are
                           transferred as collateral for Policy loans.

minimum monthly            The amount shown on your Policy schedule page that we
  guarantee premium        use during the no lapse period to determine whether a
                           grace period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount
                           (including increases generated by the Inflation
                           Fighter Rider (with increasing premium)), or add, increase or decrease a rider, and you may need to pay additional premiums in order to keep the no lapse guarantee in place. The Inflation Fighter Rider Level
                           Premium initially has higher minimum monthly guarantee premiums than the Inflation Fighter Rider
                           (with increasing premium), but the minimum monthly guarantee premium does not increase annually for the Inflation Fighter Rider Level Premium like it does for the Inflation Fighter Rider (with increasing premium). A grace period will begin whenever your net surrender value is not enough to meet monthly deductions and the no lapse guarantee is no longer in effect.

Monthiversary              This is the day of each month when we determine
                           Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deduction          The monthly Policy charge, plus the monthly cost of
                           insurance, plus the monthly per unit charge, plus the monthly charge for any riders added to your Policy, all of which are deducted from the Policy's cash value on each Monthiversary.

net premium                The part of your premium that we allocate to the
                           fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value        The amount we will pay you if you surrender the
                           Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any surrender charge, and minus any outstanding loan amount and accrued loan interest.

no lapse date              For a Policy issued to an insured ages 0-60, the no
                           lapse date is the lesser of the 20th Policy anniversary or the insured's attained age 65. For a Policy issued to an insured ages 61-85, the no lapse date is the 5th Policy anniversary. The no lapse date is specified in your Policy.

no lapse period            The period of time between the Policy date and the no
                           lapse date during which the Policy will not lapse if certain conditions are met.

office                     Our administrative office and mailing address is P.O.
                           Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777. Our hours are Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time.

planned periodic           A premium payment you make in a level amount at a
                           fixed interval over a specified premium period of time.

Policy date                The date when our underwriting process is complete,
                           full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. The Policy date is shown on the schedule page of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio                  One of the separate investment portfolios of a fund.

premiums All payments you make under the Policy other than loan repayments.

reallocation account       That portion of the fixed account where we hold the
                           net premium(s) from the record date until the reallocation date.

reallocation date          The date we reallocate all cash value held in the
                           reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the Policy date, plus the number of days in your state's free-look period, plus five days. In all other states, the reallocation date is the Policy date.

record date                The date we record your Policy on our books as an in
                           force Policy. The record date is generally the Policy date, unless the Policy is backdated.

separate account           The WRL Series Life Account. It is a separate
                           investment account that is divided into subaccounts.
                           We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount           The initial specified amount is the amount shown on
                           the Base Policy's schedule page that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any increases or decreases in the Base Policy's specified amount (including any increase in specified amount generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider
                           Level Premium). Other events such as a request to increase or decrease the specified amount, change in death benefit option or a cash withdrawal (if you choose Option A or if you choose Option C death benefit and the insured is attained age 71 or greater) may also affect the specified amount in force.

subaccount                 A subdivision of the separate account that invests
                           exclusively in shares of one investment portfolio of a fund.

surrender charge           If, during the first 10 Policy years (or during the
                           10-year period subsequent to an increase in specified amount), you fully surrender the Policy, we will deduct a surrender charge from the cash value.

termination                When the insured's life is no longer insured under
                           the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date             Each day the New York Stock Exchange is open for
                           trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period           The period of time over which we determine the change
                           in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our                Western Reserve Life Assurance Co. of Ohio.
  (Western Reserve)
written notice             The written notice you must sign and send us to
                           request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our office.

you, your (owner           The person entitled to exercise all rights as owner
  or policyowner)          under the Policy.

APPENDIX A
SURRENDER CHARGE PER THOUSAND OF SPECIFIED AMOUNT LAYER
(BASED ON THE GENDER AND RATE CLASS OF THE INSURED)

                                      MALE/
ISSUE   MALE/UNISEX   MALE/UNISEX    FEMALE    FEMALE      FEMALE
 AGE      TOBACCO     NON-TOBACCO   JUVENILE   TOBACCO   NON-TOBACCO
 ---      -------     -----------   --------   -------   -----------
  0         N/A           N/A        16.46       N/A          N/A
  1         N/A           N/A        11.42       N/A          N/A
  2         N/A           N/A        11.42       N/A          N/A
  3         N/A           N/A        11.09       N/A          N/A
  4         N/A           N/A        10.75       N/A          N/A
  5         N/A           N/A        10.75       N/A          N/A
  6         N/A           N/A        10.75       N/A          N/A
  7         N/A           N/A        10.75       N/A          N/A
  8         N/A           N/A        10.75       N/A          N/A
  9         N/A           N/A        10.75       N/A          N/A
 10         N/A           N/A        10.75       N/A          N/A
 11         N/A           N/A        10.75       N/A          N/A
 12         N/A           N/A        10.75       N/A          N/A
 13         N/A           N/A        11.09       N/A          N/A
 14         N/A           N/A        11.42       N/A          N/A
 15         N/A           N/A        11.76       N/A          N/A
 16         N/A           N/A        11.93       N/A          N/A
 17         N/A           N/A        12.43       N/A          N/A
 18       12.88         12.21                  12.88        12.21
 19       13.05         12.38                  13.05        12.38
 20       13.22         12.54                  13.22        12.54
 21       13.83         12.82                  13.50        12.82
 22       14.06         13.05                  13.72        13.05
 23       14.34         13.33                  14.00        13.33
 24       14.56         13.55                  14.56        13.55
 25       15.18         13.83                  14.84        13.83
 26       15.71         14.70                  15.37        14.37
 27       16.23         15.24                  15.90        14.90
 28       16.70         15.70                  16.70        15.37
 29       17.54         16.55                  17.21        16.22
 30       18.04         17.06                  17.71        16.73
 31       18.97         17.67                  18.32        17.34
 32       19.51         18.54                  19.19        18.22
 33       20.42         19.14                  19.78        18.81
 34       21.27         19.67                  20.63        19.35
 35       21.84         20.56                  21.20        20.25
 36       22.45         20.90                  21.83        20.59
 37       23.09         21.59                  22.49        20.98
 38       23.86         22.11                  22.69        21.52
 39       24.60         22.61                  23.18        21.76

   ISSUE       MALE/UNISEX    MALE/UNISEX    FEMALE       FEMALE
    AGE          TOBACCO      NON-TOBACCO    TOBACCO    NON-TOBACCO
-----------    -----------    -----------    -------    -----------
40                24.60          22.61        23.18        21.76
41                25.92          23.80        24.33        22.75
42                27.76          25.39        26.18        24.33
43                29.79          26.88        27.94        25.47
44                32.08          28.64        29.66        26.25
45                34.14          30.18        30.61        27.05
46                36.08          31.59        31.64        27.92
47                38.02          32.82        32.70        28.84
48                39.95          34.10        33.83        29.82
49                42.15          35.46        35.02        30.84
50                45.43          37.59        36.95        32.54
51                47.67          39.18        38.30        33.72
52                50.67          40.87        39.74        34.99
53                53.40          42.67        41.26        36.34
54                56.94          44.61        42.87        37.77
55                59.67          46.68        44.56        39.30
56                60.00          48.87        46.36        40.92
57                60.00          51.23        48.23        42.65
58                60.00          53.74        50.27        44.51
59                60.00          56.43        52.47        46.52
60                60.00          59.33        54.85        48.69
61                60.00          60.00        57.41        51.04
62                60.00          60.00        60.00        53.56
63                60.00          60.00        60.00        56.29
64                60.00          60.00        60.00        59.23
65                60.00          60.00        60.00        60.00
66 and over       60.00          60.00        60.00        60.00

APPENDIX B
INFLATION FIGHTER RIDER (WITH INCREASING PREMIUM) OR INFLATION FIGHTER RIDER LEVEL PREMIUM SURRENDER CHARGE AND MONTHLY PER UNIT CHARGE TABLES

These charts show the surrender charge and annualized monthly per unit charge associated with the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium. These are based on a male, issue age 30, Preferred Elite rate class with an initial specified amount of $450,000.

The chart below shows the Base Policy surrender charge and the surrender charge that applies to each scheduled annual increase. The Base Policy and each of the scheduled annual increases has a surrender charge that applies for 10 Policy years from the issue date or the date of the scheduled increase. The surrender charge declines rapidly over the first 10 Policy years, increases over the next 11 years, and grades down to zero over the next nine years.

[BAR CHART]

       CURRENT SURRENDER CHARGE WITH INFLATION FIGHTER RIDER OR INFLATION
                           FIGHTER RIDER LEVEL PREMIUM

                                   Total Surrender
                    Specified        Charge (in
Year     Age          Amount           Dollars)
--------------------------------------------------
  1      30          450,000            7,677
  2      31          465,885            7,574
  3      32          482,331            7,327
  4      33          499,357            6,927
  5      34          516,984            6,367
  6      35          535,234            5,645
  7      36          554,128            4,746
  8      37          573,688            3,822
  9      38          593,940            2,868
 10      39          614,906            2,263
 11      40          636,612            2,384
 12      41          659,084            2,515
 13      42          682,350            2,690
 14      43          706,437            2,894
 15      44          731,374            3,134
 16      45          757,191            3,402
 17      46          783,920            3,704
 18      47          811,593            4,019
 19      48          840,242            4,354
 20      49          869,903            4,700
 21      50          900,610            5,089
 22      51          900,610            4,294
 23      52          900,610            3,541
 24      53          900,610            2,762
 25      54          900,610            2,019
 26      55          900,610            1,391
 27      56          900,610              822
 28      57          900,610              394
 29      58          900,610              115
 30      59          900,610                -

The chart below shows the current Base Policy annualized monthly per unit charge and the annualized monthly per unit charge that applies to each scheduled annual increase. The Base Policy and each of the scheduled increases has a monthly per unit charge that applies for 10 Policy years from the issue date or the date of the scheduled increase. The monthly per unit charge increases over the first 10 Policy years, has a significant drop at the start of year 11 then increases until the end of year 21. After year 21 the monthly per unit charge decreases each year until they become zero in years 31 and beyond.

[BAR CHART]

        CURRENT PER UNIT CHARGE WITH INFLATION FIGHTER RIDER OR INFLATION
                           FIGHTER RIDER LEVEL PREMIUM

                                                    Total Per Unit
                          Specified                   Charge (in
 Year       Age             Amount                     Dollars)
-----       ---           ---------                 --------------
  1         30             450,000                       432
  2         31             465,885                       447
  3         32             482,331                       463
  4         33             499,357                       479
  5         34             516,984                       496
  6         35             535,234                       514
  7         36             554,128                       532
  8         37             573,688                       551
  9         38             593,940                       570
 10         39             614,906                       590
 11         40             636,612                       179
 12         41             659,084                       185
 13         42             682,350                       192
 14         43             706,437                       199
 15         44             731,374                       206
 16         45             757,191                       213
 17         46             783,920                       221
 18         47             811,593                       228
 19         48             840,242                       236
 20         49             869,903                       245
 21         50             900,610                       253
 22         51             900,610                       232
 23         52             900,610                       210
 24         53             900,610                       186
 25         54             900,610                       162
 26         55             900,610                       138
 27         56             900,610                       112
 28         57             900,610                        85
 29         58             900,610                        58
 30         59             900,610                        29
 31         60             900,610                         -

APPENDIX C
ILLUSTRATIONS

         The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

         We based the illustration on page 73 on a Policy for an insured who is a 30 year old male in the Preferred Elite rate class, annual premium paid on the first day of each Policy year of $2,500, a $300,000 initial specified amount and death benefit Option A. The illustration on that page also assumes cost of insurance charges based on our current cost of insurance rates.

         The illustration on page 74 is based on the same factors of those on page 73, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the 1980 Commissioners Standard Ordinary Mortality Table).

         The amounts we show for the death benefits, cash values and net surrender values take into account all Policy subaccount and portfolio fees assessed under the Policy and the timing of those charges. These fees are:

(1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.75% of the average net assets of the subaccounts during the first 10 Policy years. We intend to reduce this charge to 0.60% for Policy years 11 - 15, 0.30% for Policy years 16 - 20 and 0.00% for Policy years 21+ but we do not guarantee that we will do so. We guarantee this charge to be no more than 0.90% annually for all Policy years. The following illustrations use 0.30% after the 15th Policy year;

(2) estimated daily expenses equivalent to an effective arithmetic average annual expense level of 0.99% of the portfolios' gross average daily net assets; and

(3) the premium expense charge (6% of all premium payments in the first 10 Policy years for Policies with a specified amount of less than $250,000 and 3.0% of all premium payments in the first 10 Policy years on Policies with specified amount of $250,000 - $499,999, and 2.5% of all premiums paid thereafter and cash value charges using the current monthly Policy charge. The 0.99% gross average portfolio expense level assumes an equal allocation of amounts among the 36 subaccounts. We used annualized actual audited expenses incurred during 2002 for the portfolios to calculate the gross average annual expense level.

(4) the surrender charge per $1,000 of the initial specified amount or each increase in specified amount (whether requested or generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium) applied to full surrenders during the first 10 Policy years or during the first 10 Policy years from the date of any increase in specified amount.

         THE HYPOTHETICAL RETURNS SHOWN IN THE TABLES ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Tax charges that may be attributable to the separate account are not reflected because we are not currently making such charges. In order to produce after tax returns of 0%, 6% or 10% if such charges are made in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges.

         We will furnish the owner, upon request, a comparable illustration reflecting the proposed insured's age, gender, risk classification and desired Policy features.

                           WRL FREEDOM WEALTH BUILDER
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 30

SPECIFIED AMOUNT $300,000                                  PREFERRED ELITE CLASS
ANNUAL PREMIUM   $  2,500                                  OPTION TYPE A

                      Using Current Cost of Insurance Rates

                                           DEATH BENEFIT
                  ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
                  ---------------------------------------------------------------
 END OF POLICY        0% (GROSS)             6% (GROSS)            10% (GROSS)
     YEAR            -0.99% (NET)           5.01% (NET)            9.01% (NET)
--------------       -----------            ----------             ----------
       1               300,000                300,000                 300,000
       2               300,000                300,000                 300,000
       3               300,000                300,000                 300,000
       4               300,000                300,000                 300,000
       5               300,000                300,000                 300,000
       6               300,000                300,000                 300,000
       7               300,000                300,000                 300,000
       8               300,000                300,000                 300,000
       9               300,000                300,000                 300,000
      10               300,000                300,000                 300,000
      15               300,000                300,000                 300,000
      20               300,000                300,000                 300,000
      25               300,000                300,000                 300,000
  30 (Age 60)          300,000                300,000                 300,000
  35 (Age 65)          300,000                300,000                 419,724
  40 (Age 70)             *                   300,000                 617,335
  45 (Age 75)             *                   300,000                 872,153
  50 (Age 80)             *                   300,000               1,309,045
  55 (Age 85)             *                   300,000               1,972,065
  60 (Age 90)             *                      *                  2,915,456
  65 (Age 95)             *                      *                  4,172,821
 70 (Age 100)             *                      *                  6,375,355

                                                  CASH VALUE
                        ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
                        ---------------------------------------------------------------
 END OF POLICY            0% (GROSS)              6% (GROSS)            10% (GROSS)
     YEAR                -0.99% (NET)            5.01% (NET)            9.01% (NET)
--------------           -----------             ----------             ----------

       1                     1,574                   1,694                   1,773
       2                     3,115                   3,453                   3,687
       3                     4,619                   5,278                   5,749
       4                     6,082                   7,165                   7,966
       5                     7,502                   9,116                  10,350
       6                     8,876                  11,129                  12,910
       7                    10,202                  13,205                  15,660
       8                    11,474                  15,338                  18,608
       9                    12,689                  17,529                  21,767
      10                    13,846                  19,778                  25,153
      15                    20,421                  33,990                  48,555
      20                    25,208                  50,717                  83,346
      25                    27,321                  70,308                 136,576
  30 (Age 60)               24,222                  91,353                 218,101
  35 (Age 65)               12,117                 112,344                 344,036
  40 (Age 70)                  *                   130,097                 532,186
  45 (Age 75)                  *                   138,283                 815,096
  50 (Age 80)                  *                   119,960               1,246,709
  55 (Age 85)                  *                    21,911               1,878,157
  60 (Age 90)                  *                      *                  2,776,625
  65 (Age 95)                  *                      *                  4,131,506
 70 (Age 100)                  *                      *                  6,375,355

                                                              NET SURRENDER VALUE
                                    ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
------------------------------------------------------------------------------------------------------------------------------
END OF POLICY    0% (GROSS)    6% (GROSS)      10% (GROSS)          END OF          0% (GROSS)       6% (GROSS)     10% (GROSS)
     YEAR       -0.99% (NET)   5.01% (NET)     9.01% (NET)       POLICY YEAR       -0.99% (NET)      5.01% (NET)    9.01% (NET)
-------------   -----------    ----------      ----------       ------------       -----------       ----------     ----------
      1                 -             -               -              20               25,208           50,717          83,346
      2                 -             -               -              25               27,321           70,308         136,576
      3               115           774           1,245          30 (Age 60)          24,222           91,353         218,101
      4             2,039         3,122           3,923          35 (Age 65)          12,117          112,344         344,036
      5             4,021         5,635           6,870          40 (Age 70)            *             130,097         532,186
      6             6,061         8,314          10,095          45 (Age 75)            *             138,283         815,096
      7             8,155        11,157          13,613          50 (Age 80)            *             119,960       1,246,709
      8            10,194        14,059          17,328          55 (Age 85)            *              21,911       1,878,157
      9            12,177        17,017          21,255          60 (Age 90)            *                *          2,776,625
     10            13,846        19,778          25,153          65 (Age 95)            *                *          4,131,506
     15            20,421        33,990          48,555         70 (Age 100)            *                *          6,375,355

* In the absence of an additional payment, the Policy would lapse.

                           WRL FREEDOM WEALTH BUILDER
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 30

SPECIFIED AMOUNT   $300,000                                PREFERRED ELITE CLASS
ANNUAL PREMIUM     $  2,500                                OPTION TYPE A

                    Using Guaranteed Cost of Insurance Rates

                                           DEATH BENEFIT
                   ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
                   ---------------------------------------------------------------
 END OF POLICY        0% (GROSS)            6% (GROSS)             10% (GROSS)
     YEAR            -0.99% (NET)           5.01% (NET)            9.01% (NET)
--------------       -----------            ----------             ----------
       1               300,000                300,000                 300,000
       2               300,000                300,000                 300,000
       3               300,000                300,000                 300,000
       4               300,000                300,000                 300,000
       5               300,000                300,000                 300,000
       6               300,000                300,000                 300,000
       7               300,000                300,000                 300,000
       8               300,000                300,000                 300,000
       9               300,000                300,000                 300,000
      10               300,000                300,000                 300,000
      15               300,000                300,000                 300,000
      20               300,000                300,000                 300,000
      25               300,000                300,000                 300,000
  30 (Age 60)          300,000                300,000                 300,000
  35 (Age 65)          300,000                300,000                 317,625
  40 (Age 70)             *                   300,000                 451,943
  45 (Age 75)             *                   300,000                 616,415
  50 (Age 80)             *                      *                    891,808
  55 (Age 85)             *                      *                  1,293,489
  60 (Age 90)             *                      *                  1,839,496
  65 (Age 95)             *                      *                  2,531,034
 70 (Age 100)             *                      *                  3,715,498

                                                    CASH VALUE
                          ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
                          ---------------------------------------------------------------
 END OF POLICY              0% (GROSS)              6% (GROSS)             10% (GROSS)
     YEAR                  -0.99% (NET)            5.01% (NET)             9.01% (NET)
--------------            ------------             ----------              ----------
       1                       1,524                  1,642                     1,720
       2                       3,012                  3,344                     3,573
       3                       4,463                  5,107                     5,568
       4                       5,872                  6,927                     7,708
       5                       7,235                  8,804                    10,005
       6                       8,552                 10,738                    12,469
       7                       9,820                 12,729                    15,110
       8                      11,033                 14,770                    17,935
       9                      12,188                 16,862                    20,957
      10                      13,283                 19,003                    24,190
      15                      17,788                 30,438                    44,114
      20                      20,206                 42,744                    72,050
      25                      20,938                 56,743                   113,223
  30 (Age 60)                 16,427                 69,368                   172,232
  35 (Age 65)                  3,029                 77,474                   260,348
  40 (Age 70)                   *                    74,340                   389,606
  45 (Age 75)                   *                    44,714                   576,088
  50 (Age 80)                   *                      *                      849,341
  55 (Age 85)                   *                      *                    1,231,894
  60 (Age 90)                   *                      *                    1,751,901
  65 (Age 95)                   *                      *                    2,505,974
 70 (Age 100)                   *                      *                    3,715,498

                                                             NET SURRENDER VALUE
                                               ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
--------------------------------------------------------------------------------------------------------------------------------
END OF POLICY    0% (GROSS)     6% (GROSS)      10% (GROSS)       END OF        0% (GROSS)         6% (GROSS)         10% (GROSS)
    YEAR        -0.99% (NET)    5.01% (NET)     9.01% (NET)    POLICY YEAR     -0.99% (NET)        5.01% (NET)        9.01% (NET)
-------------   -----------     ----------      ----------     -----------      ----------         ----------         ----------
      1                 -              -               -            20            20,206             42,744              72,959
      2                 -              -               -            25            20,938             56,743             113,223
      3                 -            603           1,064        30 (Age 60)       16,427             69,368             172,232
      4             1,828          2,884           3,665        35 (Age 65)        3,029             77,474             260,348
      5             3,755          5,324           6,525        40 (Age 70)         *                74,340             389,606
      6             5,737          7,924           9,654        45 (Age 75)         *                44,714             576,088
      7             7,773         10,682          13,062        50 (Age 80)         *                  *                849,341
      8             9,753         13,491          16,655        55 (Age 85)         *                  *              1,231,894
      9            11,676         16,350          20,445        60 (Age 90)         *                  *              1,751,901
     10            13,283         19,003          24,190        65 (Age 95)         *                  *              2,505,974
     15            17,788         30,428          44,114       70 (Age 100)         *                  *              3,715,498

* In the absence of an additional payment, the Policy would lapse.

PROSPECTUS BACK COVER

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge and upon request, with certain personalized hypothetical illustrations showing the death benefit, cash surrender value and cash value. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount band, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

INQUIRIES

         To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

         For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our office at:

                       Western Reserve Life
                       P.O. Box 5068
                       Clearwater, Florida 33758-5068
                       1-800-851-9777
                       Facsimile: 1-727-299-1648
                       (Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time) www.westernreserve.com

         More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

SEC File No. 333-______/811-4420

AG11000-_/04

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

_________, 2004

                         WRL FREEDOM WEALTH BUILDER(SM)
                                 ISSUED THROUGH
                             WRL SERIES LIFE ACCOUNT
                                       BY
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                              570 CARILLON PARKWAY
                          ST. PETERSBURG, FLORIDA 33716
                                 1-800-851-9777
                                 (727) 299-1800

This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the WRL Freedom Wealth Builder(SM) flexible premium variable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated ________, 2004, by calling 1-800-851-9777 (Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time), or by writing to the administrative office at, Western Reserve Life, P.O. Box 5068, Clearwater, Florida 33758-5068. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

  THIS SAI IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE
   PROSPECTUSES FOR THE POLICY AND THE AEGON/TRANSAMERICA SERIES FUND, INC. - INITIAL CLASS, ACCESS VARIABLE INSURANCE TRUST, AND FIDELITY VARIABLE INSURANCE
                     PRODUCTS FUND - SERVICE CLASS 2 SHARES.

TABLE OF CONTENTS

Glossary .................................................................................................        1
The Policy - General Provisions ..........................................................................        5
         Ownership Rights.................................................................................        5
         Our Right to Contest the Policy..................................................................        6
         Suicide Exclusion................................................................................        6
         Misstatement of Age or Gender....................................................................        6
         Modifying the Policy.............................................................................        6
         Mixed and Shared Funding ........................................................................        7
         Death Benefit....................................................................................        7
Additional Information....................................................................................        7
         Settlement Options...............................................................................        7
         Additional Information about Western Reserve and the Separate Account............................        8
         Legal Matters....................................................................................        9
         Variations in Policy Provisions..................................................................        9
         Personalized Illustrations of Policy Benefits....................................................        9
         Sale of the Policies.............................................................................        9
         Reports to Owners................................................................................       10
         Records..........................................................................................       11
         Independent Auditors.............................................................................       11
         Experts..........................................................................................       11
         Financial Statements.............................................................................       11
Underwriters..............................................................................................       11
         Underwriting Standards...........................................................................       11
IMSA     ................................................................................................        12
Performance Data..........................................................................................       12
         Other Performance Data in Advertising Sales Literature...........................................       12
         Western Reserve's Published Ratings..............................................................       12
Index to Financial Statements.............................................................................       13
         WRL Series Life Account..........................................................................       14
         Western Reserve Life Assurance Co. of Ohio.......................................................       64

GLOSSARY

accounts

The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

attained age

The issue age, plus the number of completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

Base Policy

The WRL Freedom Wealth Builder variable life insurance policy without any supplemental riders.

beneficiary(ies)

The person or persons you select to receive the death benefit proceeds from this Policy. You name the primary beneficiary and contingent beneficiaries.

cash value

At the end of any valuation period, the sum of your Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds

The amount we will pay to the beneficiary(ies) on the insured's death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest, and any due and unpaid monthly deductions.

fixed account

An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

free-look period

The period during which you may return the Policy and receive a refund as described in the prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds

Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

in force

While coverage under the Policy or a supplemental rider, if any, is active and the insured's life remains insured.

initial premium

The amount you must pay before insurance coverage begins under this Policy. The initial premium is shown on the schedule pages of your Policy.

insured

The person whose life is insured by this Policy.

issue age

The insured's age on his or her birthday on or prior to the Policy date. When you increase the Policy's specified amount of insurance coverage, the issue age for the new layer of specified amount coverage is the insured's age on his or her birthday on or prior to the date that the increase in specified amount takes effect. This age may be different from the attained age on other layers of specified amount coverage.

lapse

When life insurance coverage ends and the Policy terminates because you do not have enough cash value in the Policy to pay the monthly deduction, the surrender charge and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account

A part of the fixed account to which amounts are transferred as collateral for Policy loans.

minimum monthly guarantee premium

The amount shown on your Policy schedule page that we use during the no lapse period to determine whether a grace period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount (including increases generated by the Inflation Fighter Rider (with increasing premium)), or add, increase or decrease a rider, and you may need to pay additional premiums in order to keep the no lapse guarantee in place. The Inflation Fighter Rider Level Premium initially has higher minimum monthly guarantee premiums than the Inflation Fighter Rider (with increasing premium), but the minimum monthly guarantee premium does not increase annually for the Inflation Fighter Rider Level Premium like it does for the Inflation Fighter Rider (with increasing premium). A grace period will begin whenever your net surrender value is not enough to meet monthly deductions and the no lapse guarantee is no longer in effect.

Monthiversary

This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deduction

The monthly Policy charge, plus the monthly cost of insurance, plus the monthly per unit charge, plus the monthly charge for any riders added to your Policy, all of which are deducted from the Policy's cash value on each Monthiversary.

net premium

The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value

The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any surrender charge, and minus any outstanding loan amount and accrued loan interest.

no lapse date

For a Policy issued to an insured ages 0-60, the no lapse date is the lesser of the 20th Policy anniversary or the insured's attained age 65. For a Policy issued to an insured ages 61-85, the no lapse date is the 5th Policy anniversary. The no lapse date is specified in your Policy.

no lapse period

The period of time between the Policy date and the no lapse date during which the Policy will not lapse if certain conditions are met.

office

Our administrative office and mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777. Our hours are Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time.

planned periodic premium

A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy date

The date when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. The Policy date is shown on the schedule pages of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio

One of the separate investment portfolios of a fund.

premiums

All payments you make under the Policy other than loan repayments.

reallocation account

That portion of the fixed account where we hold the net premium(s) from the record date until the reallocation date.

reallocation date

The date we reallocate all cash value held in the reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the Policy date, plus the number of days in your state's free-look period, plus five days. In all other states, the reallocation date is the Policy date.

record date

The date we record your Policy on our books as an in force Policy. The record date is generally the Policy date, unless the Policy is backdated.

separate account

The WRL Series Life Account. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount

The initial specified amount is the amount shown on the Base Policy's schedule pages that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any increases or decreases in the Base Policy's specified amount (including any increase in specified amount generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium). Other events such as a request to increase or decrease the specified amount, change in death benefit option or a cash withdrawal (if you choose Option A or if you choose Option C death benefit and the insured is attained age 71 or greater) may also affect the specified amount in force.

subaccount

A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.

surrender charge

If, during the first 10 Policy years (or during the 10-year period subsequent to an increase in specified amount), you fully surrender the Policy, we will deduct a surrender charge from the cash value.

termination

When the insured's life is no longer insured under the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date

Each day the New York Stock Exchange is open for trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period

The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our (Western Reserve)

Western Reserve Life Assurance Co. of Ohio.

written notice

The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our office.

you, your (owner or policyowner)

The person entitled to exercise all rights as owner under the Policy.

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

THE POLICY - GENERAL PROVISIONS

OWNERSHIP RIGHTS

         The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

CHANGING THE OWNER

- Change the owner by providing written notice to us at our office at any time while the insured is alive and the Policy is in force.

- Change is effective as of the date that the written notice is accepted by us at our office.

-        Changing the owner does not automatically change the beneficiary.

- Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.

- We are not liable for payments we made before we received the written notice at our office.

CHOOSING THE BENEFICIARY

- The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.

- If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

- If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.

- If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.

CHANGING THE BENEFICIARY

- The owner changes the beneficiary by providing written notice to us at our office.

-        Change is effective as of the date the owner signs the written notice.

- We are not liable for any payments we made before we received the written notice at our office.

ASSIGNING THE POLICY

-        The owner may assign Policy rights while the insured is alive.

-        The owner retains any ownership rights that are not assigned.

- Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

- Claims under any assignment are subject to proof of interest and the extent of the assignment.

-        We are not:

         - bound by any assignment unless we receive a written notice of the assignment at our office;

         -        responsible for the validity of any assignment;

         - liable for any payment we made before we received written notice of the assignment at our office; or

         - bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).

- Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

SELECTING THE TAX TEST

The owner may elect either the guideline premium test or the cash value accumulation test. Your election may affect the amount of the death benefit payable under your Policy, the amount of premiums you may pay, and the amount of your monthly deduction.

OUR RIGHT TO CONTEST THE POLICY

         In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

         A new two year contestability period shall apply to each increase in specified amount that requires evidence of insurability (excluding automatic increases generated by the Inflation Fighter Rider (with increasing premium) or the Inflation Fighter Rider Level Premium), beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

         In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy or requested increase that requires evidence of insurability, has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

SUICIDE EXCLUSION

         If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.

         If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in specified amount that requires evidence of insurability, our liability with respect to such increase will be its cost of insurance charges and any per unit charges.

MISSTATEMENT OF AGE OR GENDER

         If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge and per unit charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

MODIFYING THE POLICY

         Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

         If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

MIXED AND SHARED FUNDING

         In addition to the separate account, shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither the funds nor we currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, the funds' Board of Directors/Trustees will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

         If a fund's Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

DEATH BENEFIT

         To qualify as "life insurance" under the federal tax laws, this Policy must provide a minimum death benefit. The minimum death benefit will be determined as of the date of death of the insured. Under current federal tax law, either the "guideline premium" test or the "cash value accumulation" test may be used to determine whether the Policy qualifies as "life insurance" under the Internal Revenue Code.

         The "guideline premium" test limits the dollar amount of payments you may make under a Policy; no such legal limits apply under the "cash value accumulation" test although we may apply our own limits. The factors used to determine the minimum death benefit applicable to a given cash value are different under the two tests.

         You must elect one of the tax tests at the time of application for the Policy. You may not change tests. YOU SHOULD CONSULT A QUALIFIED TAX ADVISOR IN CHOOSING BETWEEN THE "GUIDELINE PREMIUM" AND THE "CASH VALUE ACCUMULATION" TESTS AND IN CHOOSING A DEATH BENEFIT OPTION.

         The minimum death benefit is computed by multiplying the cash value as of the date of the insured's death by a limitation percentage for the insured's age. Under the cash value accumulation test the cash value in this calculation is reduced by any applicable net single premium for riders that are qualified additional benefits before multiplying by the limitation percentage. The minimum death benefit factors will be adjusted to conform to any changes in federal tax laws.

ADDITIONAL INFORMATION

SETTLEMENT OPTIONS

         If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

         Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

         Under any settlement option, the dollar amount of each payment will depend on four things:

         - the amount of the surrender on the surrender date or death benefit proceeds on the insured's date of death;

         - the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 2.0%);

         -        the mortality tables we use; and

         -        the specific payment option(s) you choose.

OPTION 1--EQUAL MONTHLY INSTALLMENTS FOR A FIXED PERIOD

- We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 240 months.

- We will stop making payments once we have made all the payments for the period selected.

OPTION 2--EQUAL MONTHLY INSTALLMENTS FOR LIFE (LIFE INCOME)

At your or the beneficiary's direction, we will make equal monthly installments:

-        only for the life of the payee, at the end of which payments will end;
         or

- for the longer of the payee's life, or for 10 years if the payee dies before the end of the first 10 years of payments; or

- for the longer of the payee's life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

OPTION 3--EQUAL MONTHLY INSTALLMENTS FOR THE LIFE OF THE PAYEE AND THEN TO A DESIGNATED SURVIVOR (JOINT AND SURVIVOR)

- We will make equal monthly payments during the joint lifetime of two persons, first to a chosen payee, and then to a co-payee, if living, upon the death of the payee.

- Payments to the co-payee, if living, upon the payee's death will equal either:

         -        the full amount paid to the payee before the payee's death; or

         - two-thirds of the amount paid to the payee before the payee's death.

-        All payments will cease upon the death of the co-payee.

ADDITIONAL INFORMATION ABOUT WESTERN RESERVE AND THE SEPARATE ACCOUNT

         Western Reserve is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is wholly-owned indirectly by AEGON USA, Inc., which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. Western Reserve's office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202 and the mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068.

         Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

         Western Reserve established the separate account as a separate investment account under Ohio law in 1985. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

         Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

LEGAL MATTERS

         Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. All matters of Ohio law pertaining to the Policy have been passed upon by Thomas E. Pierpan, Vice President, Senior Counsel and Assistant Secretary of Western Reserve.

VARIATIONS IN POLICY PROVISIONS

         Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include restrictions on use of the fixed account and different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

PERSONALIZED ILLUSTRATIONS OF POLICY BENEFITS

         In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

         The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

SALE OF THE POLICIES

         The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Western Reserve and AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. Both AFSG and Western Reserve are indirect subsidiaries of AEGON U.S. Corporation. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986 under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and Western Reserve on behalf of its separate account went into effect May 1, 1999. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but is generally not expected to be greater than:

         - 72% of all premiums you make during the first Policy year (bands 1 and 2; decreases for band 3), PLUS

         -        2.50% of all premiums you make during Policy years 2 - 10.

We will pay an additional trail commission of up to 0.30% of the Policy's subaccount value (excluding the fixed account) on the fifth Policy anniversary and each anniversary thereafter where the cash value (minus amounts attributable to loans) equals at least $5,000. Sales commissions may also be payable on premiums paid as a result of an increase in specified amount. In addition, certain production, persistency and managerial bonuses may be paid.

         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Payments may also be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures, and similar services.

         We intend to recoup commissions and other sales expenses through a portion of all the charges under the Policy. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to policyowners or the separate account.

         We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

         AFSG Securities Corporation, the principal underwriter for the Policy, will receive any 12b-1 fees assessed against the Fidelity VIP Funds and AVIT portfolio shares held for the Policies as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds and AVIT portfolios held for the Policies as compensation for providing certain recordkeeping services.

         During fiscal years 2002, 2001 and 2000, AFSG received $82,236,981, $104,819,449 and $113,984,732, respectively, as sales compensation with respect to all Policies issued through the separate account. No amounts were retained by AFSG.

REPORTS TO OWNERS

         At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

-        the current cash value

-        the current net surrender value

-        the current death benefit

-        outstanding loans

-        any activity since the last report

-        projected values

-        investment experience of each subaccount

-        any other information required by law

         You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

RECORDS

         We will maintain all records relating to the separate account and the fixed account.

INDEPENDENT AUDITORS

         The accounting firm of Ernst & Young LLP, independent Auditors, provided audit services to the separate account and Western Reserve for the year ended December 31, 2002. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

EXPERTS

         Actuarial matters included in this SAI have been examined by Lorne Schinbein, Vice President and Managing Actuary of Western Reserve, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, as stated in the opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

         The financial statements for the separate account included in this SAI do not reflect financial data for the subaccounts of the WRL Freedom Wealth Builder because the fee structure for the Policy is new and differs from that of any other policies funded by the separate account.

         Western Reserve's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these financial statements and schedules only as bearing upon Western Reserve's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

         Western Reserve's financial statements and schedules at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.

UNDERWRITERS

UNDERWRITING STANDARDS

         This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

         Your cost of insurance charge will vary by the insured's gender, issue age on the Policy date, issue age at the time of any increase in specified amount, rate band, length of time from the Policy date or from the date of any requested increase in specified amount, and rate class. We currently place insureds into the following rate classes:

         -        preferred elite;

         -        preferred plus;

         -        preferred;

         -        non-tobacco;

         -        preferred tobacco;

         -        tobacco; and

         -        juvenile - under 18.

         The preferred rate classes are not available for Policies for insureds with issue ages of 70 or younger, issued with a specified amount at a level for which our underwriting requirements do not require a blood test. We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco.

IMSA

         We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 240-497-2900.

PERFORMANCE DATA

OTHER PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

         We may compare each subaccount's performance to the performance of:

         -        other variable life issuers in general;

         - variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);

                   - Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

         - the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;

                  - unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or

         -        other types of investments, such as:

                  -        certificates of deposit;

                  -        savings accounts and U.S. Treasuries;

                  - certain interest rate and inflation indices (e.g., the Consumer Price Index); or

                  - indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

WESTERN RESERVE'S PUBLISHED RATINGS

         We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

INDEX TO FINANCIAL STATEMENTS

WRL SERIES LIFE ACCOUNT:

     Report of Independent Auditors, dated January 31, 2003
     Statements of Assets and Liabilities at December 31, 2002
     Statements of Operations for the year ended December 31, 2002
     Statements of Changes in Net Assets for the years ended December 31, 2002 and 2001
     Notes to the Financial Statements

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
     Report of Independent Auditors, dated February 14, 2003
     Balance Sheets Statutory-Basis at December 31, 2002 and 2001
     Statements of Operations Statutory-Basis for the years ended December 31,
       2002, 2001 and 2000
     Statements of Changes in Capital and Surplus Statutory-Basis for the years ended December 31, 2002, 2001 and 2000
     Statements of Cash Flow Statutory-Basis for the years ended December 31,
       2002, 2001 and 2000
     Notes to Financial Statements--Statutory-Basis
     Statutory-Basis Financial Statement Schedules

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Policy Owners
  of the WRL Series Life Account
Western Reserve Life Assurance Company of Ohio

We have audited the accompanying statements of assets and liabilities of each of the subaccounts constituting the WRL Series Life Account (the "Separate Account," a separate account of Western Reserve Life Assurance Co. of Ohio) as of December 31, 2002, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned as of December 31, 2002, by correspondence with the mutual fund's transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the WRL Series Life Account at December 31, 2002, and the results of their operations and changes in net assets for the periods indicated thereon, in conformity with accounting principles generally accepted in the United States.

                                    /s/ ERNST & YOUNG LLP
Des Moines, Iowa
January 31, 2003

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                                                                               WRL
                                                   WRL            WRL            WRL            WRL            LKCM
                                               TRANSAMERICA      AEGON          JANUS          JANUS        STRATEGIC
                                               MONEY MARKET       BOND          GROWTH         GLOBAL      TOTAL RETURN
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
  Investment in securities:
     Number of shares........................      93,408          4,831          20,721        16,624          6,385
                                                 ========       ========     ===========     =========       ========
     Cost....................................    $ 93,408       $ 57,478     $ 1,014,354     $ 409,780       $ 96,728
                                                 ========       ========     ===========     =========       ========
  Investment, at net asset value.............    $ 93,408       $ 61,263     $   474,095     $ 218,777       $ 79,807
  Dividend receivable........................           3              0               0             0              0
  Transfers receivable from depositor........           0             48               0             0              3
                                                 --------       --------     -----------     ---------       --------
     Total assets............................      93,411         61,311         474,095       218,777         79,810
                                                 --------       --------     -----------     ---------       --------
LIABILITIES:
  Accrued expenses...........................           0              0               0             0              0
  Transfers payable to depositor.............          23              0              87            12              0
                                                 --------       --------     -----------     ---------       --------
     Total liabilities.......................          23              0              87            12              0
                                                 --------       --------     -----------     ---------       --------
     Net assets..............................    $ 93,388       $ 61,311     $   474,008     $ 218,765       $ 79,810
                                                 ========       ========     ===========     =========       ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................    $ 93,388       $ 61,311     $   474,008     $ 218,765       $ 79,810
  Depositor's equity.........................           0              0               0             0              0
                                                 --------       --------     -----------     ---------       --------
     Net assets applicable to units
       outstanding...........................    $ 93,388       $ 61,311     $   474,008     $ 218,765       $ 79,810
                                                 ========       ========     ===========     =========       ========
  Policy owners' units.......................       4,901          2,171           9,348        12,274          4,266
  Depositor's units..........................           0              0               0             0              0
                                                 --------       --------     -----------     ---------       --------
     Units outstanding.......................       4,901          2,171           9,348        12,274          4,266
                                                 ========       ========     ===========     =========       ========
     Accumulation unit value.................    $  19.06       $  28.24     $     50.70     $   17.82       $  18.71
                                                 ========       ========     ===========     =========       ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES

AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                  WRL           WRL            WRL            WRL
                                               VAN KAMPEN      ALGER        FEDERATED     TRANSAMERICA       WRL
                                                EMERGING     AGGRESSIVE      GROWTH &        VALUE         PBHG/NWQ
                                                 GROWTH        GROWTH         INCOME        BALANCED     VALUE SELECT
                                               SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................     19,306        15,381          5,512          5,229          2,617
                                               =========     =========       ========       ========       ========
    Cost.....................................  $ 514,880     $ 322,194       $ 78,860       $ 68,625       $ 35,296
                                               =========     =========       ========       ========       ========
  Investment, at net asset value.............  $ 250,972     $ 164,884       $ 79,092       $ 55,745       $ 30,437
  Dividend receivable........................          0             0              0              0              0
  Transfers receivable from depositor........          0             0            118             17              0
                                               ---------     ---------       --------       --------       --------
    Total assets.............................    250,972       164,884         79,210         55,762         30,437
                                               ---------     ---------       --------       --------       --------
LIABILITIES:
  Accrued expenses...........................          0             0              0              0              0
  Transfers payable to depositor.............         13            27              0              0            148
                                               ---------     ---------       --------       --------       --------
    Total liabilities........................         13            27              0              0            148
                                               ---------     ---------       --------       --------       --------
    Net assets...............................  $ 250,959     $ 164,857       $ 79,210       $ 55,762       $ 30,289
                                               =========     =========       ========       ========       ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................  $ 250,959     $ 164,857       $ 79,210       $ 55,762       $ 30,289
  Depositor's equity.........................          0             0              0              0              0
                                               ---------     ---------       --------       --------       --------
    Net assets applicable to units
      outstanding............................  $ 250,959     $ 164,857       $ 79,210       $ 55,762       $ 30,289
                                               =========     =========       ========       ========       ========
  Policy owners' units.......................     10,076        10,072          3,465          3,535          2,278
  Depositor's units..........................          0             0              0              0              0
                                               ---------     ---------       --------       --------       --------
    Units outstanding........................     10,076        10,072          3,465          3,535          2,278
                                               =========     =========       ========       ========       ========
    Accumulation unit value..................  $   24.91     $   16.37       $  22.86       $  15.77       $  13.30
                                               =========     =========       ========       ========       ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                    WRL                             WRL             WRL
                                                 AMERICAN           WRL            THIRD          CLARION           WRL
                                                  CENTURY           GE            AVENUE        REAL ESTATE       MARSICO
                                               INTERNATIONAL    U.S. EQUITY        VALUE        SECURITIES        GROWTH
                                                SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................       1,326           2,480             3,042          1,700            664
                                                 ========        ========       ===========      =========       ========
    Cost.....................................    $ 11,549        $ 36,268       $    42,642      $  19,813       $  5,021
                                                 ========        ========       ===========      =========       ========
  Investment, at net asset value.............    $  7,972        $ 26,762       $    37,689      $  19,392       $  4,460
  Dividend receivable........................           0               0                 0              0              0
  Transfers receivable from depositor........           2              12                 0            172              4
                                                 --------        --------       -----------      ---------       --------
    Total assets.............................       7,974          26,774            37,689         19,564          4,464
                                                 --------        --------       -----------      ---------       --------
LIABILITIES:
  Accrued expenses...........................           0               0                 0              0              0
  Transfers payable to depositor.............           0               0                33              0              0
                                                 --------        --------       -----------      ---------       --------
    Total liabilities........................           0               0                33              0              0
                                                 --------        --------       -----------      ---------       --------
    Net assets...............................    $  7,974        $ 26,774       $    37,656      $  19,564       $  4,464
                                                 ========        ========       ===========      =========       ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................    $  7,974        $ 26,774       $    37,656      $  19,564       $  4,464
  Depositor's equity.........................           0               0                 0              0              0
                                                 --------        --------       -----------      ---------       --------
    Net assets applicable to units
      outstanding............................    $  7,974        $ 26,774       $    37,656      $  19,564       $  4,464
                                                 ========        ========       ===========      =========       ========
  Policy owners' units.......................       1,082           2,109             2,882          1,671            694
  Depositor's units..........................           0               0                 0              0              0
                                                 --------        --------       -----------      ---------       --------
    Units outstanding........................       1,082           2,109             2,882          1,671            694
                                                 ========        ========       ===========      =========       ========
    Accumulation unit value..................    $   7.37        $  12.70       $     13.07      $   11.71       $   6.43
                                                 ========        ========       ===========      =========       ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                               WRL
                                                             T. ROWE        WRL                       WRL
                                                  WRL         PRICE       T. ROWE        WRL          PBHG
                                                 MUNDER      DIVIDEND      PRICE       SALOMON      MID CAP
                                                 NET50        GROWTH     SMALL CAP     ALL CAP       GROWTH
                                               SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................       490          588          837         2,843        3,760
                                                =======      =======      =======      ========     ========
    Cost.....................................   $ 2,622      $ 5,300      $ 8,264      $ 36,191     $ 51,708
                                                =======      =======      =======      ========     ========
  Investment, at net asset value.............   $ 2,435      $ 4,589      $ 6,667      $ 27,581     $ 25,982
  Dividend receivable........................         0            0            0             0            0
  Transfers receivable from depositor........         4            5            0             2           19
                                                -------      -------      -------      --------     --------
    Total assets.............................     2,439        4,594        6,667        27,583       26,001
                                                -------      -------      -------      --------     --------
LIABILITIES:
  Accrued expenses...........................         0            0            0             0            0
  Transfers payable to depositor.............         0            0            0             0            0
                                                -------      -------      -------      --------     --------
    Total liabilities........................         0            0            0             0            0
                                                -------      -------      -------      --------     --------
    Net assets...............................   $ 2,439      $ 4,594      $ 6,667      $ 27,583     $ 26,001
                                                =======      =======      =======      ========     ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................   $ 2,439      $ 4,594      $ 6,667      $ 27,583     $ 26,001
  Depositor's equity.........................         0            0            0             0            0
                                                -------      -------      -------      --------     --------
    Net assets applicable to units
      outstanding............................   $ 2,439      $ 4,594      $ 6,667      $ 27,583     $ 26,001
                                                =======      =======      =======      ========     ========
  Policy owners' units.......................       501          603          927         2,912        4,256
  Depositor's units..........................         0            0            0             0            0
                                                -------      -------      -------      --------     --------
    Units outstanding........................       501          603          927         2,912        4,256
                                                =======      =======      =======      ========     ========
    Accumulation unit value..................   $  4.87      $  7.62      $  7.20      $   9.47     $   6.11
                                                =======      =======      =======      ========     ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                                  WRL              WRL             WRL              WRL
                                                  WRL          VALUE LINE         GREAT           GREAT            GREAT
                                                DREYFUS        AGGRESSIVE      COMPANIES -      COMPANIES -      COMPANIES -
                                                MID CAP          GROWTH        AMERICA(SM)      TECHNOLOGY(SM)   GLOBAL(2)
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................         964             213            4,596           1,957              732
                                                 ========         =======         ========         =======          =======
    Cost.....................................    $ 10,910         $ 1,581         $ 54,535         $ 7,108          $ 4,662
                                                 ========         =======         ========         =======          =======
  Investment, at net asset value.............    $  9,500         $ 1,327         $ 36,217         $ 5,147          $ 4,079
  Dividend receivable........................           0               0                0               0                0
  Transfers receivable from depositor........           0               4               19              48                5
                                                 --------         -------         --------         -------          -------
    Total assets.............................       9,500           1,331           36,236           5,195            4,084
                                                 --------         -------         --------         -------          -------
LIABILITIES:
  Accrued expenses...........................           0               0                0               0                0
  Transfers payable to depositor.............           2               0                0               0                0
                                                 --------         -------         --------         -------          -------
    Total liabilities........................           2               0                0               0                0
                                                 --------         -------         --------         -------          -------
    Net assets...............................    $  9,498         $ 1,331         $ 36,236         $ 5,195          $ 4,084
                                                 ========         =======         ========         =======          =======
NET ASSETS CONSISTS OF:
  Policy owners' equity......................    $  9,498         $ 1,210         $ 36,081         $ 5,144          $ 4,070
  Depositor's equity.........................           0             121              155              51               14
                                                 --------         -------         --------         -------          -------
    Net assets applicable to units
      outstanding............................    $  9,498         $ 1,331         $ 36,236         $ 5,195          $ 4,084
                                                 ========         =======         ========         =======          =======
  Policy owners' units.......................       1,016             199            4,663           2,003              745
  Depositor's units..........................           0              20               20              20                3
                                                 --------         -------         --------         -------          -------
    Units outstanding........................       1,016             219            4,683           2,023              748
                                                 ========         =======         ========         =======          =======
    Accumulation unit value..................    $   9.35         $  6.08         $   7.74         $  2.57          $  5.46
                                                 ========         =======         ========         =======          =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES

AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                     WRL                WRL                WRL                WRL
                                                   GABELLI              LKCM           CONSERVATIVE         MODERATE
                                                    GLOBAL            CAPITAL             ASSET              ASSET
                                                    GROWTH             GROWTH           ALLOCATION         ALLOCATION
                                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................         1,592               257                465               1,217
                                                   ========           =======            =======            ========
    Cost.....................................      $ 12,713           $ 1,172            $ 4,167            $ 10,784
                                                   ========           =======            =======            ========
  Investment, at net asset value.............      $ 10,841           $   775            $ 4,230            $ 10,725
  Dividend receivable........................             0                 0                  0                   0
  Transfers receivable from depositor........            11                 0                146                  53
                                                   --------           -------            -------            --------
    Total assets.............................        10,852               775              4,376              10,778
                                                   --------           -------            -------            --------
LIABILITIES:
  Accrued expenses...........................             0                 0                  0                   0
  Transfers payable to depositor.............             0                 0                  0                   0
                                                   --------           -------            -------            --------
    Total liabilities........................             0                 0                  0                   0
                                                   --------           -------            -------            --------
    Net assets...............................      $ 10,852           $   775            $ 4,376            $ 10,778
                                                   ========           =======            =======            ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................      $ 10,836           $   768            $ 4,353            $ 10,756
  Depositor's equity.........................            16                 7                 23                  22
                                                   --------           -------            -------            --------
    Net assets applicable to units
      outstanding............................      $ 10,852           $   775            $ 4,376            $ 10,778
                                                   ========           =======            =======            ========
  Policy owners' units.......................         1,616               268                481               1,228
  Depositor's units..........................             3                 3                  3                   3
                                                   --------           -------            -------            --------
    Units outstanding........................         1,619               271                484               1,231
                                                   ========           =======            =======            ========
    Accumulation unit value..................      $   6.70           $  2.86            $  9.04            $   8.76
                                                   ========           =======            =======            ========

                                                     WRL
                                                  MODERATELY
                                                  AGGRESSIVE
                                               ASSET ALLOCATION
                                                  SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................         1,760
                                                   ========
    Cost.....................................      $ 15,204
                                                   ========
  Investment, at net asset value.............      $ 14,996
  Dividend receivable........................             0
  Transfers receivable from depositor........            58
                                                   --------
    Total assets.............................        15,054
                                                   --------
LIABILITIES:
  Accrued expenses...........................             0
  Transfers payable to depositor.............             0
                                                   --------
    Total liabilities........................             0
                                                   --------
    Net assets...............................      $ 15,054
                                                   ========
NET ASSETS CONSISTS OF:
  Policy owners' equity......................      $ 15,033
  Depositor's equity.........................            21
                                                   --------
    Net assets applicable to units
      outstanding............................      $ 15,054
                                                   ========
  Policy owners' units.......................         1,775
  Depositor's units..........................             3
                                                   --------
    Units outstanding........................         1,778
                                                   ========
    Accumulation unit value..................      $   8.47
                                                   ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                   WRL                                          WRL
                                                AGGRESSIVE        WRL            WRL        TRANSAMERICA       WRL
                                                  ASSET          PIMCO          JANUS       CONVERTIBLE    TRANSAMERICA
                                                ALLOCATION    TOTAL RETURN     BALANCED      SECURITIES       EQUITY
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................        825            695            251             33            199
                                                 =======        =======        =======        =======        =======
    Cost.....................................    $ 6,952        $ 7,086        $ 2,385        $   314        $ 2,767
                                                 =======        =======        =======        =======        =======
  Investment, at net asset value.............    $ 6,740        $ 7,380        $ 2,380        $   311        $ 2,740
  Dividend receivable........................          0              0              0              0              0
  Transfers receivable from depositor........         11              0              0              0             41
                                                 -------        -------        -------        -------        -------
    Total assets.............................      6,751          7,380          2,380            311          2,781
                                                 -------        -------        -------        -------        -------
LIABILITIES:
  Accrued expenses...........................          0              0              0              0              0
  Transfers payable to depositor.............          0              4             61              0              0
                                                 -------        -------        -------        -------        -------
    Total liabilities........................          0              4             61              0              0
                                                 -------        -------        -------        -------        -------
    Net assets...............................    $ 6,751        $ 7,376        $ 2,319        $   311        $ 2,781
                                                 =======        =======        =======        =======        =======
NET ASSETS CONSISTS OF:
  Policy owners' equity......................    $ 6,731        $ 7,349        $ 2,295        $   288        $ 2,759
  Depositor's equity.........................         20             27             24             23             22
                                                 -------        -------        -------        -------        -------
    Net assets applicable to units
      outstanding............................    $ 6,751        $ 7,376        $ 2,319        $   311        $ 2,781
                                                 =======        =======        =======        =======        =======
  Policy owners' units.......................        828            696            243             31            323
  Depositor's units..........................          3              3              3              3              3
                                                 -------        -------        -------        -------        -------
    Units outstanding........................        831            699            246             34            326
                                                 =======        =======        =======        =======        =======
    Accumulation unit value..................    $  8.12        $ 10.56        $  9.43        $  9.26        $  8.53
                                                 =======        =======        =======        =======        =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                     WRL                                 WRL               WRL
                                                TRANSAMERICA           WRL          TRANSAMERICA       J.P. MORGAN
                                                   GROWTH            CAPITAL       U.S. GOVERNMENT      ENHANCED
                                                OPPORTUNITIES    GUARDIAN VALUE      SECURITIES           INDEX
                                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................           58               14                 18                 5
                                                   =======           ======            =======           =======
    Cost.....................................      $   562           $  206            $   215           $    55
                                                   =======           ======            =======           =======
  Investment, at net asset value.............      $   552           $  181            $   221           $    50
  Dividend receivable........................            0                0                  0                 0
  Transfers receivable from depositor........            0                0                  0                 0
                                                   -------           ------            -------           -------
    Total assets.............................          552              181                221                50
                                                   -------           ------            -------           -------
LIABILITIES:
  Accrued expenses...........................            0                0                  0                 0
  Transfers payable to depositor.............            0                0                  0                 0
                                                   -------           ------            -------           -------
    Total liabilities........................            0                0                  0                 0
                                                   -------           ------            -------           -------
    Net assets...............................      $   552           $  181            $   221           $    50
                                                   =======           ======            =======           =======
NET ASSETS CONSISTS OF:
  Policy owners' equity......................      $   532           $  161            $   195           $    30
  Depositor's equity.........................           20               20                 26                20
                                                   -------           ------            -------           -------
    Net assets applicable to units
      outstanding............................      $   552           $  181            $   221           $    50
                                                   =======           ======            =======           =======
  Policy owners' units.......................           67               20                 18                 3
  Depositor's units..........................            3                3                  3                 3
                                                   -------           ------            -------           -------
    Units outstanding........................           70               23                 21                 6
                                                   =======           ======            =======           =======
    Accumulation unit value..................      $  7.92           $ 7.91            $ 10.47           $  8.11
                                                   =======           ======            =======           =======

                                                     WRL
                                                   CAPITAL
                                                  GUARDIAN
                                                 U.S. EQUITY
                                                 SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................          20
                                                   ======
    Cost.....................................      $  158
                                                   ======
  Investment, at net asset value.............      $  144
  Dividend receivable........................           0
  Transfers receivable from depositor........           0
                                                   ------
    Total assets.............................         144
                                                   ------
LIABILITIES:
  Accrued expenses...........................           0
  Transfers payable to depositor.............           0
                                                   ------
    Total liabilities........................           0
                                                   ------
    Net assets...............................      $  144
                                                   ======
NET ASSETS CONSISTS OF:
  Policy owners' equity......................      $  124
  Depositor's equity.........................          20
                                                   ------
    Net assets applicable to units
      outstanding............................      $  144
                                                   ======
  Policy owners' units.......................          15
  Depositor's units..........................           3
                                                   ------
    Units outstanding........................          18
                                                   ======
    Accumulation unit value..................      $ 8.04
                                                   ======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2002
(ALL AMOUNTS EXCEPT PER UNIT AMOUNTS IN THOUSANDS)

                                                FIDELITY VIP
                                                   GROWTH       FIDELITY VIP    FIDELITY VIP
                                                OPPORTUNITIES   CONTRAFUND(R)   EQUITY-INCOME
                                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
ASSETS:
  Investment in securities:
    Number of shares.........................          158             365             342
                                                   =======         =======         =======
    Cost.....................................      $ 2,153         $ 7,018         $ 7,287
                                                   =======         =======         =======
  Investment, at net asset value.............      $ 1,844         $ 6,549         $ 6,162
  Dividend receivable........................            0               0               0
  Transfers receivable from depositor........            1               3               5
                                                   -------         -------         -------
    Total assets.............................        1,845           6,552           6,167
                                                   -------         -------         -------
LIABILITIES:
  Accrued expenses...........................            0               0               0
  Transfers payable to depositor.............            0               0               0
                                                   -------         -------         -------
    Total liabilities........................            0               0               0
                                                   -------         -------         -------
    Net assets...............................      $ 1,845         $ 6,552         $ 6,167
                                                   =======         =======         =======
NET ASSETS CONSISTS OF:
  Policy owners' equity......................      $ 1,831         $ 6,534         $ 6,167
  Depositor's equity.........................           14              18               0
                                                   -------         -------         -------
    Net assets applicable to units
      outstanding............................      $ 1,845         $ 6,552         $ 6,167
                                                   =======         =======         =======
  Policy owners' units.......................          326             895             728
  Depositor's units..........................            3               3               0
                                                   -------         -------         -------
    Units outstanding........................          329             898             728
                                                   =======         =======         =======
    Accumulation unit value..................      $  5.60         $  7.29         $  8.48
                                                   =======         =======         =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(ALL AMOUNTS IN THOUSANDS)

                                                                                                         WRL
                                                 WRL           WRL          WRL           WRL            LKCM
                                             TRANSAMERICA     AEGON        JANUS         JANUS        STRATEGIC
                                             MONEY MARKET      BOND        GROWTH        GLOBAL      TOTAL RETURN
                                              SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................    $    1,262    $   1,990    $        0    $    7,028      $  2,660
                                              ----------    ---------    ----------    ----------      --------
EXPENSES:
  Mortality and expense risk..............           792          454         5,012         2,359           785
                                              ----------    ---------    ----------    ----------      --------
    Net investment income (loss)..........           470        1,536        (5,012)        4,669         1,875
                                              ----------    ---------    ----------    ----------      --------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................             0          512       (12,389)       (5,899)          878
  Realized gain distributions.............             0            0             0             0             0
  Change in unrealized appreciation
    (depreciation)........................             0        2,261      (197,834)      (81,748)      (13,559)
                                              ----------    ---------    ----------    ----------      --------
    Net gain (loss) on investment
      securities..........................             0        2,773      (210,223)      (87,647)      (12,681)
                                              ----------    ---------    ----------    ----------      --------
      Net increase (decrease) in net
         assets resulting from
         operations.......................    $      470    $   4,309    $ (215,235)   $  (82,978)     $(10,806)
                                              ==========    =========    ==========    ==========      ========

                                                 WRL           WRL          WRL           WRL
                                              VAN KAMPEN      ALGER      FEDERATED    TRANSAMERICA       WRL
                                               EMERGING     AGGRESSIVE    GROWTH &       VALUE         PBHG/NWQ
                                                GROWTH        GROWTH       INCOME       BALANCED     VALUE SELECT
                                              SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................    $      285    $       0    $    4,516    $    1,949      $    701
                                              ----------    ---------    ----------    ----------      --------
EXPENSES:
  Mortality and expense risk..............         2,820        1,818           663           465           289
                                              ----------    ---------    ----------    ----------      --------
    Net investment income (loss)..........        (2,535)      (1,818)        3,853         1,484           412
                                              ----------    ---------    ----------    ----------      --------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................      (112,559)      (9,541)          978        (1,178)         (705)
  Realized gain distributions.............             0            0           935         1,757           462
  Change in unrealized appreciation
    (depreciation)........................       (15,225)     (77,324)       (6,777)      (11,078)       (5,665)
                                              ----------    ---------    ----------    ----------      --------
    Net gain (loss) on investment
      securities..........................      (127,784)     (86,865)       (4,864)      (10,499)       (5,908)
                                              ----------    ---------    ----------    ----------      --------
      Net increase (decrease) in net
         assets resulting from
         operations.......................    $ (130,319)   $ (88,683)   $   (1,011)   $   (9,015)     $ (5,496)
                                              ==========    =========    ==========    ==========      ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(ALL AMOUNTS IN THOUSANDS)

                                                  WRL                             WRL           WRL
                                               AMERICAN            WRL           THIRD        CLARION        WRL
                                                CENTURY            GE            AVENUE     REAL ESTATE    MARSICO
                                             INTERNATIONAL     U.S. EQUITY       VALUE      SECURITIES      GROWTH
                                              SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................     $     26         $    132        $    706     $    276      $      4
                                               --------         --------        --------     --------      --------
EXPENSES:
  Mortality and expense risk..............           76              260             348          131            33
                                               --------         --------        --------     --------      --------
    Net investment income (loss)..........          (50)            (128)            358          145           (29)
                                               --------         --------        --------     --------      --------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................       (2,143)            (618)            (41)         273          (631)
  Realized gain distributions.............            0                0             497           18             0
  Change in unrealized appreciation
    (depreciation)........................          116           (6,109)         (6,894)        (698)         (554)
                                               --------         --------        --------     --------      --------
    Net gain (loss) on investment
      securities..........................       (2,027)          (6,727)         (6,438)        (407)       (1,185)
                                               --------         --------        --------     --------      --------
      Net increase (decrease) in net
         assets resulting from
         operations.......................     $ (2,077)        $ (6,855)       $ (6,080)    $   (262)     $ (1,214)
                                               ========         ========        ========     ========      ========

                                                                   WRL            WRL                       WRL
                                                  WRL            T. ROWE        T. ROWE        WRL          PBHG
                                                MUNDER            PRICE          PRICE       SALOMON      MID CAP
                                                 NET50       DIVIDEND GROWTH   SMALL CAP     ALL CAP       GROWTH
                                              SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................     $      0          $   20         $      0     $    324    $       0
                                               --------          ------         --------     --------    ---------
EXPENSES:
  Mortality and expense risk..............           19              35               61          272          258
                                               --------          ------         --------     --------    ---------
    Net investment income (loss)..........          (19)            (15)             (61)          52         (258)
                                               --------          ------         --------     --------    ---------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................       (1,455)            (65)            (684)      (1,188)      (8,272)
  Realized gain distributions.............            0               0                0           56            0
  Change in unrealized appreciation
    (depreciation)........................          375            (757)          (1,640)      (8,330)      (1,583)
                                               --------          ------         --------     --------    ---------
    Net gain (loss) on investment
      securities..........................       (1,080)           (822)          (2,324)      (9,462)      (9,855)
                                               --------          ------         --------     --------    ---------
      Net increase (decrease) in net
         assets resulting from
         operations.......................     $ (1,099)         $ (837)        $ (2,385)    $ (9,410)   $ (10,113)
                                               ========          ======         ========     ========    =========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(ALL AMOUNTS IN THOUSANDS)

                                                                                    WRL                WRL                WRL
                                                WRL              WRL               GREAT              GREAT              GREAT
                                              DREYFUS        VALUE LINE         COMPANIES -        COMPANIES -        COMPANIES -
                                              MID CAP     AGGRESSIVE GROWTH     AMERICA(SM)       TECHNOLOGY(SM)       GLOBAL(2)
                                             SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................    $      4         $     0            $     78           $      0           $     2
                                              --------         -------            --------           --------           -------
EXPENSES:
  Mortality and expense risk..............          81              12                 257                 49                29
                                              --------         -------            --------           --------           -------
    Net investment income (loss)..........         (77)            (12)               (179)               (49)              (27)
                                              --------         -------            --------           --------           -------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................        (336)           (210)             (5,335)            (2,577)             (219)
  Realized gain distributions.............           0               0                   0                  0                 0
  Change in unrealized appreciation
    (depreciation)........................      (1,412)           (139)             (1,336)              (197)             (552)
                                              --------         -------            --------           --------           -------
    Net gain (loss) on investment
      securities..........................      (1,748)           (349)             (6,671)            (2,774)             (771)
                                              --------         -------            --------           --------           -------
      Net increase (decrease) in net
         assets resulting from
         operations.......................    $ (1,825)        $  (361)           $ (6,850)          $ (2,823)          $  (798)
                                              ========         =======            ========           ========           =======

                                                WRL              WRL                                                      WRL
                                              GABELLI           LKCM                WRL                WRL             MODERATELY
                                               GLOBAL          CAPITAL          CONSERVATIVE         MODERATE          AGGRESSIVE
                                               GROWTH          GROWTH         ASSET ALLOCATION   ASSET ALLOCATION   ASSET ALLOCATION
                                             SUBACCOUNT      SUBACCOUNT        SUBACCOUNT(1)      SUBACCOUNT(1)      SUBACCOUNT(1)
INVESTMENT INCOME:
  Dividend income.........................    $     38         $     0            $      0           $      0           $     0
                                              --------         -------            --------           --------           -------
EXPENSES:
  Mortality and expense risk..............          84               7                  13                 30                38
                                              --------         -------            --------           --------           -------
    Net investment income (loss)..........         (46)             (7)                (13)               (30)              (38)
                                              --------         -------            --------           --------           -------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................        (181)           (229)                (22)               (39)              (39)
  Realized gain distributions.............           0               0                   0                  0                 0
  Change in unrealized appreciation
    (depreciation)........................      (1,493)           (430)                 63                (59)             (208)
                                              --------         -------            --------           --------           -------
    Net gain (loss) on investment
      securities..........................      (1,674)           (659)                 41                (98)             (247)
                                              --------         -------            --------           --------           -------
      Net increase (decrease) in net
         assets resulting from
         operations.......................    $ (1,720)        $  (666)           $     28           $   (128)          $  (285)
                                              ========         =======            ========           ========           =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(ALL AMOUNTS IN THOUSANDS)

                                                                                                    WRL
                                                  WRL               WRL             WRL        TRANSAMERICA
                                               AGGRESSIVE          PIMCO           JANUS        CONVERTIBLE
                                            ASSET ALLOCATION   TOTAL RETURN      BALANCED       SECURITIES
                                             SUBACCOUNT(1)     SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
  Dividend income.........................       $    0            $   0           $   0           $  0
                                                 ------            -----           -----           ----
EXPENSES:
  Mortality and expense risk..............           19               28               6              1
                                                 ------            -----           -----           ----
    Net investment income (loss)..........          (19)             (28)             (6)            (1)
                                                 ------            -----           -----           ----
REALIZED AND UNREALIZED GAIN (LOSS):

  Net realized gain (loss) on investment
    securities............................          (36)              38             (27)            (5)
  Realized gain distributions.............            0                0               0              0
  Change in unrealized appreciation
    (depreciation)........................         (212)             294              (5)            (3)
                                                 ------            -----           -----           ----
    Net gain (loss) on investment
      securities..........................         (248)             332             (32)            (8)
                                                 ------            -----           -----           ----

      Net increase (decrease) in net
         assets resulting from
         operations.......................       $ (267)           $ 304           $ (38)          $ (9)
                                                 ======            =====           =====           ====

                                                                 WRL
                                                 WRL        TRANSAMERICA         WRL
                                            TRANSAMERICA       GROWTH          CAPITAL
                                               EQUITY       OPPORTUNITIES   GUARDIAN VALUE
                                            SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)
INVESTMENT INCOME:
  Dividend income.........................      $   0           $   0           $  10
                                                -----           -----           -----
EXPENSES:
  Mortality and expense risk..............          8               2               1
                                                -----           -----           -----
    Net investment income (loss)..........         (8)             (2)              9
                                                -----           -----           -----
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on investment
    securities............................        (20)            (17)            (36)
  Realized gain distributions.............          0               0               0
  Change in unrealized appreciation
    (depreciation)........................        (27)            (10)            (25)
                                                -----           -----           -----
    Net gain (loss) on investment
      securities..........................        (47)            (27)            (61)
                                                -----           -----           -----
      Net increase (decrease) in net
         assets resulting from
         operations.......................      $ (55)          $ (29)          $ (52)
                                                =====           =====           =====

See accompanying notes.
                                        27

WRL SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(ALL AMOUNTS IN THOUSANDS)

                                                  WRL               WRL              WRL
                                             TRANSAMERICA       J.P. MORGAN        CAPITAL
                                            U.S. GOVERNMENT      ENHANCED          GUARDIAN
                                              SECURITIES           INDEX         U.S. EQUITY
                                             SUBACCOUNT(1)     SUBACCOUNT(1)    SUBACCOUNT(1)
INVESTMENT INCOME:
  Dividend income.........................      $     1           $     0          $     1
                                                -------           -------          -------
EXPENSES:
  Mortality and expense risk..............            1                 0                1
                                                -------           -------          -------
    Net investment income (loss)..........            0                 0                0
                                                -------           -------          -------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on sale of
    investment securities.................            0                 0              (22)
  Realized gain distributions.............            0                 0                0
  Change in unrealized appreciation
    (depreciation)........................            6                (5)             (14)
                                                -------           -------          -------
    Net gain (loss) on investment
      securities..........................            6                (5)             (36)
                                                -------           -------          -------
      Net increase (decrease) in net
         assets resulting from
         operations.......................      $     6           $    (5)         $   (36)
                                                =======           =======          =======

                                              FIDELITY VIP                       FIDELITY VIP
                                                 GROWTH         FIDELITY VIP       EQUITY -
                                             OPPORTUNITIES      CONTRAFUND(R)       INCOME
                                               SUBACCOUNT        SUBACCOUNT       SUBACCOUNT
INVESTMENT INCOME:
  Dividend income.........................      $    11            $    25         $    74
                                                -------            -------         -------
EXPENSES:
  Mortality and expense risk..............           14                 48              49
                                                -------            -------         -------
    Net investment income (loss)..........           (3)               (23)             25
                                                -------            -------         -------
REALIZED AND UNREALIZED GAIN (LOSS):
  Net realized gain (loss) on sale of
    investment securities.................          (98)              (191)           (154)
  Realized gain distributions.............            0                  0              91
  Change in unrealized appreciation
    (depreciation)........................         (282)              (433)         (1,102)
                                                -------            -------         -------
    Net gain (loss) on investment
      securities..........................         (380)              (624)         (1,165)
                                                -------            -------         -------
      Net increase (decrease) in net
         assets resulting from
         operations.......................      $  (383)           $  (647)        $(1,140)
                                                =======            =======         =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                               WRL                    WRL                     WRL
                                                          TRANSAMERICA               AEGON                   JANUS
                                                          MONEY MARKET               BOND                    GROWTH
                                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                                      ---------------------   -------------------   ------------------------
                                                          DECEMBER 31,           DECEMBER 31,             DECEMBER 31,
                                                      ---------------------   -------------------   ------------------------
                                                        2002        2001        2002       2001        2002         2001
                                                      ---------   ---------   --------   --------   ----------   -----------
OPERATIONS:
  Net investment income (loss).....................   $     470   $   1,940   $  1,536   $    (88)  $   (5,012)  $    (6,861)
  Net gain (loss) on investment securities.........           0           0      2,773      2,274     (210,223)     (274,731)
                                                      ---------   ---------   --------   --------   ----------   -----------
  Net increase (decrease) in net assets resulting
    from operations................................         470       1,940      4,309      2,186     (215,235)     (281,592)
                                                      ---------   ---------   --------   --------   ----------   -----------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      28,184      31,666     19,850     21,257       80,390       126,273
                                                      ---------   ---------   --------   --------   ----------   -----------
  Less cost of units redeemed:
    Administrative charges.........................       7,315       4,916      4,658      3,034       67,288        71,004
    Policy loans...................................       1,698       2,096        514        586            0        10,816
    Surrender benefits.............................       8,517       4,288      2,237        977       22,526        22,233
    Death benefits.................................         153         168        148         72          996         1,980
                                                      ---------   ---------   --------   --------   ----------   -----------
                                                         17,683      11,468      7,557      4,669       90,810       106,033
                                                      ---------   ---------   --------   --------   ----------   -----------
    Increase (decrease) in net assets from capital
      unit transactions............................      10,501      20,198     12,293     16,588      (10,420)       20,240
                                                      ---------   ---------   --------   --------   ----------   -----------
    Net increase (decrease) in net assets..........      10,971      22,138     16,602     18,774     (225,655)     (261,352)
  Depositor's equity contribution..................           0           0          0          0            0             0
NET ASSETS:
  Beginning of year................................      82,417      60,279     44,709     25,935      699,663       961,015
                                                      ---------   ---------   --------   --------   ----------   -----------
  End of year......................................   $  93,388   $  82,417   $ 61,311   $ 44,709   $  474,008   $   699,663
                                                      =========   =========   ========   ========   ==========   ===========
UNIT ACTIVITY:
  Units outstanding - beginning of year............       4,349       3,278      1,725      1,072        9,583         9,366
  Units issued.....................................       8,745      27,105      1,543      1,365        3,597         4,247
  Units redeemed...................................      (8,193)    (26,034)    (1,097)      (712)      (3,832)       (4,030)
                                                      ---------   ---------   --------   --------   ----------   -----------
  Units outstanding - end of year..................       4,901       4,349      2,171      1,725        9,348         9,583
                                                      =========   =========   ========   ========   ==========   ===========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                                       WRL
                                                               WRL                     LKCM                     WRL
                                                              JANUS                 STRATEGIC               VAN KAMPEN
                                                              GLOBAL               TOTAL RETURN           EMERGING GROWTH
                                                            SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                                      ----------------------   --------------------   -----------------------
                                                           DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                      ----------------------   --------------------   -----------------------
                                                        2002         2001        2002       2001         2002         2001
                                                      ---------   ----------   --------   ---------   ----------   ----------
OPERATIONS:
  Net investment income (loss).....................   $   4,669   $       35   $  1,875   $    (413)  $   (2,535)  $   (3,594)
  Net gain (loss) on investment securities.........     (87,647)     (97,544)   (12,681)     (2,662)    (127,784)    (195,822)
                                                      ---------   ----------   --------   ---------   ----------   ----------
  Net increase (decrease) in net assets resulting
    from operations................................     (82,978)     (97,509)   (10,806)     (3,075)    (130,319)    (199,416)
                                                      ---------   ----------   --------   ---------   ----------   ----------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      28,004       47,977      8,019      12,375       45,407       64,879
                                                      ---------   ----------   --------   ---------   ----------   ----------
  Less cost of units redeemed:
    Administrative charges.........................      28,362       31,569      8,198       8,111       35,720       38,288
    Policy loans...................................         921        4,476        440       1,157        1,402        6,127
    Surrender benefits.............................      10,567       10,117      3,860       2,908       13,454       13,487
    Death benefits.................................         323          503        236         259          456          860
                                                      ---------   ----------   --------   ---------   ----------   ----------
                                                         40,173       46,665     12,734      12,435       51,032       58,762
                                                      ---------   ----------   --------   ---------   ----------   ----------
    Increase (decrease) in net assets from capital
      unit transactions............................     (12,169)       1,312     (4,715)        (60)      (5,625)       6,117
                                                      ---------   ----------   --------   ---------   ----------   ----------
    Net increase (decrease) in net assets..........     (95,147)     (96,197)   (15,521)     (3,135)    (135,944)    (193,299)
  Depositor's equity contribution..................           0            0          0           0            0            0
NET ASSETS:
  Beginning of year................................     313,912      410,109     95,331      98,466      386,903      580,202
                                                      ---------   ----------   --------   ---------   ----------   ----------
  End of year......................................   $ 218,765   $  313,912   $ 79,810   $  95,331   $  250,959   $  386,903
                                                      =========   ==========   ========   =========   ==========   ==========
UNIT ACTIVITY:
  Units outstanding - beginning of year............      12,912       12,899      4,517       4,523       10,305       10,226
  Units issued.....................................       3,858        3,942      1,138       1,239        4,184        7,855
  Units redeemed...................................      (4,496)      (3,929)    (1,389)     (1,245)      (4,413)      (7,776)
                                                      ---------   ----------   --------   ---------   ----------   ----------
  Units outstanding - end of year..................      12,274       12,912      4,266       4,517       10,076       10,305
                                                      =========   ==========   ========   =========   ==========   ==========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                               WRL                     WRL                   WRL
                                                              ALGER                 FEDERATED           TRANSAMERICA
                                                        AGGRESSIVE GROWTH        GROWTH & INCOME       VALUE BALANCED
                                                            SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                                      ----------------------   -------------------   -------------------
                                                           DECEMBER 31,           DECEMBER 31,          DECEMBER 31,
                                                      ----------------------   -------------------   -------------------
                                                        2002         2001        2002       2001       2002       2001
                                                      ---------   ----------   --------   --------   --------   --------
OPERATIONS:
  Net investment income (loss).....................   $  (1,818)  $   (2,225)  $  3,853   $    404   $  1,484   $    217
  Net gain (loss) on investment securities.........     (86,865)     (47,770)    (4,864)     4,997    (10,499)        91
                                                      ---------   ----------   --------   --------   --------   --------
  Net increase (decrease) in net assets
    resulting from operations......................     (88,683)     (49,995)    (1,011)     5,401     (9,015)       308
                                                      ---------   ----------   --------   --------   --------   --------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      40,020       57,462     33,512     31,343     31,611     13,027
                                                      ---------   ----------   --------   --------   --------   --------
  Less cost of units redeemed:
    Administrative charges.........................      26,439       28,461      7,408      3,816      5,788      3,491
    Policy loans...................................         471        3,294        371        422        242        671
    Surrender benefits.............................       8,049        6,759      3,053      1,499      2,569      1,257
    Death benefits.................................         273          373        290         59        169        195
                                                      ---------   ----------   --------   --------   --------   --------
                                                         35,232       38,887     11,122      5,796      8,768      5,614
                                                      ---------   ----------   --------   --------   --------   --------
    Increase (decrease) in net assets
      from capital unit transactions...............       4,788       18,575     22,390     25,547     22,843      7,413
                                                      ---------   ----------   --------   --------   --------   --------
    Net increase (decrease) in net assets..........     (83,895)     (31,420)    21,379     30,948     13,828      7,721
  Depositor's equity contribution..................           0            0          0          0          0          0
NET ASSETS:
  Beginning of year................................     248,752      280,172     57,831     26,883     41,934     34,213
                                                      ---------   ----------   --------   --------   --------   --------
  End of year......................................   $ 164,857   $  248,752   $ 79,210   $ 57,831   $ 55,762   $ 41,934
                                                      =========   ==========   ========   ========   ========   ========
UNIT ACTIVITY:
  Units outstanding - beginning of year............       9,881        9,215      2,531      1,349      2,270      1,881
  Units issued.....................................       4,879        4,796      2,434      2,283      2,440      1,125
  Units redeemed...................................      (4,688)      (4,130)    (1,500)    (1,101)    (1,175)      (736)
                                                      ---------   ----------   --------   --------   --------   --------
  Units outstanding - end of year..................      10,072        9,881      3,465      2,531      3,535      2,270
                                                      =========   ==========   ========   ========   ========   ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                              WRL                   WRL                    WRL
                                                           PBHG/NWQ           AMERICAN CENTURY             GE
                                                         VALUE SELECT          INTERNATIONAL           U.S. EQUITY
                                                          SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                                      -------------------   --------------------   -------------------
                                                         DECEMBER 31,           DECEMBER 31,          DECEMBER 31,
                                                      -------------------   --------------------   -------------------
                                                        2002       2001       2002       2001        2002       2001
                                                      --------   --------   --------   ---------   --------   --------
OPERATIONS:
  Net investment income (loss).....................   $    412   $   (234)  $    (50)  $     192   $   (128)  $   (215)
  Net gain (loss) on investment securities.........     (5,908)      (693)    (2,027)     (2,435)    (6,727)    (2,933)
                                                      --------   --------   --------   ---------   --------   --------
  Net increase (decrease) in net assets resulting
    from operations................................     (5,496)      (927)    (2,077)     (2,243)    (6,855)    (3,148)
                                                      --------   --------   --------   ---------   --------   --------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      7,488      8,780      3,468       3,756      6,882      8,860
                                                      --------   --------   --------   ---------   --------   --------
  Less cost of units redeemed:
    Administrative charges.........................      3,168      2,649      1,298       1,003      3,283      3,049
    Policy loans...................................        162        294         22          76         95        319
    Surrender benefits.............................      1,177        882        265         189        851        998
    Death benefits.................................         86         26         15           6         44         97
                                                      --------   --------   --------   ---------   --------   --------
                                                         4,593      3,851      1,600       1,274      4,273      4,463
                                                      --------   --------   --------   ---------   --------   --------
    Increase (decrease) in net assets from capital
      unit transactions............................      2,895      4,929      1,868       2,482      2,609      4,397
                                                      --------   --------   --------   ---------   --------   --------
    Net increase (decrease) in net assets..........     (2,601)     4,002       (209)        239     (4,246)     1,249
  Depositor's equity contribution..................          0          0          0           0          0          0
NET ASSETS:
  Beginning of year................................     32,890     28,888      8,183       7,944     31,020     29,771
                                                      --------   --------   --------   ---------   --------   --------
  End of year......................................   $ 30,289   $ 32,890   $  7,974   $   8,183   $ 26,774   $ 31,020
                                                      ========   ========   ========   =========   ========   ========
UNIT ACTIVITY:
  Units outstanding - beginning of year............      2,103      1,797        868         639      1,942      1,683
  Units issued.....................................      1,061      1,040        930         647      1,000      1,000
  Units redeemed...................................       (886)      (734)      (716)       (418)      (833)      (741)
                                                      --------   --------   --------   ---------   --------   --------
  Units outstanding - end of year..................      2,278      2,103      1,082         868      2,109      1,942
                                                      ========   ========   ========   =========   ========   ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                                    WRL
                                                              WRL                 CLARION                 WRL
                                                         THIRD AVENUE           REAL ESTATE             MARSICO
                                                             VALUE              SECURITIES              GROWTH
                                                          SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                                      -------------------   -------------------   -------------------
                                                         DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                      -------------------   -------------------   -------------------
                                                        2002       2001       2002       2001       2002       2001
                                                      --------   --------   --------   --------   --------   --------
OPERATIONS:
  Net investment income (loss).....................   $    358   $   (202)  $    145   $     96   $    (29)  $     (2)
  Net gain (loss) on investment securities.........     (6,438)     1,396       (407)       308     (1,185)      (284)
                                                      --------   --------   --------   --------   --------   --------
  Net increase (decrease) in net assets resulting
    from operations................................     (6,080)     1,194       (262)       404     (1,214)      (286)
                                                      --------   --------   --------   --------   --------   --------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........     14,963     19,475     14,584      5,874      2,591      2,717
                                                      --------   --------   --------   --------   --------   --------
  Less cost of units redeemed:
    Administrative charges.........................      3,735      2,064      1,838        545        538        273
    Policy loans...................................        301        289         91        179          3          4
    Surrender benefits.............................      1,400        698        660        131        117         22
    Death benefits.................................        136          8         68          0          5          9
                                                      --------   --------   --------   --------   --------   --------
                                                         5,572      3,059      2,657        855        663        308
                                                      --------   --------   --------   --------   --------   --------
    Increase (decrease) in net assets from capital
      unit transactions............................      9,391     16,416     11,927      5,019      1,928      2,409
                                                      --------   --------   --------   --------   --------   --------
    Net increase (decrease) in net assets..........      3,311     17,610     11,665      5,423        714      2,123
  Depositor's equity contribution..................          0          0          0          0          0          0
NET ASSETS:
  Beginning of year................................     34,345     16,735      7,899      2,476      3,750      1,627
                                                      --------   --------   --------   --------   --------   --------
  End of year......................................   $ 37,656   $ 34,345   $ 19,564   $  7,899   $  4,464   $  3,750
                                                      ========   ========   ========   ========   ========   ========
UNIT ACTIVITY:
  Units outstanding - beginning of year............      2,296      1,177        693        239        428        158
  Units issued.....................................      2,107      2,223      2,043        945        863        552
  Units redeemed...................................     (1,521)    (1,104)    (1,065)      (491)      (597)      (282)
                                                      --------   --------   --------   --------   --------   --------
  Units outstanding - end of year..................      2,882      2,296      1,671        693        694        428
                                                      ========   ========   ========   ========   ========   ========

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                                 WRL                 WRL
                                                             WRL            T. ROWE PRICE       T. ROWE PRICE
                                                        MUNDER NET50       DIVIDEND GROWTH        SMALL CAP
                                                         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                      -----------------   -----------------   -----------------
                                                        DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                      -----------------   -----------------   -----------------
                                                       2002      2001      2002      2001      2002      2001
                                                      -------   -------   -------   -------   -------   -------
OPERATIONS:
  Net investment income (loss).....................   $   (19)  $    (7)  $   (15)  $   (19)  $   (61)  $   (35)
  Net gain (loss) on investment securities.........    (1,080)     (862)     (822)      (19)   (2,324)     (275)
                                                      -------   -------   -------   -------   -------   -------
  Net increase (decrease) in net assets resulting
    from operations................................    (1,099)     (869)     (837)      (38)   (2,385)     (310)
                                                      -------   -------   -------   -------   -------   -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........     1,112     3,046     2,656     2,751     3,498     5,178
                                                      -------   -------   -------   -------   -------   -------
  Less cost of units redeemed:
    Administrative charges.........................       317       187       519       224       878       462
    Policy loans...................................         0        17        25         3        76        27
    Surrender benefits.............................        57        31        93        51       324       113
    Death benefits.................................         4         0         7         1         0         2
                                                      -------   -------   -------   -------   -------   -------
                                                          378       235       644       279     1,278       604
                                                      -------   -------   -------   -------   -------   -------
    Increase (decrease) in net assets from capital
      unit transactions............................       734     2,811     2,012     2,472     2,220     4,574
                                                      -------   -------   -------   -------   -------   -------
    Net increase (decrease) in net assets..........      (365)    1,942     1,175     2,434      (165)    4,264
  Depositor's equity contribution..................         0         0         0         0         0         0
NET ASSETS:
  Beginning of year................................     2,804       862     3,419       985     6,832     2,568
                                                      -------   -------   -------   -------   -------   -------
  End of year......................................   $ 2,439   $ 2,804   $ 4,594   $ 3,419   $ 6,667   $ 6,832
                                                      =======   =======   =======   =======   =======   =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............       351        80       361        99       684       230
  Units issued.....................................       771       453       529       484     1,055       898
  Units redeemed...................................      (621)     (182)     (287)     (222)     (812)     (444)
                                                      -------   -------   -------   -------   -------   -------
  Units outstanding - end of year..................       501       351       603       361       927       684
                                                      =======   =======   =======   =======   =======   =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                              WRL                   WRL                  WRL
                                                            SALOMON                PBHG                DREYFUS
                                                            ALL CAP           MID CAP GROWTH           MID CAP
                                                          SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                                      -------------------   -------------------   ------------------
                                                         DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                      -------------------   -------------------   ------------------
                                                        2002       2001       2002       2001       2002      2001
                                                      --------   --------   --------   --------   --------   -------
OPERATIONS:
  Net investment income (loss).....................   $     52   $    189   $   (258)  $   (288)  $    (77)  $    17
  Net gain (loss) on investment securities.........     (9,462)      (476)    (9,855)   (15,752)    (1,748)     (142)
                                                      --------   --------   --------   --------   --------   -------
  Net increase (decrease) in net assets resulting
    from operations................................     (9,410)      (287)   (10,113)   (16,040)    (1,825)     (125)
                                                      --------   --------   --------   --------   --------   -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........     11,953     26,248      9,414     15,784      7,429     4,160
                                                      --------   --------   --------   --------   --------   -------
  Less cost of units redeemed:
    Administrative charges.........................      4,191      2,370      5,227      5,547        956       404
    Policy loans...................................        144        402        164        417         20        29
    Surrender benefits.............................        941        646        744        530        442        85
    Death benefits.................................        210         89         32         85         13         3
                                                      --------   --------   --------   --------   --------   -------
                                                         5,486      3,507      6,167      6,579      1,431       521
                                                      --------   --------   --------   --------   --------   -------
    Increase (decrease) in net assets from capital
      unit transactions............................      6,467     22,741      3,247      9,205      5,998     3,639
                                                      --------   --------   --------   --------   --------   -------
    Net increase (decrease) in net assets..........     (2,943)    22,454     (6,866)    (6,835)     4,173     3,514
  Depositor's equity contribution..................          0          0          0          0          0         0
NET ASSETS:
  Beginning of year................................     30,526      8,072     32,867     39,702      5,325     1,811
                                                      --------   --------   --------   --------   --------   -------
  End of year......................................   $ 27,583   $ 30,526   $ 26,001   $ 32,867   $  9,498   $ 5,325
                                                      ========   ========   ========   ========   ========   =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............      2,405        643      3,818      2,929        493       159
  Units issued.....................................      2,208      2,831      2,861      3,589      1,315       636
  Units redeemed...................................     (1,701)    (1,069)    (2,423)    (2,700)      (792)     (302)
                                                      --------   --------   --------   --------   --------   -------
  Units outstanding - end of year..................      2,912      2,405      4,256      3,818      1,016       493
                                                      ========   ========   ========   ========   ========   =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                                  WRL                  WRL
                                                             WRL                 GREAT                GREAT
                                                         VALUE LINE           COMPANIES -          COMPANIES -
                                                      AGGRESSIVE GROWTH       AMERICA(SM)        TECHNOLOGY(SM)
                                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                                      -----------------   -------------------   -----------------
                                                        DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                      -----------------   -------------------   -----------------
                                                       2002      2001       2002       2001      2002      2001
                                                      -------   -------   --------   --------   -------   -------
OPERATIONS:
  Net investment income (loss).....................   $   (12)  $    (9)  $   (179)  $    (65)  $   (49)  $   (34)
  Net gain (loss) on investment securities.........      (349)      (98)    (6,671)    (1,083)   (2,774)   (1,814)
                                                      -------   -------   --------   --------   -------   -------
  Net increase (decrease) in net assets resulting
    from operations................................      (361)     (107)    (6,850)    (1,148)   (2,823)   (1,848)
                                                      -------   -------   --------   --------   -------   -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........       630       434     31,951     10,837     3,029     5,801
                                                      -------   -------   --------   --------   -------   -------
  Less cost of units redeemed:
    Administrative charges.........................       147        66      4,060      1,180       908       508
    Policy loans...................................        13        30        545        106         0        36
    Surrender benefits.............................        55         5        833        151       246        43
    Death benefits.................................         6        10         34        136         4         7
                                                      -------   -------   --------   --------   -------   -------
                                                          221       111      5,472      1,573     1,158       594
                                                      -------   -------   --------   --------   -------   -------
    Increase (decrease) in net assets from capital
      unit transactions............................       409       323     26,479      9,264     1,871     5,207
                                                      -------   -------   --------   --------   -------   -------
    Net increase (decrease) in net assets..........        48       216     19,629      8,116      (952)    3,359
  Depositor's equity contribution..................         0         0          0          0         0         0
NET ASSETS:
  Beginning of year................................     1,283     1,067     16,607      8,491     6,147     2,788
                                                      -------   -------   --------   --------   -------   -------
  End of year......................................   $ 1,331   $ 1,283   $ 36,236   $ 16,607   $ 5,195   $ 6,147
                                                      =======   =======   ========   ========   =======   =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............       161       119      1,687        751     1,468       416
  Units issued.....................................       209       155      4,889      1,591     2,408     1,793
  Units redeemed...................................      (151)     (113)    (1,893)      (655)   (1,853)     (741)
                                                      -------   -------   --------   --------   -------   -------
  Units outstanding - end of year..................       219       161      4,683      1,687     2,023     1,468
                                                      =======   =======   ========   ========   =======   =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                             WRL                                     WRL
                                                            GREAT                WRL                 LKCM
                                                         COMPANIES-            GABELLI             CAPITAL
                                                          GLOBAL(2)         GLOBAL GROWTH           GROWTH
                                                         SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                                      -----------------   ------------------   ----------------
                                                        DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                      -----------------   ------------------   ----------------
                                                       2002      2001       2002      2001      2002    2001(1)
                                                      -------   -------   --------   -------   ------   -------
OPERATIONS:
  Net investment income (loss).....................   $   (27)  $   (11)  $    (46)  $   (34)  $   (7)  $     0
  Net gain (loss) on investment securities.........      (771)      (79)    (1,674)     (399)    (659)       (7)
                                                      -------   -------   --------   -------   ------   -------
  Net increase (decrease) in net assets resulting
    from operations................................      (798)      (90)    (1,720)     (433)    (666)       (7)
                                                      -------   -------   --------   -------   ------   -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........     3,465     2,057      7,022     8,042      444     1,164
                                                      -------   -------   --------   -------   ------   -------
  Less cost of units redeemed:
    Administrative charges.........................       647       176      1,709       837      119        21
    Policy loans...................................        29        12         22        18        9         3
    Surrender benefits.............................       139        35        272        66       23         1
    Death benefits.................................         6         0         37        69        9         0
                                                      -------   -------   --------   -------   ------   -------
                                                          821       223      2,040       990      160        25
                                                      -------   -------   --------   -------   ------   -------
    Increase (decrease) in net assets from capital
      unit transactions............................     2,644     1,834      4,982     7,052      284     1,139
                                                      -------   -------   --------   -------   ------   -------
    Net increase (decrease) in net assets..........     1,846     1,744      3,262     6,619     (382)    1,132
  Depositor's equity contribution..................         0         0          0         0        0        25
NET ASSETS:
  Beginning of year................................     2,238       494      7,590       971    1,157         0
                                                      -------   -------   --------   -------   ------   -------
  End of year......................................   $ 4,084   $ 2,238   $ 10,852   $ 7,590   $  775   $ 1,157
                                                      =======   =======   ========   =======   ======   =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............       319        58        939       107      180         0
  Units issued.....................................       861       434      1,351     1,191      424       211
  Units redeemed...................................      (432)     (173)      (671)     (359)    (333)      (31)
                                                      -------   -------   --------   -------   ------   -------
  Units outstanding - end of year..................       748       319      1,619       939      271       180
                                                      =======   =======   ========   =======   ======   =======

See accompanying notes.
                                        37

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                         WRL            WRL              WRL              WRL
                                                     CONSERVATIVE     MODERATE        MODERATELY       AGGRESSIVE
                                                        ASSET          ASSET       AGGRESSIVE ASSET      ASSET
                                                      ALLOCATION     ALLOCATION       ALLOCATION       ALLOCATION
                                                      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                     ------------   ------------   ----------------   ------------
                                                     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                     ------------   ------------   ----------------   ------------
                                                       2002(1)        2002(1)          2002(1)          2002(1)
                                                     ------------   ------------   ----------------   ------------
OPERATIONS:
  Net investment income (loss).....................    $   (13)       $   (30)         $   (38)         $   (19)
  Net gain (loss) on investment securities.........         41            (98)            (247)            (248)
                                                       -------        -------          -------          -------
  Net increase (decrease) in net assets resulting
    from operations................................         28           (128)            (285)            (267)
                                                       -------        -------          -------          -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      4,723         11,575           16,346            7,553
                                                       -------        -------          -------          -------
  Less cost of units redeemed:
    Administrative charges.........................        150            492              865              472
    Policy loans...................................         70             35                0                0
    Surrender benefits.............................        180            107              167               88
    Death benefits.................................          0             60                0                0
                                                       -------        -------          -------          -------
                                                           400            694            1,032              560
                                                       -------        -------          -------          -------
    Increase (decrease) in net assets from capital
      unit transactions............................      4,323         10,881           15,314            6,993
                                                       -------        -------          -------          -------
    Net increase (decrease) in net assets..........      4,351         10,753           15,029            6,726
  Depositor's equity contribution..................         25             25               25               25
NET ASSETS:
  Beginning of year................................          0              0                0                0
                                                       -------        -------          -------          -------
  End of year......................................    $ 4,376        $10,778          $15,054          $ 6,751
                                                       =======        =======          =======          =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............          0              0                0                0
  Units issued.....................................        633          1,478            2,083            1,011
  Units redeemed...................................       (149)          (247)            (305)            (180)
                                                       -------        -------          -------          -------
  Units outstanding - end of year..................        484          1,231            1,778              831
                                                       =======        =======          =======          =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                         WRL                             WRL
                                                        PIMCO           WRL          TRANSAMERICA         WRL
                                                        TOTAL          JANUS         CONVERTIBLE      TRANSAMERICA
                                                        RETURN        BALANCED        SECURITIES         EQUITY
                                                      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                     ------------   ------------   ----------------   ------------
                                                     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                     ------------   ------------   ----------------   ------------
                                                       2002(1)        2002(1)          2002(1)          2002(1)
                                                     ------------   ------------   ----------------   ------------
OPERATIONS:
  Net investment income (loss).....................    $   (28)       $    (6)         $    (1)         $    (8)
  Net gain (loss) on investment securities.........        332            (32)              (8)             (47)
                                                       -------        -------          -------          -------
  Net increase (decrease) in net assets resulting
    from operations................................        304            (38)              (9)             (55)
                                                       -------        -------          -------          -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      7,623          2,421              309            2,916
                                                       -------        -------          -------          -------
  Less cost of units redeemed:
    Administrative charges.........................        304             73               13               80
    Policy loans...................................        109              0                0                0
    Surrender benefits.............................        161              6                1               23
    Death benefits.................................          2             10                0                2
                                                       -------        -------          -------          -------
                                                           576             89               14              105
                                                       -------        -------          -------          -------
    Increase (decrease) in net assets from capital
      unit transactions............................      7,047          2,332              295            2,811
                                                       -------        -------          -------          -------
    Net increase (decrease) in net assets..........      7,351          2,294              286            2,756
  Depositor's equity contribution..................         25             25               25               25
NET ASSETS:
  Beginning of year................................          0              0                0                0
                                                       -------        -------          -------          -------
  End of year......................................    $ 7,376        $ 2,319          $   311          $ 2,781
                                                       =======        =======          =======          =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............          0              0                0                0
  Units issued.....................................        986            352               43              381
  Units redeemed...................................       (287)          (106)              (9)             (55)
                                                       -------        -------          -------          -------
  Units outstanding - end of year..................        699            246               34              326
                                                       =======        =======          =======          =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                                            WRL
                                                           WRL                         TRANSAMERICA
                                                      TRANSAMERICA         WRL             U.S.
                                                         GROWTH          CAPITAL        GOVERNMENT
                                                      OPPORTUNITIES   GUARDIAN VALUE    SECURITIES
                                                       SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                      -------------   --------------   -------------
                                                      DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                      -------------   --------------   -------------
                                                         2002(1)         2002(1)          2002(1)
                                                      -------------   --------------   -------------
OPERATIONS:
  Net investment income (loss).....................      $    (2)        $     9          $     0
  Net gain (loss) on investment securities.........          (27)            (61)               6
                                                         -------         -------          -------
  Net increase (decrease) in net assets resulting
    from operations................................          (29)            (52)               6
                                                         -------         -------          -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........          599             217              195
                                                         -------         -------          -------
  Less cost of units redeemed:
    Administrative charges.........................           25               9                5
    Policy loans...................................            0               0                0
    Surrender benefits.............................           13               0                0
    Death benefits.................................            5               0                0
                                                         -------         -------          -------
                                                              43               9                5
                                                         -------         -------          -------
    Increase (decrease) in net assets from capital
      unit transactions............................          556             208              190
                                                         -------         -------          -------
    Net increase (decrease) in net assets..........          527             156              196
  Depositor's equity contribution..................           25              25               25
NET ASSETS:
  Beginning of year................................            0               0                0
                                                         -------         -------          -------
  End of year......................................      $   552         $   181          $   221
                                                         =======         =======          =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............            0               0                0
  Units issued.....................................           89              37               22
  Units redeemed...................................          (19)            (14)              (1)
                                                         -------         -------          -------
  Units outstanding - end of year..................           70              23               21
                                                         =======         =======          =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                                   WRL            WRL
                                                               J.P. MORGAN      CAPITAL
                                                                 ENHANCED       GUARDIAN
                                                                  INDEX       U.S. EQUITY
                                                                SUBACCOUNT     SUBACCOUNT
                                                               ------------   ------------
                                                               DECEMBER 31,   DECEMBER 31,
                                                               ------------   ------------
                                                                 2002(1)        2002(1)
                                                               ------------   ------------
OPERATIONS:
  Net investment income (loss)..............................     $     0        $     0
  Net gain (loss) on investment securities..................          (5)           (36)
                                                                 -------        -------
  Net increase (decrease) in net assets resulting from
    operations..............................................          (5)           (36)
                                                                 -------        -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)....................          33            160
                                                                 -------        -------
  Less cost of units redeemed:
    Administrative charges..................................           3              5
    Policy loans............................................           0              0
    Surrender benefits......................................           0              0
    Death benefits..........................................           0              0
                                                                 -------        -------
                                                                       3              5
                                                                 -------        -------
    Increase (decrease) in net assets from capital unit
      transactions..........................................          30            155
                                                                 -------        -------
    Net increase (decrease) in net assets...................          25            119
  Depositor's equity contribution...........................          25             25
NET ASSETS:
  Beginning of year.........................................           0              0
                                                                 -------        -------
  End of year...............................................     $    50        $   144
                                                                 =======        =======
UNIT ACTIVITY:
  Units outstanding - beginning of year.....................           0              0
  Units issued..............................................           6             27
  Units redeemed............................................           0             (9)
                                                                 -------        -------
  Units outstanding - end of year...........................           6             18
                                                                 =======        =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
(ALL AMOUNTS IN THOUSANDS)

                                                          FIDELITY VIP          FIDELITY VIP        FIDELITY VIP
                                                      GROWTH OPPORTUNITIES      CONTRAFUND(R)       EQUITY-INCOME
                                                           SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                      ---------------------   -----------------   -----------------
                                                          DECEMBER 31,          DECEMBER 31,        DECEMBER 31,
                                                      ---------------------   -----------------   -----------------
                                                        2002        2001       2002      2001      2002      2001
                                                      ---------   ---------   -------   -------   -------   -------
OPERATIONS:
  Net investment income (loss).....................    $    (3)    $    (6)   $   (23)  $    (9)  $    25   $    (8)
  Net gain (loss) on investment securities.........       (380)       (118)      (624)     (146)   (1,165)      (66)
                                                       -------     -------    -------   -------   -------   -------
  Net increase (decrease) in net assets resulting
    from operations................................       (383)       (124)      (647)     (155)   (1,140)      (74)
                                                       -------     -------    -------   -------   -------   -------
CAPITAL UNIT TRANSACTIONS:
  Proceeds from units sold (transferred)...........      1,196       1,100      4,843     2,727     4,084     4,211
                                                       -------     -------    -------   -------   -------   -------
  Less cost of units redeemed:
    Administrative charges.........................        301         117        762       249       738       225
    Policy loans...................................         18           9         40         0        12         0
    Surrender benefits.............................         39          15        171        18       186        31
    Death benefits.................................          7           0          6         0         2         0
                                                       -------     -------    -------   -------   -------   -------
                                                           365         141        979       267       938       256
                                                       -------     -------    -------   -------   -------   -------
    Increase (decrease) in net assets from capital
      unit transactions............................        831         959      3,864     2,460     3,146     3,955
                                                       -------     -------    -------   -------   -------   -------
    Net increase (decrease) in net assets..........        448         835      3,217     2,305     2,006     3,881
  Depositor's equity contribution..................          0           0          0         0         0       (27)
NET ASSETS:
  Beginning of year................................      1,397         562      3,335     1,030     4,161       307
                                                       -------     -------    -------   -------   -------   -------
  End of year......................................    $ 1,845     $ 1,397    $ 6,552   $ 3,335   $ 6,167   $ 4,161
                                                       =======     =======    =======   =======   =======   =======
UNIT ACTIVITY:
  Units outstanding - beginning of year............        193          66        410       110       403        28
  Units issued.....................................        307         242      1,039       504       679       571
  Units redeemed...................................       (171)       (115)      (551)     (204)     (354)     (196)
                                                       -------     -------    -------   -------   -------   -------
  Units outstanding - end of year..................        329         193        898       410       728       403
                                                       =======     =======    =======   =======   =======   =======

See accompanying notes.

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2002

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The WRL Series Life Account (the "Life Account"), was established as a variable life insurance separate account of Western Reserve Life Assurance Co. of Ohio ("WRL", or the "depositor") and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Life Account contains forty-three investment options referred to as subaccounts. Each subaccount invests exclusively in a corresponding Portfolio (the "Portfolio") of a Series Fund, which collectively is referred to as the "Fund". The WRL Series Life Account contains four funds (collectively referred to as the "Funds"). Each fund is a registered management investment company under the Investment Company Act of 1940, as amended.

SUBACCOUNT INVESTMENT BY FUND:
-------------------------------
AEGON/TRANSAMERICA SERIES FUND, INC.
     Transamerica Money Market
     AEGON Bond
     Janus Growth
     Janus Global
     LKCM Strategic Total Return
     Van Kampen Emerging Growth
     Alger Aggressive Growth
     Federated Growth & Income
     Transamerica Value Balanced
     PBHG/NWQ Value Select
     American Century International
     GE U.S. Equity
     Third Avenue Value
     Clarion Real Estate Securities
     Marsico Growth
     Munder Net50
     T. Rowe Price Dividend Growth
     T. Rowe Price Small Cap
     Salomon All Cap
     PBHG Mid Cap Growth
     Dreyfus Mid Cap
     Value Line Aggressive Growth
     Great Companies - America(SM)
     Great Companies - Technology(SM)
AEGON/TRANSAMERICA SERIES FUND, INC. (CONTINUED)
     Great Companies - Global(2)
     Gabelli Global Growth
     LKCM Capital Growth
     Conservative Asset Allocation
     Moderate Assets Allocation
     Moderately Aggressive Asset Allocation
     Aggressive Asset Allocation
     PIMCO Total Return
     Janus Balanced
     Transamerica Convertible Securities
     Transamerica Equity
     Transamerica Growth Opportunities
     Capital Guardian Value
     Transamerica U.S. Government Securities
     J.P. Morgan Enhanced Index
     Capital Guardian U.S. Equity

VARIABLE INSURANCE PRODUCTS FUNDS (VIP) - SERVICE CLASS 2
     Fidelity VIP Growth Opportunities Portfolio
     Fidelity VIP Contrafund(R) Portfolio
     Fidelity VIP Equity-Income Portfolio

The following portfolio names have changed:

PORTFOLIO                     FORMERLY
---------                     --------
Transamerica Money Market     J.P. Morgan Money Market
PBHG/NWQ Value Select         NWQ Value Equity
American Century              International Equity
  International
Clarion Real Estate           J.P. Morgan Real Estate
  Securities                    Securities
Marsico Growth                Goldman Sachs Growth
PBHG Mid Cap Growth           Pilgrim Baxter Mid Cap
                                Growth
Fidelity VIP Growth           Fidelity VIP III Growth
  Opportunities Portfolio       Opportunities Portfolio -
                                Service Class 2
Fidelity VIP Contrafund(R)    Fidelity VIP II
  Portfolio                     Contrafund(R)
                                Portfolio - Service Class
                                2
Fidelity VIP Equity-Income    Fidelity VIP Equity-Income
  Portfolio                     Portfolio - Service Class
                                2

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 1 -- (CONTINUED)

In accordance with the shareholder approved agreements and plans of reorganization, the following mergers of the underlying funds occurred within 2002:

DATE     ACQUIRING FUND           ACQUIRED FUND
----     --------------           -------------
Mergers of portfolios within the AEGON/Transamerica
Series Fund, Inc.:

2/28/02  American Century         American Century
           International            International
           (formerly
           International Equity)

4/26/02  Transamerica Value       AEGON Balanced
           Balanced

4/26/02  Great Companies -        C.A.S.E. Growth
           American(SM)

The AEGON/Transamerica Series Fund, Inc. has entered into annually renewable investment advisory agreements for each Portfolio with AEGON/Transamerica Fund Advisers, Inc. ("ATFA") as investment adviser. Costs incurred in connection with the advisory services rendered by ATFA are paid by each Portfolio. ATFA has entered into sub-advisory agreements with various management companies ("Sub-Advisers"), some of which are affiliates of WRL. Each Sub-Adviser is compensated directly by ATFA. The other Fund has entered into participation agreements for each Portfolio with WRL.

Each period reported on within the financial statements reflects a full twelve month period except as follows:

SUBACCOUNT                                  INCEPTION DATE
----------                                  --------------
WRL Third Avenue Value                        01/02/1998
WRL Clarion Real Estate Securities            05/01/1998
WRL Marsico Growth                            07/01/1999
WRL Munder Net50                              07/01/1999
WRL T. Rowe Price Dividend Growth             07/01/1999
WRL T. Rowe Price Small Cap                   07/01/1999
WRL Salomon All Cap                           07/01/1999
WRL PBHG Mid Cap Growth                       07/01/1999
WRL Dreyfus Mid Cap                           07/01/1999
WRL Value Line Aggressive Growth              05/01/2000
WRL Great Companies - America(SM)             05/01/2000

SUBACCOUNT                                  INCEPTION DATE
----------                                  --------------
WRL Great Companies - Technology(SM)          05/01/2000
WRL Great Companies - Global(2)               09/01/2000
WRL Gabelli Global Growth                     09/01/2000
WRL LKCM Capital Growth                       02/05/2001
WRL Conservative Asset Allocation             05/01/2002
WRL Moderate Asset Allocation                 05/01/2002
WRL Moderately Aggressive Asset Allocation    05/01/2002
WRL Aggressive Asset Allocation               05/01/2002
WRL PIMCO Total Return                        05/01/2002
WRL Janus Balanced                            05/01/2002
WRL Transamerica Convertible Securities       05/01/2002
WRL Transamerica Equity                       05/01/2002
WRL Transamerica Growth Opportunities         05/01/2002
WRL Capital Guardian Value                    05/01/2002
WRL Transamerica U.S. Government
  Securities                                  05/01/2002
WRL J.P. Morgan Enhanced Index                05/01/2002
WRL Capital Guardian U.S. Equity              05/01/2002
Fidelity VIP Growth Opportunities             05/01/2000
Fidelity VIP Contrafund(R)                    05/01/2000
Fidelity VIP Equity-Income                    05/01/2000

On May 1, 2002, WRL made initial contributions totaling $325,000 to the Life Account. The respective amounts of the contributions and units received are as follows:

SUBACCOUNT                           CONTRIBUTION   UNITS
----------                           ------------   -----
WRL Conservative Asset Allocation      $ 25,000     2,500
WRL Moderate Asset Allocation            25,000     2,500
WRL Moderately Aggressive Asset
  Allocation                             25,000     2,500
WRL Aggressive Asset Allocation          25,000     2,500
WRL PIMCO Total Return                   25,000     2,500
WRL Janus Balanced                       25,000     2,500
WRL Transamerica Convertible
  Securities                           $ 25,000     2,500
WRL Transamerica Equity                  25,000     2,500
WRL Transamerica Growth
  Opportunities                          25,000     2,500
WRL Capital Guardian Value               25,000     2,500

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 1 -- (CONTINUED)


SUBACCOUNT                           CONTRIBUTION   UNITS
----------                           ------------   -----
WRL Transamerica U.S. Government
  Securities                             25,000     2,500
WRL J.P. Morgan Enhanced Index           25,000     2,500
WRL Capital Guardian U.S. Equity         25,000     2,500

The Life Account holds assets to support the benefits under certain flexible premium variable universal life insurance policies (the "Policies") issued by WRL. The Life Account's equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.

The following significant accounting policies, which are in conformity with accounting principles generally accepted in the United States, have been consistently applied in the preparation of the Life Account Financial Statements. The preparation of the Financial Statements required management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A.  VALUATION OF INVESTMENTS AND SECURITIES TRANSACTIONS

Investments in the Funds' shares are valued at the closing net asset value ("NAV") per share of the underlying Portfolio, as determined by the Funds. Investment transactions are accounted for on the trade date at the Portfolio NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis.

B.  FEDERAL INCOME TAXES

The operations of the Life Account are a part of and are taxed with the total operations of WRL, which is taxed as a life insurance company under the Internal Revenue Code. Under the Internal Revenue Code law, the investment income of the Life Account, including realized and unrealized capital gains, is not taxable to WRL, as long as earnings are credited under the Policies. Accordingly, no provision for Federal income taxes has been made.

NOTE 2 -- EXPENSES AND RELATED PARTY TRANSACTIONS

Charges are assessed by WRL in connection with the issuance and administration of the Policies.

A.  POLICY CHARGES

Under some forms of the Policies, a sales charge and premium taxes are deducted by WRL prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply.

Under all forms of the Policy, monthly charges against policy cash values are made to compensate WRL for costs of insurance provided.

B.  LIFE ACCOUNT CHARGES

A daily charge equal to an annual rate of .90% of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks in connection with issuance and administration of the Policies. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

C.  RELATED PARTY TRANSACTIONS

ATFA is the investment adviser for the AEGON/Transamerica Series Fund, Inc. ("Fund"). The Fund has entered into annually renewable investment advisory agreements for each portfolio. The agreements provide for an advisory fee at the following annual rate to ATFA as a percentage of the average daily net assets of the portfolio.

PORTFOLIO                                    ADVISORY FEE
---------                                    ------------
Transamerica Money Market(1)                    0.35 %
AEGON Bond                                      0.45 %
Janus Growth                                    0.80 %
Janus Global                                    0.80 %
LKCM Strategic Total Return                     0.80 %
Van Kampen Emerging Growth                      0.80 %
Alger Aggressive Growth                         0.80 %
Federated Growth & Income                       0.75 %
Transamerica Value Balanced                     0.75 %
PBHG/NWQ Value Select                           0.80 %
American Century International(2)               1.00 %
GE U.S. Equity                                  0.80 %
Third Avenue Value                              0.80 %
Clarion Real Estate Securities                  0.80 %
Marsico Growth(3)                               0.90 %
Munder Net50                                    0.90 %
T. Rowe Price Dividend Growth(3)                0.90 %
T. Rowe Price Small Cap                         0.75 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 2 -- (CONTINUED)


PORTFOLIO                                    ADVISORY FEE
---------                                    ------------
Salomon All Cap(3)                              0.90 %
PBHG Mid Cap Growth(3)                          0.90 %
Dreyfus Mid Cap(4)                              0.85 %
Value Line Aggressive Growth                    0.80 %
Great Companies - America(SM)                   0.80 %
Great Companies - Technology(SM)                0.80 %
Great Companies - Global(2)                     0.80 %
Gabelli Global Growth(5)                        1.00 %
LKCM Capital Growth                             0.80 %
Conservative Asset Allocation                   0.10 %
Moderate Assets Allocation                      0.10 %
Moderately Aggressive Asset Allocation          0.10 %
Aggressive Asset Allocation                     0.10 %
PIMCO Total Return                              0.70 %
Janus Balanced(6)                               0.90 %
Transamerica Convertible Securities(7)          0.80 %
Transamerica Equity                             0.75 %
Transamerica Growth Opportunities               0.85 %
Capital Guardian Value(8)                       0.85 %
Transamerica US Government Securities           0.65 %
J.P. Morgan Enhanced Index                      0.75 %
Capital Guardian U.S. Equity(8)                 0.85 %

AEGON/Transamerica Fund Services, Inc. ("ATFS") provides the Fund with administrative and transfer agency services. ATFA and ATFS are wholly owned subsidiaries of WRL. WRL is an indirect wholly owned subsidiary of AEGON NV, a Netherlands corporation.
---------------

(1) On May 1, 2002 the advising fee for Transamerica Money Market was reduced from .40% to .35% of average daily net assets.

(2) AEGON/Transamerica Advisers receives compensation for its services at 1.00% for the first $50 million of the portfolio's average daily net assets; 0.95% of assets over $50 million up to $150 million; 0.90% of assets over $150 million up to $500 million; and 0.85% of assets in excess of $500 million.

(3) AEGON/Transamerica Advisers receives compensation for its services at 0.90% for the first $100 million of the portfolio's average daily net assets; and 0.80% of assets in excess of $100 million.

(4) AEGON/Transamerica Advisers receives compensation for its services at 0.85% for the first $100 million of the portfolio's average daily net assets; and 0.80% of assets in excess of $100 million.

(5) AEGON/Transamerica Advisers receives compensation for its services at 1.00% for the first $500 million of the portfolio's average daily net assets; 0.90% of assets over $500 million up to $1 billion; and 0.80% of assets in excess of $1 billion.

(6) AEGON/Transamerica Advisers receives compensation for its services at 0.90% for the first $500 million of the portfolio's average daily net assets; and 0.85% of assets over $500 million up to $1 billion; and 0.80% of assets in excess of $1 billion.

(7) AEGON/Transamerica Advisers receives compensation for its services at 0.80% for the first $500 million of the portfolio's average daily net assets; and 0.70% of assets in excess of $500 million.

(8) AEGON/Transamerica Advisers receives compensation for its services at 0.85% for the first $300 million of the portfolio's average daily net assets; and 0.80% of assets over $300 million up to $500 million; and 0.775% of assets in excess of $500 million.

NOTE 3 -- DIVIDEND DISTRIBUTIONS

Dividends are not declared by the Life Account, since the increase in the value of the underlying investment in the Fund is reflected daily in the accumulation unit value used to calculate the equity value within the Life Account. Consequently, a dividend distribution by the underlying Fund does not change either the accumulation unit value or equity values within the Life Account.

NOTE 4 -- SECURITIES TRANSACTIONS

Securities transactions for the year ended December 31, 2002 are as follows (in thousands):

                                 PURCHASES       PROCEEDS
                                     OF         FROM SALES
SUBACCOUNT                       SECURITIES    OF SECURITIES
----------                      ------------   -------------
WRL Transamerica Money Market     $ 97,098       $ 85,845
WRL AEGON Bond                      24,986         11,904
WRL Janus Growth                    50,560         65,665
WRL Janus Global                    20,085         27,488
WRL LKCM Strategic Total
  Return                             5,930          8,751
WRL Van Kampen Emerging Growth      38,062         46,006
WRL Alger Aggressive Growth         35,295         32,146
WRL Federated Growth & Income       32,908          5,617
WRL Transamerica Value
  Balanced                          32,348          5,354
WRL PBHG/NWQ Value Select            7,341          3,411

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 4 -- (CONTINUED)


                                 PURCHASES       PROCEEDS
                                     OF         FROM SALES
SUBACCOUNT                       SECURITIES    OF SECURITIES
----------                      ------------   -------------
WRL American Century
  International                   $  4,252       $  2,245
WRL GE U.S. Equity                   5,577          3,080
WRL Third Avenue Value              15,644          5,301
WRL Clarion Real Estate
  Securities                        15,351          3,399
WRL Marsico Growth                   4,691          2,783
WRL Munder Net50                     3,239          2,516
WRL T. Rowe Price Dividend
  Growth                             2,926            931
WRL T. Rowe Price Small Cap          4,835          2,647
WRL Salomon All Cap                 10,992          4,340
WRL PBHG Mid Cap Growth              7,580          4,560
WRL Dreyfus Mid Cap                  9,088          3,155
WRL Value Line Aggressive
  Growth                               961            566
WRL Great Companies -
  America(SM)                       46,491          3,534
WRL Great Companies -
  Technology(SM)                     4,500          2,714
WRL Great
  Companies - Global(2)              3,394            773
WRL Gabelli Global Growth            5,555            577
WRL LKCM Capital Growth              1,448          1,169

                                 PURCHASES       PROCEEDS
                                     OF         FROM SALES
SUBACCOUNT                       SECURITIES    OF SECURITIES
----------                      ------------   -------------
WRL Conservative Asset
  Allocation                      $  4,753       $    564
WRL Moderate Asset Allocation       11,134            311
WRL Moderately Aggressive
  Asset Allocation                  15,464            221
WRL Aggressive Asset
  Allocation                         7,151            163
WRL PIMCO Total Return               8,312          1,264
WRL Janus Balanced                   3,027            615
WRL Transamerica Convertible
  Securities                           378             59
WRL Transamerica Equity              2,919            132
WRL Transamerica Growth
  Opportunities                        655             76
WRL Capital Guardian Value             338             96
WRL Transamerica U.S.
  Government Securities                226             11
WRL J.P. Morgan Enhanced Index          56              1
WRL Capital Guardian U.S.
  Equity                               245             65
Fidelity VIP Growth
  Opportunities                      1,253            417
Fidelity VIP Contrafund(R)           5,861          2,019
Fidelity VIP Equity - Income         4,169            887

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                     WRL TRANSAMERICA MONEY MARKET SUBACCOUNT
                                                               -----------------------------------------------------
                                                                                   DECEMBER 31,
                                                               -----------------------------------------------------
                                                                 2002        2001       2000       1999       1998
                                                               ---------   --------   --------   --------   --------
Accumulation unit value, beginning of year..................   $   18.95   $  18.39   $  17.49   $  16.83   $  16.13
                                                               ---------   --------   --------   --------   --------

  Income from operations:

    Net investment income (loss)............................        0.11       0.56       0.90       0.66       0.70

    Net realized and unrealized gain (loss) on investment...        0.00       0.00       0.00       0.00       0.00
                                                               ---------   --------   --------   --------   --------

      Net income (loss) from operations.....................        0.11       0.56       0.90       0.66       0.70
                                                               ---------   --------   --------   --------   --------

Accumulation unit value, end of year........................   $   19.06   $  18.95   $  18.39   $  17.49   $  16.83
                                                               =========   ========   ========   ========   ========

Total return................................................      0.54 %     3.05 %     5.17 %     3.92 %     4.36 %

Ratios and supplemental data:

  Net assets at end of period (in thousands)................   $  93,388   $ 82,417   $ 60,279   $ 56,070   $ 24,576

  Ratio of net investment income (loss) to average net
    assets..................................................      0.53 %     2.80 %     5.05 %     3.87 %     4.24 %

  Ratio of expenses to average net assets...................      0.90 %     0.90 %     0.90 %     0.90 %     0.90 %

                                                                             WRL AEGON BOND SUBACCOUNT
                                                               -----------------------------------------------------
                                                                                   DECEMBER 31,
                                                               -----------------------------------------------------
                                                                 2002        2001       2000       1999       1998
                                                               ---------   --------   --------   --------   --------
Accumulation unit value, beginning of year..................   $   25.91   $  24.19   $  22.01   $  22.89   $  21.12
                                                               ---------   --------   --------   --------   --------

  Income from operations:

    Net investment income (loss)............................        0.82      (0.06)      1.04       1.13       1.01

    Net realized and unrealized gain (loss) on investment...        1.51       1.78       1.14      (2.01)      0.76
                                                               ---------   --------   --------   --------   --------

      Net income (loss) from operations.....................        2.33       1.72       2.18      (0.88)      1.77
                                                               ---------   --------   --------   --------   --------

Accumulation unit value, end of year........................   $   28.24   $  25.91   $  24.19   $  22.01   $  22.89
                                                               =========   ========   ========   ========   ========

Total return................................................      8.99 %     7.11 %     9.90 %    (3.81)%     8.34 %
Ratios and supplemental data:

  Net assets at end of period (in thousands)................   $  61,311   $ 44,709   $ 25,935   $ 27,129   $ 24,934

  Ratio of net investment income (loss) to average net
    assets..................................................      3.03 %    (0.24)%     4.58 %     5.10 %     4.58 %

  Ratio of expenses to average net assets...................      0.90 %     0.90 %     0.90 %     0.90 %     0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                            WRL JANUS GROWTH SUBACCOUNT
                                                              -------------------------------------------------------
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                2002        2001       2000        1999        1998
                                                              ---------   --------   --------   ----------   --------
Accumulation unit value, beginning of year.................   $   73.01   $ 102.61   $ 145.70   $    92.07   $  56.48
                                                              ---------   --------   --------   ----------   --------

  Income from operations:

    Net investment income (loss)...........................       (0.53)     (0.73)     16.41        25.03       0.13

    Net realized and unrealized gain (loss) on
      investment...........................................      (21.78)    (28.87)    (59.50)       28.60      35.46
                                                              ---------   --------   --------   ----------   --------

      Net income (loss) from operations....................      (22.31)    (29.60)    (43.09)       53.63      35.59
                                                              ---------   --------   --------   ----------   --------

Accumulation unit value, end of year.......................   $   50.70   $  73.01   $ 102.61   $   145.70   $  92.07
                                                              =========   ========   ========   ==========   ========

Total return...............................................    (30.55)%   (28.85)%   (29.58)%      58.25 %    63.01 %
Ratios and supplemental data:

  Net assets at end of period (in thousands)...............   $ 474,008   $699,663   $961,015   $1,353,957   $798,027

  Ratio of net investment income (loss) to average net
    assets.................................................     (0.90)%    (0.90)%    11.75 %      22.67 %     0.19 %

  Ratio of expenses to average net assets..................      0.90 %     0.90 %     0.90 %       0.90 %     0.90 %

                                                                            WRL JANUS GLOBAL SUBACCOUNT
                                                              -------------------------------------------------------
                                                                                   DECEMBER 31,
                                                              -------------------------------------------------------
                                                                2002        2001       2000        1999        1998
                                                              ---------   --------   --------   ----------   --------
Accumulation unit value, beginning of year.................   $   24.31   $  31.79   $  38.91   $    22.94   $  17.80
                                                              ---------   --------   --------   ----------   --------

  Income from operations:

    Net investment income (loss)...........................        0.37       0.00       7.93         2.44       0.82

    Net realized and unrealized gain (loss) on
      investment...........................................       (6.86)     (7.48)    (15.05)       13.53       4.32
                                                              ---------   --------   --------   ----------   --------

      Net income (loss) from operations....................       (6.49)     (7.48)     (7.12)       15.97       5.14
                                                              ---------   --------   --------   ----------   --------

Accumulation unit value, end of year.......................   $   17.82   $  24.31   $  31.79   $    38.91   $  22.94
                                                              =========   ========   ========   ==========   ========

Total return...............................................    (26.69)%   (23.53)%   (18.28)%      69.58 %    28.86 %
Ratios and supplemental data:

  Net assets at end of period (in thousands)...............   $ 218,765   $313,912   $410,109   $  451,498   $233,256

  Ratio of net investment income (loss) to average net
    assets.................................................      1.78 %     0.01 %    20.55 %       9.07 %     3.92 %

  Ratio of expenses to average net assets..................      0.90 %     0.90 %     0.90 %       0.90 %     0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                   WRL LKCM STRATEGIC TOTAL RETURN SUBACCOUNT
                                                          ------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                          ------------------------------------------------------------
                                                             2002         2001         2000        1999        1998
                                                          ----------   ----------   ----------   ---------   ---------
Accumulation unit value, beginning of year.............   $    21.10   $    21.77   $    22.82   $   20.55   $   18.91
                                                          ----------   ----------   ----------   ---------   ---------
  Income from operations:
    Net investment income (loss).......................         0.42        (0.09)        1.63        1.68        0.71
    Net realized and unrealized gain (loss) on
      investment.......................................        (2.81)       (0.58)       (2.68)       0.59        0.93
                                                          ----------   ----------   ----------   ---------   ---------
      Net income (loss) from operations................        (2.39)       (0.67)       (1.05)       2.27        1.64
                                                          ----------   ----------   ----------   ---------   ---------
Accumulation unit value, end of year...................   $    18.71   $    21.10   $    21.77   $   22.82   $   20.55
                                                          ==========   ==========   ==========   =========   =========
Total return...........................................     (11.35)%      (3.06)%      (4.62)%     11.07 %      8.66 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)...........   $   79,810   $   95,331   $   98,466   $ 106,665   $  98,926
  Ratio of net investment income (loss) to average net
    assets.............................................       2.14 %      (0.44)%       7.43 %      7.93 %      3.67 %
  Ratio of expenses to average net assets..............       0.90 %       0.90 %       0.90 %      0.90 %      0.90 %

                                                                   WRL VAN KAMPEN EMERGING GROWTH SUBACCOUNT
                                                          ------------------------------------------------------------
                                                                                  DECEMBER 31,
                                                          ------------------------------------------------------------
                                                             2002         2001         2000        1999        1998
                                                          ----------   ----------   ----------   ---------   ---------
Accumulation unit value, beginning of year.............   $    37.54   $    56.74   $    64.99   $   31.96   $   23.48
                                                          ----------   ----------   ----------   ---------   ---------
  Income from operations:
    Net investment income (loss).......................        (0.25)       (0.35)       16.83        9.32        0.91
    Net realized and unrealized gain (loss) on
      investment.......................................       (12.38)      (18.85)      (25.08)      23.71        7.57
                                                          ----------   ----------   ----------   ---------   ---------
      Net income (loss) from operations................       (12.63)      (19.20)       (8.25)      33.03        8.48
                                                          ----------   ----------   ----------   ---------   ---------
Accumulation unit value, end of year...................   $    24.91   $    37.54   $    56.74   $   64.99   $   31.96
                                                          ==========   ==========   ==========   =========   =========
Total return...........................................     (33.66)%     (33.83)%     (12.70)%    103.33 %     36.11 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)...........   $  250,959   $  386,903   $  580,202   $ 608,130   $ 262,665
  Ratio of net investment income (loss) to average net
    assets.............................................      (0.81)%      (0.82)%      23.62 %     23.19 %      3.44 %
  Ratio of expenses to average net assets..............       0.90 %       0.90 %       0.90 %      0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                   WRL ALGER AGGRESSIVE GROWTH SUBACCOUNT
                                                      ----------------------------------------------------------------
                                                                                DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                         2002          2001          2000         1999         1998
                                                      -----------   -----------   ----------   ----------   ----------
Accumulation unit value, beginning of year.........   $     25.17   $     30.40   $    44.67   $    26.67   $    18.10
                                                      -----------   -----------   ----------   ----------   ----------
  Income from operations:
    Net investment income (loss)...................         (0.18)        (0.23)        4.76         4.90         1.33
    Net realized and unrealized gain (loss) on
      investment...................................         (8.62)        (5.00)      (19.03)       13.10         7.24
                                                      -----------   -----------   ----------   ----------   ----------
      Net income (loss) from operations............         (8.80)        (5.23)      (14.27)       18.00         8.57
                                                      -----------   -----------   ----------   ----------   ----------
Accumulation unit value, end of year...............   $     16.37   $     25.17   $    30.40   $    44.67   $    26.67
                                                      ===========   ===========   ==========   ==========   ==========
Total return.......................................      (34.98)%      (17.20)%     (31.94)%      67.52 %      47.36 %
Ratios and supplemental data:
  Net assets at end of period (in thousands).......   $   164,857   $   248,752   $  280,172   $  354,178   $  177,857
  Ratio of net investment income (loss) to average
    net assets.....................................       (0.90)%       (0.90)%      11.65 %      15.54 %       6.20 %
  Ratio of expenses to average net assets..........        0.90 %        0.90 %       0.90 %       0.90 %       0.90 %

                                                                  WRL FEDERATED GROWTH & INCOME SUBACCOUNT
                                                      ----------------------------------------------------------------
                                                                                DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                         2002          2001          2000         1999         1998
                                                      -----------   -----------   ----------   ----------   ----------
Accumulation unit value, beginning of year.........   $     22.85   $     19.93   $    15.57   $    16.44   $    16.09
                                                      -----------   -----------   ----------   ----------   ----------
  Income from operations:
    Net investment income (loss)...................          1.20          0.21         0.85         1.05         0.77
    Net realized and unrealized gain (loss) on
      investment...................................         (1.19)         2.71         3.51        (1.92)       (0.42)
                                                      -----------   -----------   ----------   ----------   ----------
      Net income (loss) from operations............          0.01          2.92         4.36        (0.87)        0.35
                                                      -----------   -----------   ----------   ----------   ----------
Accumulation unit value, end of year...............   $     22.86   $     22.85   $    19.93   $    15.57   $    16.44
                                                      ===========   ===========   ==========   ==========   ==========
Total return.......................................        0.06 %       14.67 %      28.01 %      (5.31)%       2.13 %
Ratios and supplemental data:
  Net assets at end of period (in thousands).......   $    79,210   $    57,831   $   26,883   $   17,389   $   16,047
  Ratio of net investment income (loss) to average
    net assets.....................................        5.21 %        0.95 %       5.00 %       6.51 %       4.83 %
  Ratio of expenses to average net assets..........        0.90 %        0.90 %       0.90 %       0.90 %       0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                     WRL TRANSAMERICA VALUE BALANCED SUBACCOUNT
                                                              --------------------------------------------------------
                                                                                    DECEMBER 31,
                                                              --------------------------------------------------------
                                                                2002        2001        2000        1999       1998
                                                              ---------   ---------   ---------   --------   ---------
Accumulation unit value, beginning of year..................  $   18.47   $   18.19   $   15.66   $  16.74   $   15.60
                                                              ---------   ---------   ---------   --------   ---------
  Income from operations:
    Net investment income (loss)............................       0.47        0.10        1.20       0.41        1.58
    Net realized and unrealized gain (loss) on investment...      (3.17)       0.18        1.33      (1.49)      (0.44)
                                                              ---------   ---------   ---------   --------   ---------
      Net income (loss) from operations.....................      (2.70)       0.28        2.53      (1.08)       1.14
                                                              ---------   ---------   ---------   --------   ---------
Accumulation unit value, end of year........................  $   15.77   $   18.47   $   18.19   $  15.66   $   16.74
                                                              =========   =========   =========   ========   =========
Total return................................................   (14.59)%      1.54 %     16.16 %    (6.48)%      7.36 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................  $  55,762   $  41,934   $  34,213   $ 33,317   $  39,904
  Ratio of net investment income (loss) to average net
    assets..................................................     2.86 %      0.55 %      7.33 %     2.50 %      9.69 %
  Ratio of expenses to average net assets...................     0.90 %      0.90 %      0.90 %     0.90 %      0.90 %

                                                                        WRL PBHG/NWQ VALUE SELECT SUBACCOUNT
                                                              --------------------------------------------------------
                                                                                    DECEMBER 31,
                                                              --------------------------------------------------------
                                                                2002        2001        2000        1999       1998
                                                              ---------   ---------   ---------   --------   ---------
Accumulation unit value, beginning of year..................  $   15.64   $   16.07   $   14.08   $  13.16   $   13.94
                                                              ---------   ---------   ---------   --------   ---------
  Income from operations:
    Net investment income (loss)............................       0.19       (0.12)       0.23       0.20        0.95
    Net realized and unrealized gain (loss) on investment...      (2.53)      (0.31)       1.76       0.72       (1.73)
                                                              ---------   ---------   ---------   --------   ---------
      Net income (loss) from operations.....................      (2.34)      (0.43)       1.99       0.92       (0.78)
                                                              ---------   ---------   ---------   --------   ---------
Accumulation unit value, end of year........................  $   13.30   $   15.64   $   16.07   $  14.08   $   13.16
                                                              =========   =========   =========   ========   =========
Total return................................................   (14.98)%     (2.68)%     14.17 %     6.98 %     (5.63)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................  $  30,289   $  32,890   $  28,888   $ 26,678   $  26,083
  Ratio of net investment income (loss) to average net
    assets..................................................     1.28 %     (0.75)%      1.58 %     1.42 %      6.84 %
  Ratio of expenses to average net assets...................     0.90 %      0.90 %      0.90 %     0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                WRL AMERICAN CENTURY INTERNATIONAL SUBACCOUNT
                                                         -----------------------------------------------------------
                                                                                DECEMBER 31,
                                                         -----------------------------------------------------------
                                                            2002         2001        2000        1999        1998
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year............   $     9.43   $    12.43   $   14.76   $   11.92   $   10.65
                                                         ----------   ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)......................        (0.05)        0.25        2.00        0.62       (0.09)
    Net realized and unrealized gain (loss) on
      investment......................................        (2.01)       (3.25)      (4.33)       2.22        1.36
                                                         ----------   ----------   ---------   ---------   ---------
      Net income (loss) from operations...............        (2.06)       (3.00)      (2.33)       2.84        1.27
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, end of year..................   $     7.37   $     9.43   $   12.43   $   14.76   $   11.92
                                                         ==========   ==========   =========   =========   =========
Total return..........................................     (21.89)%     (24.12)%    (15.75)%     23.84 %     11.84 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)..........   $    7,974   $    8,183   $   7,944   $   7,013   $   5,827
  Ratio of net investment income (loss) to average net
    assets............................................      (0.59)%       2.40 %     15.54 %      5.09 %     (0.81)%
  Ratio of expenses to average net assets.............       0.90 %       0.90 %      0.90 %      0.90 %      0.90 %

                                                                        WRL GE U.S. EQUITY SUBACCOUNT
                                                         -----------------------------------------------------------
                                                                                DECEMBER 31,
                                                         -----------------------------------------------------------
                                                            2002         2001        2000        1999        1998
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year............   $    15.97   $    17.69   $   17.99   $   15.33   $   12.59
                                                         ----------   ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)......................        (0.06)       (0.12)       0.68        1.38        0.73
    Net realized and unrealized gain (loss) on
      investment......................................        (3.21)       (1.60)      (0.98)       1.28        2.01
                                                         ----------   ----------   ---------   ---------   ---------
      Net income (loss) from operations...............        (3.27)       (1.72)      (0.30)       2.66        2.74
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, end of year..................   $    12.70   $    15.97   $   17.69   $   17.99   $   15.33
                                                         ==========   ==========   =========   =========   =========
Total return..........................................     (20.52)%      (9.69)%     (1.67)%     17.35 %     21.78 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)..........   $   26,774   $   31,020   $  29,771   $  26,416   $  14,084
  Ratio of net investment income (loss) to average net
    assets............................................      (0.44)%      (0.72)%      3.81 %      8.27 %      5.30 %
  Ratio of expenses to average net assets.............       0.90 %       0.90 %      0.90 %      0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                      WRL THIRD AVENUE VALUE SUBACCOUNT
                                                         -----------------------------------------------------------
                                                                                DECEMBER 31,
                                                         -----------------------------------------------------------
                                                            2002         2001        2000        1999       1998(1)
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year............   $    14.96   $    14.22   $   10.59   $    9.23   $   10.00
                                                         ----------   ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)......................         0.13        (0.11)       0.60        0.19       (0.05)
    Net realized and unrealized gain (loss) on
      investment......................................        (2.02)        0.85        3.03        1.17       (0.72)
                                                         ----------   ----------   ---------   ---------   ---------
      Net income (loss) from operations...............        (1.89)        0.74        3.63        1.36       (0.77)
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, end of year..................   $    13.07   $    14.96   $   14.22   $   10.59   $    9.23
                                                         ==========   ==========   =========   =========   =========
Total return..........................................     (12.66)%       5.22 %     34.26 %     14.68 %     (7.67)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)..........   $   37,656   $   34,345   $  16,735   $   3,411   $   2,807
  Ratio of net investment income (loss) to average net
    assets............................................       0.92 %      (0.78)%      4.53 %      1.98 %     (0.52)%
  Ratio of expenses to average net assets.............       0.90 %       0.90 %      0.90 %      0.90 %      0.90 %

                                                                WRL CLARION REAL ESTATE SECURITIES SUBACCOUNT
                                                         -----------------------------------------------------------
                                                                                DECEMBER 31,
                                                         -----------------------------------------------------------
                                                            2002         2001        2000        1999       1998(1)
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year............   $    11.40   $    10.36   $    8.06   $    8.46   $   10.00
                                                         ----------   ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)......................         0.12         0.21        0.10        0.07       (0.05)
    Net realized and unrealized gain (loss) on
      investment......................................         0.19         0.83        2.20       (0.47)      (1.49)
                                                         ----------   ----------   ---------   ---------   ---------
      Net income (loss) from operations...............         0.31         1.04        2.30       (0.40)      (1.54)
                                                         ----------   ----------   ---------   ---------   ---------
Accumulation unit value, end of year..................   $    11.71   $    11.40   $   10.36   $    8.06   $    8.46
                                                         ==========   ==========   =========   =========   =========
Total return..........................................       2.67 %      10.06 %     28.46 %     (4.63)%    (15.44)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)..........   $   19,564   $    7,899   $   2,476   $     627   $     709
  Ratio of net investment income (loss) to average net
    assets............................................       0.99 %       1.92 %      1.07 %      0.95 %     (0.90)%
  Ratio of expenses to average net assets.............       0.90 %       0.90 %      0.90 %      0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                       WRL MARSICO GROWTH SUBACCOUNT
                                                               ----------------------------------------------
                                                                                DECEMBER 31,
                                                               ----------------------------------------------
                                                                 2002        2001        2000       1999(1)
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, beginning of year..................   $    8.76   $   10.29   $   11.29   $    10.00
                                                               ---------   ---------   ---------   ----------
  Income from operations:
    Net investment income (loss)............................       (0.06)      (0.01)       0.06        (0.05)
    Net realized and unrealized gain (loss)
      on investment.........................................       (2.27)      (1.52)      (1.06)        1.34
                                                               ---------   ---------   ---------   ----------
      Net income (loss) from operations.....................       (2.33)      (1.53)      (1.00)        1.29
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, end of year........................   $    6.43   $    8.76   $   10.29   $    11.29
                                                               =========   =========   =========   ==========
Total return................................................    (26.64)%    (14.86)%     (8.84)%      12.91 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   4,464   $   3,750   $   1,627   $      977
  Ratio of net investment income (loss) to
    average net assets......................................     (0.79)%     (0.08)%      0.59 %      (0.90)%
  Ratio of expenses to average net assets...................      0.90 %      0.90 %      0.90 %       0.90 %

                                                                        WRL MUNDER NET50 SUBACCOUNT
                                                               ----------------------------------------------
                                                                                  JUNE 30,
                                                               ----------------------------------------------
                                                                 2002        2001        2000       1999(1)
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, beginning of year..................   $    7.98   $   10.80   $   10.92   $    10.00
                                                               ---------   ---------   ---------   ----------
  Income from operations:
    Net investment income (loss)............................       (0.05)      (0.03)       0.22         0.76
    Net realized and unrealized gain (loss)
      on investment.........................................       (3.06)      (2.79)      (0.34)        0.16
                                                               ---------   ---------   ---------   ----------
      Net income (loss) from operations.....................       (3.11)      (2.82)      (0.12)        0.92
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, end of year........................   $    4.87   $    7.98   $   10.80   $    10.92
                                                               =========   =========   =========   ==========
Total return................................................    (38.97)%    (26.09)%     (1.15)%       9.23 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   2,439   $   2,804   $     862   $      344
  Ratio of net investment income (loss) to
    average net assets......................................     (0.90)%     (0.29)%      2.00 %      15.66 %
  Ratio of expenses to average net assets...................      0.90 %      0.90 %      0.90 %       0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                     WRL T. ROWE PRICE DIVIDEND GROWTH
                                                                                 SUBACCOUNT
                                                               ----------------------------------------------
                                                                                DECEMBER 31,
                                                               ----------------------------------------------
                                                                 2002        2001        2000       1999(1)
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, beginning of year..................   $    9.48   $    9.98   $    9.16   $    10.00
                                                               ---------   ---------   ---------   ----------
  Income from operations:
    Net investment income (loss)............................       (0.03)      (0.08)      (0.04)       (0.04)
    Net realized and unrealized gain (loss)
      on investment.........................................       (1.83)      (0.42)       0.86        (0.80)
                                                               ---------   ---------   ---------   ----------
      Net income (loss) from operations.....................       (1.86)      (0.50)       0.82        (0.84)
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, end of year........................   $    7.62   $    9.48   $    9.98   $     9.16
                                                               =========   =========   =========   ==========
Total return................................................    (19.54)%     (5.02)%      8.89 %      (8.37)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   4,594   $   3,419   $     985   $      501
  Ratio of net investment income (loss) to
    average net assets......................................     (0.38)%     (0.90)%     (0.42)%      (0.90)%
  Ratio of expenses to average net assets...................      0.90 %      0.90 %      0.90 %       0.90 %

                                                                        WRL T. ROWE PRICE SMALL CAP
                                                                                 SUBACCOUNT
                                                               ----------------------------------------------
                                                                                DECEMBER 31,
                                                               ----------------------------------------------
                                                                 2002        2001        2000       1999(1)
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, beginning of year..................   $    9.99   $   11.17   $   12.31   $    10.00
                                                               ---------   ---------   ---------   ----------
  Income from operations:
    Net investment income (loss)............................       (0.07)      (0.09)       0.04         0.41
    Net realized and unrealized gain (loss)
      on investment.........................................       (2.72)      (1.09)      (1.18)        1.90
                                                               ---------   ---------   ---------   ----------
      Net income (loss) from operations.....................       (2.79)      (1.18)      (1.14)        2.31
                                                               ---------   ---------   ---------   ----------
Accumulation unit value, end of year........................   $    7.20   $    9.99   $   11.17   $    12.31
                                                               =========   =========   =========   ==========
Total return................................................    (28.00)%    (10.52)%     (9.27)%      23.09 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   6,667   $   6,832   $   2,568   $      925
  Ratio of net investment income (loss) to
    average net assets......................................     (0.90)%     (0.90)%      0.29 %       8.13 %
  Ratio of expenses to average net assets...................      0.90 %      0.90 %      0.90 %       0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                       WRL SALOMON ALL CAP SUBACCOUNT
                                                               ----------------------------------------------
                                                                                DECEMBER 31,
                                                               ----------------------------------------------
                                                                  2002        2001        2000       1999(1)
                                                               ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year..................   $    12.70   $   12.55   $   10.70   $   10.00
                                                               ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)............................         0.02        0.11        0.23        0.40
    Net realized and unrealized gain (loss)
      on investment.........................................        (3.25)       0.04        1.62        0.30
                                                               ----------   ---------   ---------   ---------
      Net income (loss) from operations.....................        (3.23)       0.15        1.85        0.70
                                                               ----------   ---------   ---------   ---------
Accumulation unit value, end of year........................   $     9.47   $   12.70   $   12.55   $   10.70
                                                               ==========   =========   =========   =========
Total return................................................     (25.39)%      1.18 %     17.24 %      7.02 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   27,583   $  30,526   $   8,072   $     383
  Ratio of net investment income (loss) to
    average net assets......................................       0.17 %      0.89 %      1.91 %      8.07 %
  Ratio of expenses to average net assets...................       0.90 %      0.90 %      0.90 %      0.90 %

                                                                     WRL PBHG MID CAP GROWTH SUBACCOUNT
                                                               ----------------------------------------------
                                                                                DECEMBER 31,
                                                               ----------------------------------------------
                                                                  2002        2001        2000       1999(1)
                                                               ----------   ---------   ---------   ---------
Accumulation unit value, beginning of year..................   $     8.61   $   13.56   $   15.98   $   10.00
                                                               ----------   ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)............................        (0.06)      (0.09)       0.04        0.04
    Net realized and unrealized gain (loss)
      on investment.........................................        (2.44)      (4.86)      (2.46)       5.94
                                                               ----------   ---------   ---------   ---------
      Net income (loss) from operations.....................        (2.50)      (4.95)      (2.42)       5.98
                                                               ----------   ---------   ---------   ---------
Accumulation unit value, end of year........................   $     6.11   $    8.61   $   13.56   $   15.98
                                                               ==========   =========   =========   =========
Total return................................................     (29.03)%    (36.50)%    (15.16)%     59.78 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   26,001   $  32,867   $  39,702   $   5,065
  Ratio of net investment income (loss) to
    average net assets......................................      (0.90)%     (0.90)%      0.25 %      0.62 %
  Ratio of expenses to average net assets...................       0.90 %      0.90 %      0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                       WRL DREYFUS MID CAP SUBACCOUNT
                                                               -----------------------------------------------
                                                                                DECEMBER 31,
                                                               -----------------------------------------------
                                                                  2002        2001         2000       1999(1)
                                                               ----------   ---------   ----------   ---------
Accumulation unit value, beginning of year..................   $    10.81   $   11.35   $    10.14   $   10.00
                                                               ----------   ---------   ----------   ---------
  Income from operations:
    Net investment income (loss)............................        (0.09)       0.05         0.23       (0.04)
    Net realized and unrealized gain (loss)
      on investment.........................................        (1.37)      (0.59)        0.98        0.18
                                                               ----------   ---------   ----------   ---------
      Net income (loss) from operations.....................        (1.46)      (0.54)        1.21        0.14
                                                               ----------   ---------   ----------   ---------
Accumulation unit value, end of year........................   $     9.35   $   10.81   $    11.35   $   10.14
                                                               ==========   =========   ==========   =========
Total return................................................     (13.50)%     (4.80)%      11.91 %      1.44 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $    9,498   $   5,325   $    1,811   $     337
  Ratio of net investment income (loss) to
    average net assets......................................      (0.85)%      0.44 %       2.02 %     (0.90)%
  Ratio of expenses to average net assets...................       0.90 %      0.90 %       0.90 %      0.90 %

                                                                WRL VALUE LINE AGGRESSIVE GROWTH
                                                                           SUBACCOUNT
                                                               -----------------------------------
                                                                          DECEMBER 31,
                                                               -----------------------------------
                                                                  2002        2001       2000(1)
                                                               ----------   ---------   ----------
Accumulation unit value, beginning of year..................   $     7.97   $    8.98   $    10.00
                                                               ----------   ---------   ----------
  Income from operations:
    Net investment income (loss)............................        (0.06)      (0.07)       (0.06)
    Net realized and unrealized gain (loss) on investment...        (1.83)      (0.94)       (0.96)
                                                               ----------   ---------   ----------
      Net income (loss) from operations.....................        (1.89)      (1.01)       (1.02)
                                                               ----------   ---------   ----------
Accumulation unit value, end of year........................   $     6.08   $    7.97   $     8.98
                                                               ==========   =========   ==========
Total return................................................     (23.68)%    (11.21)%     (10.24)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $    1,331   $   1,283   $    1,067
  Ratio of net investment income (loss) to average net
    assets..................................................      (0.90)%     (0.90)%      (0.90)%
  Ratio of expenses to average net assets...................       0.90 %      0.90 %       0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                               WRL
                                                                   GREAT COMPANIES-AMERICA(SM)
                                                                           SUBACCOUNT
                                                               -----------------------------------
                                                                          DECEMBER 31,
                                                               -----------------------------------
                                                                  2002         2001       2000(1)
                                                               ----------   ----------   ---------
Accumulation unit value, beginning of year..................   $     9.84   $    11.31   $   10.00
                                                               ----------   ----------   ---------
  Income from operations:
    Net investment income (loss)............................        (0.05)       (0.05)      (0.06)
    Net realized and unrealized gain (loss) on investment...        (2.05)       (1.42)       1.37
                                                               ----------   ----------   ---------
      Net income (loss) from operations.....................        (2.10)       (1.47)       1.31
                                                               ----------   ----------   ---------
Accumulation unit value, end of year........................   $     7.74   $     9.84   $   11.31
                                                               ==========   ==========   =========
Total return................................................     (21.40)%     (12.98)%     13.12 %
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $   36,236   $   16,607   $   8,491
  Ratio of net investment income (loss) to average net
    assets..................................................      (0.62)%      (0.56)%     (0.90)%
  Ratio of expenses to average net assets...................       0.90 %       0.90 %      0.90 %

                                                                               WRL
                                                                 GREAT COMPANIES-TECHNOLOGY(SM)
                                                                           SUBACCOUNT
                                                               -----------------------------------
                                                                          DECEMBER 31,
                                                               -----------------------------------
                                                                  2002         2001       2000(1)
                                                               ----------   ----------   ---------
Accumulation unit value, beginning of year..................   $     4.19   $     6.70   $   10.00
                                                               ----------   ----------   ---------
  Income from operations:
    Net investment income (loss)............................        (0.03)       (0.04)      (0.05)
    Net realized and unrealized gain (loss) on investment...        (1.59)       (2.47)      (3.25)
                                                               ----------   ----------   ---------
      Net income (loss) from operations.....................        (1.62)       (2.51)      (3.30)
                                                               ----------   ----------   ---------
Accumulation unit value, end of year........................   $     2.57   $     4.19   $    6.70
                                                               ==========   ==========   =========
Total return................................................     (38.67)%     (37.51)%    (33.01)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $    5,195   $    6,147   $   2,788
  Ratio of net investment income (loss) to average net
    assets..................................................      (0.90)%      (0.90)%     (0.90)%
  Ratio of expenses to average net assets...................       0.90 %       0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                             WRL
                                                                  GREAT COMPANIES-GLOBAL(2)
                                                                         SUBACCOUNT
                                                              ---------------------------------
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2002        2001       2000(1)
                                                              ---------   ---------   ---------
Accumulation unit value, beginning of year..................  $    7.02   $    8.52   $   10.00
                                                              ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)............................      (0.05)      (0.06)      (0.03)
    Net realized and unrealized gain (loss) on investment...      (1.51)      (1.44)      (1.45)
                                                              ---------   ---------   ---------
      Net income (loss) from operations.....................      (1.56)      (1.50)      (1.48)
                                                              ---------   ---------   ---------
Accumulation unit value, end of year........................  $    5.46   $    7.02   $    8.52
                                                              =========   =========   =========
Total return................................................   (22.21)%    (17.58)%    (14.84)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................  $   4,084   $   2,238   $     494
  Ratio of net investment income (loss) to average net
    assets..................................................    (0.85)%     (0.90)%     (0.90)%
  Ratio of expenses to average net assets...................     0.90 %      0.90 %      0.90 %

                                                                             WRL
                                                                           GABELLI
                                                                        GLOBAL GROWTH
                                                                         SUBACCOUNT
                                                              ---------------------------------
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2002        2001       2000(1)
                                                              ---------   ---------   ---------
Accumulation unit value, beginning of year..................  $    8.08   $    9.07   $   10.00
                                                              ---------   ---------   ---------
  Income from operations:
    Net investment income (loss)............................      (0.04)      (0.06)      (0.03)
    Net realized and unrealized gain (loss) on investment...      (1.34)      (0.93)      (0.90)
                                                              ---------   ---------   ---------
      Net income (loss) from operations.....................      (1.38)      (0.99)      (0.93)
                                                              ---------   ---------   ---------
Accumulation unit value, end of year........................  $    6.70   $    8.08   $    9.07
                                                              =========   =========   =========
Total return................................................   (17.05)%    (10.92)%     (9.27)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................  $  10,852   $   7,590   $     971
  Ratio of net investment income (loss) to average net
    assets..................................................    (0.49)%     (0.75)%     (0.90)%
  Ratio of expenses to average net assets...................     0.90 %      0.90 %      0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                         WRL                         WRL                WRL
                                                        LKCM                     CONSERVATIVE         MODERATE
                                                   CAPITAL GROWTH              ASSET ALLOCATION   ASSET ALLOCATION
                                                     SUBACCOUNT                   SUBACCOUNT         SUBACCOUNT
                                         -----------------------------------   ----------------   ----------------
                                                    DECEMBER 31,                 DECEMBER 31,       DECEMBER 31,
                                         -----------------------------------   ----------------   ----------------
                                               2002             2001(1)            2002(1)            2002(1)
                                         ----------------   ----------------   ----------------   ----------------
Accumulation unit value, beginning of
  year.................................  $           6.43   $          10.00   $          10.00   $          10.00
                                         ----------------   ----------------   ----------------   ----------------
  Income from operations:
    Net investment income (loss).......             (0.04)              0.00              (0.05)             (0.05)
    Net realized and unrealized gain
      (loss) on investment.............             (3.53)             (3.57)             (0.91)             (1.19)
                                         ----------------   ----------------   ----------------   ----------------
      Net income (loss) from
        operations.....................             (3.57)             (3.57)             (0.96)             (1.24)
                                         ----------------   ----------------   ----------------   ----------------
Accumulation unit value, end of year...  $           2.86   $           6.43   $           9.04   $           8.76
                                         ================   ================   ================   ================
Total return                                     (55.53)%   (35.70)%........            (9.65)%           (12.43)%
Ratios and supplemental data:
  Net assets at end of period (in
    thousands).........................  $            775   $          1,157   $          4,376   $         10,778
  Ratio of net investment income (loss)
    to average net assets..............           (0.90)%            (0.07)%            (0.90)%            (0.90)%
  Ratio of expenses to average net
    assets.............................            0.90 %             0.90 %             0.90 %             0.90 %

                                               WRL
                                            MODERATELY
                                            AGGRESSIVE
                                         ASSET ALLOCATION
                                            SUBACCOUNT
                                         ----------------
                                           DECEMBER 31,
                                         ----------------
                                             2002(1)
                                         ----------------
Accumulation unit value, beginning of
  year.................................  $          10.00
                                         ----------------
  Income from operations:
    Net investment income (loss).......             (0.05)
    Net realized and unrealized gain
      (loss) on investment.............             (1.48)
                                         ----------------
      Net income (loss) from
        operations.....................             (1.53)
                                         ----------------
Accumulation unit value, end of year...  $           8.47
                                         ================
Total return                                     (15.31)%
Ratios and supplemental data:
  Net assets at end of period (in
    thousands).........................  $         15,054
  Ratio of net investment income (loss)
    to average net assets..............           (0.90)%
  Ratio of expenses to average net
    assets.............................            0.90 %

                                                                                                        WRL
                                               WRL                WRL                               TRANSAMERICA
                                            AGGRESSIVE           PIMCO              JANUS           CONVERTIBLE
                                         ASSET ALLOCATION     TOTAL RETURN         BALANCED          SECURITIES
                                            SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                         ----------------   ----------------   ----------------   ----------------
                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                         ----------------   ----------------   ----------------   ----------------
                                             2002(1)            2002(1)            2002(1)            2002(1)
                                         ----------------   ----------------   ----------------   ----------------
Accumulation unit value, beginning of
  year.................................  $          10.00   $          10.00   $          10.00   $          10.00
                                         ----------------   ----------------   ----------------
  Income from operations:
    Net investment income (loss).......             (0.05)             (0.06)             (0.05)             (0.05)
    Net realized and unrealized gain
      (loss) on investment.............             (1.83)              0.62              (0.52)             (0.69)
                                         ----------------   ----------------   ----------------
      Net income (loss) from
        operations.....................             (1.88)              0.56              (0.57)             (0.74)
                                         ----------------   ----------------   ----------------
Accumulation unit value, end of year...  $           8.12   $          10.56   $           9.43   $           9.26
                                         ================   ================   ================
Total return...........................          (18.79)%             5.56 %            (5.67)%            (7.36)%
Ratios and supplemental data:
  Net assets at end of period (in
    thousands).........................  $          6,751   $          7,376   $          2,319   $            311
  Ratio of net investment income (loss)
    to average net assets..............           (0.90)%            (0.90)%            (0.90)%            (0.90)%
  Ratio of expenses to average net
    assets.............................            0.90 %             0.90 %             0.90 %             0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                                                    WRL            WRL
                                                                    WRL        TRANSAMERICA      CAPITAL
                                                               TRANSAMERICA       GROWTH         GUARDIAN
                                                                  EQUITY       OPPORTUNITIES      VALUE
                                                                SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                               -------------   -------------   ------------
                                                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                               -------------   -------------   ------------
                                                                  2002(1)         2002(1)        2002(1)
                                                               -------------   -------------   ------------
Accumulation unit value, beginning of year..................   $       10.00   $       10.00   $      10.00
                                                               -------------   -------------   ------------
  Income from operations:
    Net investment income (loss)............................           (0.05)          (0.04)          0.39
    Net realized and unrealized gain (loss)
      on investment.........................................           (1.42)          (2.04)         (2.48)
                                                               -------------   -------------   ------------
      Net income (loss) from operations.....................           (1.47)          (2.08)         (2.09)
                                                               -------------   -------------   ------------
Accumulation unit value, end of year........................   $        8.53   $        7.92   $       7.91
                                                               =============   =============   ============
Total return................................................        (14.69)%        (20.84)%       (20.90)%
Ratios and supplemental data:
  Net assets at end of period (in thousands)................   $       2,781   $         552   $        181
  Ratio of net investment income (loss) to
    average net assets......................................         (0.90)%         (0.90)%         7.69 %
  Ratio of expenses to average net assets...................          0.90 %          0.90 %         0.90 %

                                                                     WRL              WRL            WRL
                                                                TRANSAMERICA      J.P. MORGAN      CAPITAL
                                                               U.S. GOVERNMENT     ENHANCED        GUARDIAN
                                                                 SECURITIES          INDEX       U.S. EQUITY
                                                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                               ---------------   -------------   ------------
                                                                DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                               ---------------   -------------   ------------
                                                                   2002(1)          2002(1)        2002(1)
                                                               ---------------   -------------   ------------
Accumulation unit value, beginning of year..................   $         10.00   $       10.00   $      10.00
                                                               ---------------   -------------   ------------
  Income from operations:
    Net investment income (loss)............................              0.00           (0.02)         (0.01)
    Net realized and unrealized gain (loss) on investment...              0.47           (1.87)         (1.95)
                                                               ---------------   -------------   ------------
      Net income (loss) from operations.....................              0.47           (1.89)         (1.96)
                                                               ---------------   -------------   ------------
Accumulation unit value, end of year........................   $         10.47   $        8.11   $       8.04
                                                               ===============   =============   ============
Total return................................................            4.65 %        (18.85)%       (19.63)%
Ratios and supplemental data:
  Net assets at end of year (in thousands)..................   $           221   $          50   $        144
  Ratio of net investment income (loss) to average net
    assets..................................................            0.07 %         (0.32)%        (0.15)%
  Ratio of expenses to average net assets...................            0.90 %          0.90 %         0.90 %

WRL SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2002

NOTE 5 -- FINANCIAL HIGHLIGHTS (CONTINUED)
FOR THE YEAR ENDED

                                                      FIDELITY VIP                          FIDELITY VIP
                                                  GROWTH OPPORTUNITIES                      CONTRAFUND(R)
                                                       SUBACCOUNT                            SUBACCOUNT
                                          ------------------------------------   -----------------------------------
                                                      DECEMBER 31,                          DECEMBER 31,
                                          ------------------------------------   -----------------------------------
                                             2002         2001       2000(1)        2002         2001       2000(1)
                                          ----------   ----------   ----------   ----------   ----------   ---------
Accumulation unit value, beginning of
  year.................................   $     7.25   $     8.56   $    10.00   $     8.14   $     9.38   $   10.00
                                          ----------   ----------   ----------   ----------   ----------   ---------
  Income from operations:
    Net investment income (loss).......        (0.01)       (0.05)       (0.06)       (0.03)       (0.04)      (0.06)
    Net realized and unrealized gain
      (loss) on investment.............        (1.64)       (1.26)       (1.38)       (0.82)       (1.20)      (0.56)
                                          ----------   ----------   ----------   ----------   ----------   ---------
      Net income (loss) from
         operations....................        (1.65)       (1.31)       (1.44)       (0.85)       (1.24)      (0.62)
                                          ----------   ----------   ----------   ----------   ----------   ---------
Accumulation unit value, end of year...   $     5.60   $     7.25   $     8.56   $     7.29   $     8.14   $    9.38
                                          ==========   ==========   ==========   ==========   ==========   =========
Total return...........................     (22.70)%     (15.40)%     (14.36)%     (10.41)%     (13.25)%     (6.16)%
Ratios and supplemental data:
  Net assets at end of period (in
    thousands).........................   $    1,845   $    1,397   $      562   $    6,552   $    3,335   $   1,030
  Ratio of net investment income (loss)
    to average net assets..............      (0.17)%      (0.65)%      (0.90)%      (0.43)%      (0.45)%     (0.90)%
  Ratio of expenses to average net
    assets.............................       0.90 %       0.90 %       0.90 %       0.90 %       0.90 %      0.90 %

                                                      FIDELITY VIP
                                                      EQUITY-INCOME
                                                       SUBACCOUNT
                                           -----------------------------------
                                                      DECEMBER 31,
                                           -----------------------------------
                                              2002         2001       2000(1)
                                           ----------   ----------   ---------
Accumulation unit value, beginning of
  year..................................   $    10.32   $    10.99   $   10.00
                                           ----------   ----------   ---------
  Income from operations:
    Net investment income (loss)........         0.04        (0.04)      (0.06)
    Net realized and unrealized gain
      (loss) on investment..............        (1.88)       (0.63)       1.05
                                           ----------   ----------   ---------
      Net income (loss) from
         operations.....................        (1.84)       (0.67)       0.99
                                           ----------   ----------   ---------
Accumulation unit value, end of year....   $     8.48   $    10.32   $   10.99
                                           ==========   ==========   =========
Total return............................     (17.89)%      (6.07)%      9.91 %
Ratios and supplemental data:
  Net assets at end of period (in
    thousands)..........................   $    6,167   $    4,161   $     307
  Ratio of net investment income (loss)
    to average net assets...............       0.46 %      (0.35)%     (0.90)%
  Ratio of expenses to average net
    assets..............................       0.90 %       0.90 %      0.90 %

Per unit information has been computed using average units outstanding throughout each period. Total return is not annualized for periods of less than one year. The ratio of net investment income (loss) to average net assets is annualized for periods of less than one year. The expense ratio considers only the expenses borne directly by the Life Account and excludes expenses incurred directly by the underlying funds.

                         Report of Independent Auditors

The Board of Directors
Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis balance sheets of Western Reserve Life Assurance co. of Ohio (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2002 and 2001, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2002. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio, whose practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2002 and 2001, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2002.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2002 and 2001, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2002, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 Western Reserve Life Assurance Co. of Ohio changed various accounting policies to be in accordance with Actuarial Guideline 39.

As discussed in Note 2 to the financial statements, in 2001 Western Reserve Life Assurance Co. of Ohio changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Insurance Department of the State of Ohio.

As discussed in Note 8 to the financial statements, in 2001 Western Reserve Life Assurance Co. of Ohio changed the method used to value universal life and variable universal life policies.

                                                            /s/Ernst & Young LLP

Des Moines, Iowa
February 14, 2003

                   Western Reserve Life Assurance Co. of Ohio

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                       DECEMBER 31
                                                                                 2002              2001
                                                                             -----------       ----------
ADMITTED ASSETS
Cash and invested assets:
   Bonds                                                                     $   312,147       $   78,489
   Common stocks:
     Affiliated entities (cost: 2002 and 2001 - $543)                             16,649            5,903
     Other (cost: 2002 and 2001 - $302)                                              302              472
   Mortgage loans on real estate                                                  10,884           13,821
   Home office properties                                                         42,654           43,520
   Cash and short-term investments                                               405,560          141,080
   Policy loans                                                                  275,938          285,178
   Other invested assets                                                          18,881           19,558
                                                                             -----------       ----------
Total cash and invested assets                                                 1,083,015          588,021

Net deferred income taxes                                                         22,784            8,444
Premiums deferred and uncollected                                                  3,844            1,237
Receivable from parent, subsidiaries and affiliates                                1,494                -
Accrued investment income                                                          3,586            1,463
Cash surrender value of life insurance policies                                   52,984           52,254
Other admitted assets                                                              5,585            7,563
Separate account assets                                                        6,501,089        8,093,342

                                                                             -----------       ----------
Total admitted assets                                                        $ 7,674,381       $8,752,324
                                                                             ===========       ==========

                                                                                       DECEMBER 31
                                                                                 2002              2001
                                                                             -----------       ----------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                    $   417,994       $  399,187
     Annuity                                                                     728,193          336,587
   Life policy and contract claim reserves                                        12,974           14,358
   Liability for deposit-type contracts                                           12,724           15,754
   Other policyholders' funds                                                         56               60
   Remittances and items not allocated                                            41,612           14,493
   Reinsurance in unauthorized companies                                           1,133                -
   Federal and foreign income taxes payable                                       29,649           26,150
   Transfers to separate account due or accrued                                 (393,754)        (493,930)
   Asset valuation reserve                                                         9,604            4,299
   Interest maintenance reserve                                                    3,459            4,861
   Funds held under coinsurance and other reinsurance treaties                    34,726           40,227
   Payable to affiliate                                                                -              645
   Other liabilities                                                              62,559           52,004
   Separate account liabilities                                                6,497,146        8,089,904
                                                                             -----------       ----------
Total liabilities                                                              7,458,075        8,504,599

Capital and surplus:
   Common stock, $1.00 par value, 3,000,000 shares authorized and
     2,500,000 shares issued and outstanding                                       2,500            2,500
   Paid-in surplus                                                               150,107          150,107
   Unassigned surplus                                                             63,699           95,118
                                                                             -----------       ----------
Total capital and surplus                                                        216,306          247,725
                                                                             -----------       ----------
Total liabilities and capital and surplus                                    $ 7,674,381       $8,752,324
                                                                             ===========       ==========

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                              YEAR ENDED DECEMBER 31
                                                                      2002            2001            2000
                                                                   -----------    ------------     -----------
Revenues:
   Premiums and other considerations, net of reinsurance:
     Life                                                          $   611,194    $    653,398     $   741,937
     Annuity                                                         1,131,849         625,117       1,554,430
   Net investment income                                                48,498          44,424          47,867
   Amortization of interest maintenance reserve                          1,080           1,440           1,656
   Commissions and expense allowances on reinsurance ceded              10,427         (10,789)          1,648
   Reserve adjustments on reinsurance ceded                             51,453          11,846          55,535
   Income from fees associated with investment management,
     administration and contract guarantees for separate
     accounts                                                           89,854         108,673         149,086
   Other income                                                          5,698           4,540           2,996
                                                                   -----------    ------------     -----------
                                                                     1,950,053       1,438,649       2,555,155
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health                                       60,473          56,155          58,813
     Surrender benefits                                                816,174         800,264         888,060
     Other benefits                                                     40,010          57,032          47,855
     Increase (decrease) in aggregate reserves for policies
       and contracts:
         Life                                                           18,807          10,100          98,557
         Annuity                                                       384,817          48,217          (9,665)
         Other                                                               -               -              67
                                                                   -----------    ------------     -----------
                                                                     1,320,281         971,768       1,083,687
   Insurance expenses:
     Commissions                                                       167,582         176,023         316,337
     General insurance expenses                                        111,330         110,808         120,798
     Taxes, licenses and fees                                           20,571          18,714          23,193
     Net transfers to separate accounts                                344,773         216,797       1,068,213
     Other expenses                                                        507             523               -
                                                                   -----------    ------------     -----------
                                                                       644,763         522,865       1,528,541
                                                                   -----------    ------------     -----------
Total benefits and expenses                                          1,965,044       1,494,633       2,612,228
                                                                   -----------    ------------     -----------
Loss from operations before dividends to policyholders,
  federal income tax expense (benefit) and net realized
  capital gains (losses) on investments                                (14,991)        (55,984)        (57,073)
Dividends to policyholders                                                  33              33              36
                                                                   -----------    ------------     -----------
Loss from operations before federal income tax expense
   (benefit) and net realized capital gains (losses) on
   investments                                                         (15,024)        (56,017)        (57,109)
Federal income tax expense (benefit)                                    (2,141)          3,500         (17,470)
                                                                   -----------    ------------     -----------
Loss from operations before net realized capital gains (losses)
   on investments                                                      (12,883)        (59,517)        (39,639)
Net realized capital gains (losses) on investments (net of
   related federal income taxes and amounts transferred to
   interest maintenance reserve)                                        (1,387)            100            (856)
                                                                   -----------    ------------     -----------
Net loss                                                           $   (14,270)   $    (59,417)    $   (40,495)
                                                                   ===========    ============     ===========

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                                                                            TOTAL
                                                      COMMON            PAID-IN        UNASSIGNED         CAPITAL AND
                                                      STOCK             SURPLUS          SURPLUS            SURPLUS
                                                     -------            --------        --------           --------
Balance at January 1, 2000                           $ 2,500            $120,107        $ 62,309           $184,916
   Net loss                                                -                   -         (40,495)           (40,495)
   Change in net unrealized capital gains
     and losses                                            -                   -           1,571              1,571
   Change in non-admitted assets                           -                   -          (1,359)            (1,359)
   Change in asset valuation reserve                       -                   -            (917)              (917)
   Change in surplus in separate accounts                  -                   -            (314)              (314)
   Settlement of prior period tax returns                  -                   -              30                 30
   Tax benefits on stock options exercised                 -                   -           2,712              2,712
                                                     -------            --------        --------           --------
Balance at December 31, 2000                           2,500             120,107          23,537            146,144
   Net loss                                                -                   -         (59,417)           (59,417)
   Capital contribution                                    -              30,000               -             30,000
   Cumulative effect of change in
     accounting principles                                 -                   -          12,312             12,312
   Change in reserve on account of change
     in valuation basis                                    -                   -          11,609             11,609
   Change in net deferred income tax asset                 -                   -         (11,733)           (11,733)
   Surplus effect of reinsurance transaction               -                   -          11,851             11,851
   Change in net unrealized capital gains
     and losses                                            -                   -          (1,281)            (1,281)
   Change in non-admitted assets                           -                   -           9,076              9,076
   Change in asset valuation reserve                       -                   -             427                427
   Change in surplus in separate accounts                  -                   -          97,374             97,374
   Tax benefits on stock options exercised                 -                   -           1,363              1,363
                                                     -------            --------        --------           --------
Balance at December 31, 2001                           2,500             150,107          95,118            247,725
   Net loss                                                -                   -         (14,270)           (14,270)
   Change in net unrealized capital gains
     and losses                                            -                   -           7,352              7,352
   Change in non-admitted assets                           -                   -         (14,715)           (14,715)
   Change in asset valuation reserve                       -                   -          (5,305)            (5,305)
   Change in liability for reinsurance in
     unauthorized companies                                -                   -          (1,133)            (1,133)
   Cumulative effect of change in
     accounting principles                                 -                   -          (6,789)            (6,789)
   Change in surplus in separate accounts                  -                   -          (1,072)            (1,072)
   Change in net deferred income tax asset                 -                   -          29,670             29,670
   Dividend to stockholder                                 -                   -         (24,000)           (24,000)
   Tax benefits on stock options exercised                 -                   -              28                 28
   Surplus effect of reinsurance transaction               -                   -          (1,185)            (1,185)

                                                     -------            --------        --------           --------
Balance at December 31, 2002                         $ 2,500            $150,107        $ 63,699           $216,306
                                                     =======            ========        ========           ========

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                          YEAR ENDED DECEMBER 31
                                                                    2002           2001           2000
                                                                 ----------     ----------     ----------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance            $1,740,602     $1,277,856     $2,294,042
Allowances and reserve adjustments on reinsurance ceded              62,205         12,908         57,183
Investment income received                                           47,685         45,355         51,583
Other income received                                                 5,701          4,550          4,429
Life and accident and health claims paid                            (61,728)       (55,303)       (55,030)
Surrender benefits and other fund withdrawals paid                 (816,240)      (800,321)      (888,060)
Annuity and other benefits paid to policyholders                    (39,622)       (56,598)       (42,060)
Commissions, other expenses and taxes paid                         (292,451)      (312,557)      (456,568)
Net transfers to separate accounts                                 (156,123)       (27,317)      (935,755)
Dividends paid to policyholders                                         (34)           (33)           (35)
Federal income taxes received (paid)                                  5,668         46,560         (8,236)
Other                                                                  (678)        (2,331)        (1,145)
                                                                 ----------     ----------     ----------
Net cash provided by operating activities                           494,985        132,769         20,348

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds                                                            487,270         29,163         45,079
   Stocks                                                               100              -              -
   Mortgage loans on real estate                                      3,288            282            227
   Other invested assets                                                  7              -              -
   Miscellaneous proceeds                                               102              -              -
                                                                 ----------     ----------     ----------
Total investment proceeds                                           490,767         29,445         45,306
Income taxes paid on net realized capital gains (losses)                 26           (170)           345
                                                                 ----------     ----------     ----------
Net proceeds from sales, maturities, or repayments of
   investments                                                      490,793         29,275         45,651

Cost of investments acquired:
   Bonds                                                           (723,455)       (14,445)       (18,005)
   Stocks                                                              (100)          (300)             -
   Mortgage loans on real estate                                          -              -         (5,003)
   Real estate                                                           (6)           (13)          (108)
   Other invested assets                                             (2,902)       (12,394)       (11,203)
                                                                 ----------     ----------     ----------
Total cost of investments acquired                                 (726,463)       (27,152)       (34,319)
Net decrease (increase) in policy loans                               9,239           (843)      (101,360)
                                                                 ----------     ----------     ----------
Net cost of investments acquired                                   (717,224)       (27,995)      (135,679)
                                                                 ----------     ----------     ----------
Net cash provided by (used in) investing activities                (226,431)         1,280        (90,028)

FINANCING AND MISCELLANEOUS ACTIVITIES
Other cash provided:
   Capital and surplus paid in                                            -         30,000              -
   Borrowed money                                                         -        (71,400)        54,300
   Deposits and deposit-type contract funds and other
     liabilities without life or disability contingencies             9,703         23,298              -
   Other sources                                                     33,122         45,631         27,815
                                                                 ----------     ----------     ----------
Total cash provided                                                  42,825         27,529         82,115

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

                                                                          YEAR ENDED DECEMBER 31
                                                                    2002           2001           2000
                                                                 ----------     ----------     ----------
FINANCING AND MISCELLANEOUS ACTIVITIES (CONTINUED)
Other cash applied:
   Dividends paid to stockholder                                 $  (24,000)    $        -     $        -
   Withdrawals on deposit-type contract funds and other
     liabilities without life or disability contingencies           (13,301)       (17,990)             -
   Other applications, net                                           (9,598)       (27,973)       (10,902)
                                                                 ----------     ----------     ----------
Total other cash applied                                            (46,899)       (45,963)       (10,902)
                                                                 ----------     ----------     ----------
Net cash provided by (used in) financing and miscellaneous
   activities                                                        (4,074)       (18,434)        71,213
                                                                 ----------     ----------     ----------
Net increase in cash and short-term investments                     264,480        115,615          1,533

Cash and short-term investments at beginning of year                141,080         25,465         23,932
                                                                 ----------     ----------     ----------
Cash and short-term investments at end of year                   $  405,560     $  141,080     $   25,465
                                                                 ==========     ==========     ==========

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                 Notes to Financial Statements - Statutory Basis
                             (Dollars in Thousands)

                                December 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of First AUSA Life Insurance Company which, in turn, is an indirect, wholly owned subsidiary of AEGON USA, Inc. (AEGON). AEGON is an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

NATURE OF BUSINESS

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company's products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company's new life insurance written and a portion of new annuities written are done through an affiliated marketing organization.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on their rating by the National Association of Insurance Commissioners (NAIC); for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale.

   All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001 under GAAP, changes in prepayment assumptions were accounted for in the same manner. Effective April 1, 2001 for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

   Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve" (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

   Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

   Nonadmitted Assets: Certain assets designated as "nonadmitted" are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Universal Life and Annuity Policies: Subsequent to January 1, 2001, revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Prior to January 1, 2001, all revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Effective January 1, 2001, deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not expected to be realizable.

   Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of these variances have not been determined by the Company, but are presumed to be material.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Common stocks of unaffiliated companies are carried at market, and the related unrealized capital gains or losses are reported in unassigned surplus. Common stocks of the Company's wholly owned affiliates are recorded at the GAAP basis equity in net assets. Home office properties are reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued principally at cost.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses.

The carrying values of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in market value that is other than temporary, the carrying value of the investment is reduced to its estimated realizable value, or fair value, and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments.

Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

During 2002, 2001, and 2000, net realized capital gains (losses) of $(322), $367, and $(276), respectively, were credited to the IMR rather than being immediately recognized in the statements of operations. Amortization of these net gains aggregated $1,080, $1,440, and $1,656, for the years ended December 31, 2002, 2001, and 2000, respectively.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. No investment income due and accrued has been excluded for the years ended December 31, 2002, 2001, and 2000, with respect to such practices.

PREMIUMS AND ANNUITY CONSIDERATIONS

Subsequent to January 1, 2001, revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. These revenues are recognized when due. Premiums

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Prior to January 1, 2001, life, annuity, accident and health premiums were recognized as revenue when due.

AGGREGATE RESERVES FOR POLICIES

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to 5.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4.00 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

REINSURANCE

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recoverable losses have been reported as a reduction of premium income and benefits, respectively.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The investment risks associated with market value changes of the separate accounts are borne entirely by the policyholders. The Company received variable contract premiums of $1,335,079, $1,208,884, and $2,336,299 in 2002, 2001, and
2000, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

2. ACCOUNTING CHANGES

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Ohio. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in the State of Ohio prepare their statutory-basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Ohio insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principle, as an adjustment that increased capital and surplus, of $12,312 as of January 1, 2001. This amount included the establishment of deferred tax assets of $12,696, offset by the release of mortgage loan origination fees of $25 and the establishment of a vacation accrual of $359.

On December 31, 2002, the Company adopted the provisions of Actuarial Guideline 39 ("Guideline 39"). The purpose of Guideline 39 is to interpret the standards for the valuation of reserves for guaranteed living benefits included in variable deferred and immediate annuity contracts. The Company had previously provided reserves for such guarantees based on the accumulation of the amount charged to policyholders for these benefits. The cumulative effect of adopting Guideline 39 on December 31, 2002, was $6,789, which was charged directly to unassigned surplus as a change in accounting principle. See Note 8 regarding the conversion of the valuation system in 2001.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and Short-Term Investments: The carrying amounts reported in the statutory-basis balance sheets for these instruments approximate their fair values.

   Investment Securities: Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for common stocks of unaffiliated entities are based on quoted market prices.

   Mortgage Loans on Real Estate and Policy Loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans are assumed to equal their carrying value.

   Separate Account Assets: The fair value of separate account assets are based on quoted market prices.

   Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

   Separate Account Annuity Liabilities: Separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

3. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair values for the Company's insurance contracts other than investment contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:

                                                                 DECEMBER 31
                                                   2002                               2001
                                         --------------------------      ----------------------------
                                          CARRYING                         CARRYING
                                           AMOUNT       FAIR VALUE          AMOUNT         FAIR VALUE
                                         -----------   ------------      -------------    -----------
ADMITTED ASSETS
Cash and short-term investments          $   405,560    $   405,560      $     141,080    $   141,080
Bonds                                        312,147        318,874             78,489         80,722
Common stocks, other than affiliates             302            302                472            472
Mortgage loans on real estate                 10,884         12,022             13,821         14,263
Policy loans                                 275,938        275,938            285,178        285,178
Separate account assets                    6,501,089      6,501,089          8,093,342      8,093,342

LIABILITIES
Investment contract liabilities              740,917        759,322            352,341        347,665
Separate account annuity liabilities       4,464,513      4,602,649          5,792,373      5,709,486

4. INVESTMENTS

The carrying amount and estimated fair value of investments in bonds are as follows:

                                                                GROSS         GROSS        ESTIMATED
                                                 CARRYING     UNREALIZED    UNREALIZED       FAIR
                                                  AMOUNT        GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------     ---------
DECEMBER 31, 2002
Bonds:
  United States Government and agencies        $   166,251    $   1,677     $        -     $ 167,928
  State, municipal and other government              3,601          314              -         3,915
  Public utilities                                   6,974          351              -         7,325
  Industrial and miscellaneous                      81,468        5,291          1,746        85,013
  Mortgage and other asset-backed securities        53,853          922             82        54,693
                                               -----------    ---------     ----------     ---------
Total bonds                                    $   312,147    $   8,555     $    1,828     $ 318,874
                                               ===========    =========     ==========     =========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

4. INVESTMENTS (CONTINUED)

                                                                GROSS         GROSS        ESTIMATED
                                                 CARRYING     UNREALIZED    UNREALIZED       FAIR
                                                  AMOUNT        GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------     ---------
DECEMBER 31, 2001
Bonds:
  United States Government and agencies        $     4,363    $      173    $        -     $   4,536
  State, municipal and other government              1,480           135             -         1,615
  Public utilities                                  12,048           306             -        12,354
  Industrial and miscellaneous                      39,429         2,470         1,358        40,541
  Mortgage and other asset-backed securities        21,169           507             -        21,676
                                               -----------    ----------    ----------     ---------
Total bonds                                    $    78,489    $    3,591    $    1,358     $  80,722
                                               ===========    ==========    ==========     =========

The carrying amount and fair value of bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                                                     ESTIMATED
                                                                    CARRYING            FAIR
                                                                     AMOUNT            VALUE
                                                                    ---------        ---------
Due in one year or less                                             $   7,110        $   7,162
Due one through five years                                            168,201          173,059
Due five through ten years                                             73,229           73,786
Due after ten years                                                     9,754           10,174
                                                                    ---------        ---------
                                                                    $ 258,294        $ 264,181
Mortgage and other asset-backed securities                             53,853           54,693
                                                                    ---------        ---------
                                                                    $ 312,147        $ 318,874
                                                                    =========        =========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

4. INVESTMENTS (CONTINUED)

A detail of net investment income is presented below:

                                                                   YEAR ENDED DECEMBER 31
                                                        2002               2001              2000
                                                      ---------          --------          --------
Interest on bonds                                     $   9,357          $  7,050          $  8,540
Dividends from common stock of affiliated
  entities                                               16,921            18,495            26,453
Interest on mortgage loans                                  871             1,130               776
Rental income on investment properties                    7,381             6,903             6,034
Interest on policy loans                                 17,364            17,746            14,372
Other investment income                                   3,308               (51)                1
                                                      ---------          --------          --------
Gross investment income                                  55,202            51,273            56,176

Investment expenses                                      (6,704)           (6,849)           (8,309)
                                                      ---------          --------          --------
Net investment income                                 $  48,498          $ 44,424          $ 47,867
                                                      =========          ========          ========

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                                   YEAR ENDED DECEMBER 31
                                                        2002               2001              2000
                                                      ---------          --------          --------
Proceeds                                              $ 487,270          $ 29,163          $ 45,079
                                                      =========          ========          ========

Gross realized gains                                  $   2,119          $    637          $    117
Gross realized losses                                    (3,955)                -              (480)
                                                      ---------          --------          --------
Net realized gains (losses)                           $  (1,836)         $    637          $   (363)
                                                      =========          ========          ========

At December 31, 2002, bonds with an aggregate carrying value of $4,437 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for benefit of such state regulatory authorities, as required by statute.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

4. INVESTMENTS (CONTINUED)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                         REALIZED
                                                      ---------------------------------------------
                                                                   YEAR ENDED DECEMBER 31
                                                        2002               2001              2000
                                                      ---------          --------          --------
Bonds                                                 $  (1,836)         $    637          $   (363)
Other invested assets                                       102                 -            (1,115)
                                                      ---------          --------          --------
                                                         (1,734)              637            (1,478)

Tax benefit (expense)                                        26              (170)              346
Transfer to interest maintenance reserve                    321              (367)              276
                                                      ---------          --------          --------
Net realized gains (losses)                           $  (1,387)         $    100          $   (856)
                                                      =========          ========          ========

                                                                  CHANGES IN UNREALIZED
                                                      ---------------------------------------------
                                                                   YEAR ENDED DECEMBER 31
                                                        2002               2001              2000
                                                      ---------          --------          --------
Common stocks                                         $  10,576          $  1,559          $  2,002
Mortgage loans on real estate                               350                86              (431)
Other invested assets                                    (3,574)           (2,926)                -
                                                      ---------          --------          --------
Change in unrealized                                  $   7,352          $ (1,281)         $  1,571
                                                      =========          ========          ========

Gross unrealized gains (losses) on common stocks were as follows:

                                                           UNREALIZED
                                                   ----------------------------
                                                            DECEMBER 31
                                                      2002              2001
                                                   ---------          ---------
Unrealized gains                                   $  16,492          $   5,930
Unrealized losses                                       (386)              (400)
                                                   ---------          ---------
Net unrealized gains                               $  16,106          $   5,530
                                                   =========          =========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

4. INVESTMENTS (CONTINUED)

During 2002 and 2001 the Company did not issue any mortgage loans. The Company requires all mortgages to carry fire insurance equal to the value of the underlying property.

During 2002, 2001, and 2000, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2002 and 2001, the Company held a mortgage loan loss reserve in the asset valuation reserve of $123 and $135, respectively.

5. REINSURANCE

The Company reinsures portions of certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance ceded amounts for the year ended December 31:

                                                                    YEAR ENDED DECEMBER 31
                                                           2002              2001              2000
                                                        ----------        ----------        ----------
Direct premiums                                         $1,854,568        $1,369,720        $2,385,134
Reinsurance ceded                                         (111,525)          (91,205)          (88,767)
                                                        ----------        ----------        ----------
Net premiums earned                                     $1,743,043        $1,278,515        $2,296,367
                                                        ==========        ==========        ==========

The Company received reinsurance recoveries in the amount of $30,380, $12,337, and $8,856 during 2002, 2001, and 2000, respectively. At December 31, 2002 and 2001, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $3,209 and $6,065, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2002 and 2001 of $119,561 and $63,758, respectively.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

5. REINSURANCE (CONTINUED)

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligation for future guaranteed minimum death benefits included in certain of its variable annuity contracts. The difference between the initial premiums ceded of $37,176 and the reserve credit taken of $55,408 was credited directly to unassigned surplus on a net of tax basis. Over the course of this reinsurance treaty, the experience of the underlying policies will be reflected as a reduction to the amount initially credited to surplus. During 2002, the amount charged directly to unassigned surplus was $1,185. The Company holds collateral in the form of letters of credit of $70,000.

6. INCOME TAXES

The main components of deferred tax amounts are as follows:

                                                                DECEMBER 31
                                                          2002               2001
                                                      -----------         ----------
Deferred income tax assets:
  Section 807(f) adjustment                           $     1,593         $    1,977
  Pension expenses                                              -              2,422
  Tax basis deferred acquisition costs                     88,838             76,692
  Reserves                                                100,307             74,569
  Other                                                     8,771              7,009
                                                      -----------         ----------
Total deferred income tax assets                      $   199,509         $  162,669
                                                      ===========         ==========

Deferred income tax assets - nonadmitted              $    73,639         $   58,309

Deferred income tax liabilities:
  Section 807(f) adjustment - liabilities                 102,176             91,560
  Other                                                       910              4,356
                                                      -----------         ----------
Total deferred income tax liabilities                 $   103,086         $   95,916
                                                      ===========         ==========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

6. INCOME TAXES (CONTINUED)

The change in net deferred income tax assets and deferred income tax assets - nonadmitted are as follows:

                                                                             YEAR ENDED DECEMBER 31
                                                                              2002             2001
                                                                          -----------       -----------
Change in net deferred income tax asset                                   $    29,670       $   (11,733)
                                                                          ===========       ===========
Change in deferred income tax assets - nonadmitted                             15,330            (7,481)
                                                                          ===========       ===========

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to loss from operations before federal income tax expense (benefit) and net realized capital gains/losses on investments for the following reasons:

                                                                   YEAR ENDED DECEMBER 31
                                                          2002               2001             2000
                                                       ----------          --------         --------
Income tax expense (benefit) computed at the
  federal statutory rate (35%)                         $   (5,259)         $(19,606)        $(19,988)
Deferred acquisition costs - tax basis                     11,920             7,570           14,725
Amortization of IMR                                          (378)             (504)            (580)
Depreciation                                                 (413)               (6)            (426)
Dividends received deduction                               (9,863)           (8,705)         (12,805)
Low income housing credits                                 (2,914)           (1,944)               -
Prior year under (over) accrual                           (27,856)            3,340              560
Reinsurance transactions                                     (415)            4,148                -
Reserves                                                   34,358            19,541              123
Other                                                      (1,321)             (334)             921
                                                       ----------          --------         --------
Federal income tax expense (benefit)                   $   (2,141)         $  3,500         $(17,470)
                                                       ==========          ========         ========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

6. INCOME TAXES (CONTINUED)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and it affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA ($293 at December 31, 2002). To the extent that dividends are paid from the amount accumulated in the PSA, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the PSA account become taxable, the tax thereon computed at the current rates would amount to approximately $103.

The Company's federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 1995. The examination fieldwork for 1996 through 1997 has been completed and a protest of findings has been filed with the Appeals Office of the Internal Revenue Service. An examination is underway for 1998 through 2000.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

7. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products, primarily separate accounts that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                                                                    DECEMBER 31
                                                        2002                          2001
                                              ------------------------     --------------------------
                                                              PERCENT                        PERCENT
                                                 AMOUNT      OF TOTAL         AMOUNT        OF TOTAL
                                              -----------    ---------     ------------     ---------
Subject to discretionary withdrawal with
  market value adjustment                     $    14,509        0%        $     11,429         0%
Subject to discretionary withdrawal at
  book value less surrender charge                230,221        4%             102,240         2
Subject to discretionary withdrawal at
  market value                                  4,464,409       84%           5,641,756        93
Subject to discretionary withdrawal at
  book value (minimal or no charges or
  adjustments)                                    605,085       12%             294,012         5
Not subject to discretionary withdrawal            14,235        0%              14,654         0
                                              -----------      ---         ------------       ---
                                                5,328,459      100%           6,064,091       100%
                                                               ===                            ===
Less reinsurance ceded                            113,923                        60,224
                                              -----------                  ------------
Total policy reserves on annuities and
  deposit fund liabilities                    $ 5,214,536                  $  6,003,867
                                              ===========                  ============

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                   YEAR ENDED DECEMBER 31
                                                          2002              2001              2000
                                                       ----------       -----------        ----------
Transfers as reported in the summary of
  operations of the separate accounts
  statement:
    Transfers to separate accounts                     $1,335,079       $ 1,208,884        $2,336,299
    Transfers from separate accounts                      990,726         1,107,157         1,268,865
                                                       ----------       -----------        ----------
Net transfers to separate accounts                        344,353           101,727         1,067,434

Change in valuation adjustment                                  -            98,321                 -
Other                                                         420            16,749               779
                                                       ----------       -----------        ----------
Transfers as reported in the summary of
  operations of the life, accident and
  health annual statement                              $  344,773       $   216,797        $1,068,213
                                                       ==========       ===========        ==========

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

7. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

At December 31, 2002 and 2001, the Company had variable annuities with guaranteed living benefits as follows:

                                                                        SUBJECTED
                                                                         ACCOUNT         AMOUNT OF
YEAR     BENEFIT AND TYPE OF RISK                                         VALUE         RESERVE HELD
------------------------------------------------------------------------------------------------------
2002     Guaranteed Minimum Income Benefit                              $921,683         $   8,469
2001     Guaranteed Minimum Income Benefit                                75,101                19

Reserves on the Company's traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2002 and 2001, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

                                                          GROSS           LOADING             NET
                                                       ----------       -----------        ----------
DECEMBER 31, 2002
Ordinary direct renewal business                       $    1,578       $       184        $    1,394
Ordinary new business                                       2,072              (378)            2,450
                                                       ----------       -----------        ----------
                                                       $    3,650       $      (194)       $    3,844
                                                       ==========       ===========        ==========

DECEMBER 31, 2001
Ordinary direct renewal business                       $    1,439       $       407        $    1,032
Ordinary new business                                         200                (5)              205
                                                       ----------       -----------        ----------
                                                       $    1,639       $       402        $    1,237
                                                       ==========       ===========        ==========

8. CONVERSION OF VALUATION SYSTEM

During 2001, the Company converted to a new reserve valuation system for universal life and variable universal life policies. The new valuation system, which provides for more precise calculations, caused general account reserves to decrease by $11,609 and separate account reserves to decrease by $98,321. These amounts were credited directly to unassigned surplus. The decrease in separate account reserves is included in the change in surplus in separate accounts in the 2001 Statement of Changes in Capital and Surplus.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

9. DIVIDEND RESTRICTIONS

The Company is subject to limitations, imposed by the State of Ohio, on the payment of dividends to its parent company. Generally, dividends during any twelve month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2003, without the prior approval of insurance regulatory authorities, is $21,381.

10. CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to it. At December 2002, the Company meets the RBC requirements.

11. SALES, TRANSFER, AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

During 2002 and 2001, the Company sold $33,160 and $17,515, respectively, of agent balances without recourse to Money Services, Inc., an affiliated company. The Company did not realize a gain or loss as a result of the sale.

12. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

12. RETIREMENT AND COMPENSATION PLANS (CONTINUED)

employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $1,734, $1,634, and $1,224 for the years ended December 31, 2002, 2001, and 2000, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $967, $1,100, and $930 for the years ended December 31, 2002, 2001, and 2000, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2002, 2001, and 2000 was negligible. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued for or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $203, $233, and $108 for the years ended December 31, 2002, 2001, and 2000, respectively.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

13. RELATED PARTY TRANSACTIONS

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2002, 2001, and 2000, the Company paid $20,371, $16,904, and $19,248, respectively, for such services, which approximates their costs to the affiliates. The Company provides office space, marketing and administrative services to certain affiliates. During 2002, 2001, and 2000, the Company received $3,673, $6,752, and $4,665, respectively, for such services, which approximates their cost.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2002, 2001, and 2000, the Company paid net interest of $256, $945, and $2,262, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2002 and 2001, the cash surrender value of these policies was $52,984 and $52,254, respectively.

14. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

                   Western Reserve Life Assurance Co. of Ohio

                             (Dollars in Thousands)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $3,424 and $3,425 and an offsetting premium tax benefit of $763 and $764 at December 31, 2002 and 2001, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (credit) was $70, $13, and $(9) for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company may lend securities to approved broker and other parties to earn additional income. The Company receives collateral against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of loaned securities is determined at the close of business and any additional required collateral is delivered to the Company on the next business day. Although risk is mitigated by collateral, the account could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At December 31, 2002, the value of securities loaned amounted to $69,860.

                            Statutory-Basis Financial
                               Statement Schedules

                   Western Reserve Life Assurance Co. of Ohio

                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2002

SCHEDULE I

                                                                                              AMOUNT AT
                                                                                                WHICH
                                                                               FAIR          SHOWN IN THE
                 TYPE OF INVESTMENT                      COST (1)             VALUE         BALANCE SHEET
----------------------------------------------------------------------------------------------------------
FIXED MATURITIES
Bonds:
   United States Government and government
     agencies and authorities                           $  166,451           $168,139         $  166,451
   States, municipalities, and political
     subdivisions                                           30,736             31,379             30,736
   Foreign governments                                       3,096              3,368              3,096
   Public utilities                                          6,974              7,325              6,974
   All other corporate bonds                               104,890            108,663            104,890
                                                        ------------------------------------------------
Total fixed maturities                                     312,147            318,874            312,147

EQUITY SECURITIES
Common stocks (unaffiliated):
   Industrial, miscellaneous, and all other                    302                302                302
                                                        ------------------------------------------------
Total equity securities                                        302                302                302

Mortgage loans on real estate                               10,884                                10,884
Home office properties                                      42,654                                42,654
Policy loans                                               275,938                               275,938
Cash and short-term investments                            405,560                               405,560
Other invested assets                                       18,881                                18,881
                                                        ----------                            ----------
Total investments                                       $1,066,366                            $1,066,366
                                                        ==========                            ==========

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.

                   Western Reserve Life Assurance Co. of Ohio

                       Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III

                                  FUTURE POLICY    POLICY AND                      NET
                                  BENEFITS AND      CONTRACT        PREMIUM     INVESTMENT
                                     EXPENSES      LIABILITIES      REVENUE      INCOME*
                                  --------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Individual life                   $    404,935     $   12,874     $   610,634   $  21,194
Group life and health                   13,059            100             560         639
Annuity                                728,193              -       1,131,849      26,665
                                  -------------------------------------------------------
                                  $  1,146,187     $   12,974     $ 1,743,043   $  48,498
                                  =======================================================

YEAR ENDED DECEMBER 31, 2001
Individual life                   $    386,965     $   14,219     $   652,626   $  14,014
Group life and health                   12,222            135             772         731
Annuity                                336,587              4         625,117      29,679
                                  -------------------------------------------------------
                                  $    735,774     $   14,358     $ 1,278,515   $  44,424
                                  =======================================================

YEAR ENDED DECEMBER 31, 2000
Individual life                   $    389,458     $   13,349     $   741,090   $  13,430
Group life and health                   11,237            100             847         936
Annuity                                259,199             25       1,554,430      33,501
                                  -------------------------------------------------------
                                  $    659,894     $   13,474     $ 2,296,367   $  47,867
                                  =======================================================

* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Western Reserve Life Assurance Co. of Ohio

                       Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III (CONTINUED)

                                      BENEFITS,
                                       CLAIMS,
                                     LOSSES AND      OTHER
                                     SETTLEMENT    OPERATING      PREMIUM
                                      EXPENSES     EXPENSES*      WRITTEN
                                     -------------------------------------
YEAR ENDED DECEMBER 31, 2002
Individual life                      $  176,010    $  484,535     $     -
Group life and health                     5,626        (4,316)        917
Annuity                               1,138,645       164,544           -
                                     -------------------------------------
                                     $1,320,281    $  644,763     $   917
                                     =====================================

YEAR ENDED DECEMBER 31, 2001
Individual life                      $  167,912    $  529,090     $     -
Group life and health                     1,226           422       1,030
Annuity                                 802,630        (6,647)          -
                                     -------------------------------------
                                     $  971,768    $  522,865     $ 1,030
                                     =====================================

YEAR ENDED DECEMBER 31, 2000
Individual life                      $  267,540    $  591,343     $     -
Group life and health                     1,413          (672)      1,100
Annuity                                 814,734       937,870           -
                                     -------------------------------------
                                     $1,083,687    $1,528,541     $ 1,100
                                     =====================================

* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Western Reserve Life Assurance Co. of Ohio

                                   Reinsurance
                             (Dollars in Thousands)

SCHEDULE IV

                                                                                  ASSUMED                   PERCENTAGE OF
                                                                   CEDED TO        FROM                        AMOUNT
                                                      GROSS          OTHER         OTHER         NET         ASSUMED TO
                                                     AMOUNT        COMPANIES     COMPANIES      AMOUNT           NET
                                                   ----------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Life insurance in force                            $79,096,314    $21,759,884    $       -    $57,336,430          0%
                                                   =================================================================

Premiums:
   Individual life                                 $   653,642    $    43,008    $       -    $   610,634          0%
   Group life and health                                   917            357            -            560          0%
   Annuity                                           1,200,009         68,160            -      1,131,849          0%
                                                   -----------------------------------------------------------------
                                                   $ 1,854,568    $   111,525    $       -    $ 1,743,043          0%
                                                   =================================================================

YEAR ENDED DECEMBER 31, 2001
Life insurance in force                            $78,786,575    $17,837,374    $       -    $60,949,201        0.0%
                                                   =================================================================

Premiums:
   Individual life                                 $   684,987    $    32,361    $       -    $   652,626        0.0%
   Group life                                            1,030            258            -            772        0.0
   Annuity                                             683,703         58,586            -        625,117        0.0
                                                   -----------------------------------------------------------------
                                                   $ 1,369,720    $    91,205    $       -    $ 1,278,515        0.0%
                                                   =================================================================

YEAR ENDED DECEMBER 31, 2000
Life insurance in force                            $76,903,969    $14,753,778    $       -    $62,150,191        0.0%
                                                   =================================================================

Premiums:
   Individual life                                 $   774,550    $    33,460    $       -    $   741,090        0.0%
   Group life                                            1,100            253            -            847        0.0
   Annuity                                           1,609,484         55,054            -      1,554,430        0.0
                                                   -----------------------------------------------------------------
                                                   $ 2,385,134    $    88,767    $       -    $ 2,296,367        0.0%
                                                   =================================================================

                           PART C - OTHER INFORMATION

Item 27. Exhibits

         (a)      Resolution of the Board of Directors of Western Reserve
                             establishing the separate account (1)

         (b)      Not Applicable

         (c)      Distribution of Policies

                  (i) Master Service and Distribution Compliance Agreement (2)

                  (ii) Amendment to Master Service and Distribution Compliance
                             Agreement (3)

                  (iii) Form of Broker/Dealer Supervisory and Service Agreement
                             (3)

                  (iv) Principal Underwriting Agreement (3)

                  (v) First Amendment to Principal Underwriting Agreement (3)

                  (vi) Second Amendment to Principal Underwriting Agreement

         (d)      (i) Specimen Flexible Premium Variable Life Insurance Policy

                  (ii) Inflation Fighter Rider (10)

                  (iii) Inflation Fighter Rider Level Premium

                  (iv) Primary Insured Rider Plus

                  (v) Disability Waiver of Premium Rider (10)

                  (vi) Disability Waiver of Monthly Deductions Rider (10)

                  (vii) Other Insured Rider

                  (viii) Accidental Death Benefit Rider (10)

                  (viii) Living Benefit Rider (an Accelerated Death Benefit) (8)

                  (ix) Childrens Insurance Rider (9)

         (e)      Application for Flexible Premium Variable Life Insurance
                             Policy (15)

         (f)      Depositor's Certification of Incorporation and By-Laws

                  (i) Second Amended Articles of Incorporation of Western
                             Reserve (2)

                  (ii) Certificate of First Amendment to the Second Amended
                             Articles of Incorporation of Western Reserve (4)

                  (iii) Amended Code of Regulations (By-Laws) of Western Reserve
                             (1)

         (g)      Reinsurance Agreements

                  (i) Reinsurance Treaty dated September 30, 2000 and Amendments
                             Thereto (6)

                  (ii) Reinsurance Treaty dated July 1, 2002 and Amendments
                             Thereto (6)

         (h)      (i) Participation Agreement Between Access Variable Insurance
                             Trust and Western Reserve dated May 1, 2003 (7)

                  (ii) First Amendment to Participation Agreement Between Access
                             Variable Insurance Trust and Western Reserve dated September 1, 2003 (15)

                  (iii) Second Amendment to Participation Agreement Between
                              Access Variable Insurance Trust and Western
                              Reserve dated December 1, 2003 (16)

                  (iv) Participation Agreement Among Variable Insurance Products
                              Fund, Fidelity Distributors Corporation and
                              Western Reserve dated June 14, 1999 (11)

                  (v) Amendment No. 1 dated March 15, 2000 to Participation
                              Agreement - Variable Insurance Products Fund (12)

                  (vi) Second Amendment dated April 12, 2001 to Participation
                              Agreement - Variable Insurance Products Fund (13)

                  (vii) Third Amendment to Participation Agreement Among
                              Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve dated September 1, 2003 (15)

                  (viii) Fourth Amendment to Participation Agreement Among
                              Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve dated December 1, 2003 (16)

                  (ix) Participation Agreement between AEGON/Transamerica Series
                              Fund, Inc. and Western Reserve dated February 21, 2001 and Amendments thereto (14)

                  (x) Amendment No. 21 to Participation Agreement between
                              AEGON/Transamerica Series Fund, Inc. and Western Reserve dated September 1, 2003 (15)

                  (xi) Amendment No. 22 to Participation Agreement between
                              AEGON/Transamerica Series Fund, Inc. and Western Reserve dated December 1, 2003 (16)

         (i)      Not Applicable

         (j)      Not Applicable

         (k) Opinion and Consent of Thomas E. Pierpan, Esq. as to Legality of Securities Being Registered (16)

         (l) Opinion and Consent of Lorne Schinbein as to Actuarial Matters Pertaining to the Securities Being Registered (16)

         (m)      Sample Hypothetical Illustration

         (n)      Other Opinions:

                  (i) Written Consent of Sutherland Asbill & Brennan LLP (16)

                  (ii) Written Consent of Ernst & Young LLP (16)

         (o)      Not Applicable

         (p)      Not Applicable

         (q) Memorandum describing issuance, transfer and redemption procedures (16)

         (r)      Powers of Attorney (5)

-------------------------------------

(1) This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.

(2) This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.

(3) This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.

(4) This exhibit was previously filed on Post-Effective Amendment No. 5 to Form S-6 Registration Statement dated April 19, 2000 (File No. 333-23359) and is incorporated herein by reference.

(5) This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated November 4, 2002 (File No. 333-100993) and is incorporated herein by reference.

(6) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated January 31, 2003 (File No. 333-100993) and is incorporated herein by reference.

(7) This exhibit was previously filed on Post-Effective Amendment No. 1 to Form N-6 Registration Statement dated April 22, 2003 (File No. 333-100993) and is incorporated herein by reference.

(8) This exhibit was previously filed on the Initial Registration Statement to Form S-6 dated April 5, 2001 (File No. 333-58322) and is incorporated herein by reference.

(9) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-62397) and is incorporated herein by reference.

(10) This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated August 6, 2003 (File No. 333-107705) and is incorporated herein by reference.

(11) This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated September 23, 1999 (File No. 333-57681) and is incorporated herein by reference.

(12) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement dated April 10, 2000 (File No. 333-93169) and is incorporated herein by reference.

(13) This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 16, 2001 (File No. 33-69138) and is incorporated herein by reference.

(14) This exhibit was previously filed on the Initial Registration Statement to Form N-4 Registration Statement dated September 5, 2003 (File No. 333-108525) and is incorporated herein by reference.

(15) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 9, 2003 (File No. 333-107705) and is incorporated herein by reference.

(16)     To be filed by Amendment.

Item 28. Directors and Officers of the Depositor

      Name                     Principal Business Address          Position and Offices with Depositor
      ----                     --------------------------          -----------------------------------
Michael W. Kirby                           (1)                   Director, Chairman of the Board and
                                                                 Chief Executive Officer
 Jerome C. Vahl                            (1)                   Director and President

Brenda K. Clancy                           (1)                   Director and Vice President
  Paul Reaburn                             (1)                   Director and Vice President
 Kevin Bachmann                            (2)                   Director and Executive Vice President
 Alan M. Yaeger                            (2)                   Executive Vice President, Actuary and
                                                                 Chief Financial Officer
William H. Geiger                          (2)                   Senior Vice President, Corporate Counsel
                                                                 and Group Vice President - Compliance
                                                                 and Secretary
Allan J. Hamilton                          (2)                   Vice President, Treasurer and Controller

--------------------
(1)      4333 Edgewood Road, N.E., Cedar Rapids, Iowa  52499-0001

(2)      570 Carillon Parkway, St. Petersburg, Florida 33716

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                         Jurisdiction of       Percent of Voting
Name                                     Incorporation         Securities Owned                  Business
----                                     -------------         ----------------                  --------
AEGON N.V.                               Netherlands           32.47% of Vereniging              Holding Company
                                                               AEGON Netherlands
                                                               Membership Association

AEGON Nederland N.V.                     Netherlands           100% AEGON N.V.                   Holding Company

AEGON Nevak Holding B.V.                 Netherlands           100% AEGON N.V.                   Holding Company

AEGON Derivatives B.V.                   Netherlands           100% AEGON N.V.                   Holding Company

AEGON International N.V.                 Netherlands           100% AEGON N.V.                   Holding Company


The AEGON Trust Voting Trust             Delaware                                                Voting Trust
Trustees:
Donald J. Shepard
Joseph B.M. Streppel
Dennis Hersch

AEGON U.S. Holding Corporation           Delaware              225 shares of Series A            Holding company
                                                               Preferred Stock owned by
                                                               Scottish Equitable Finance
                                                               Limited

AEGON DMS Holding B.V.                   Netherlands           100% AEGON International N.V.     Holding company

JCPenney Financial & Marketing           Korea                 100% AEGON DMS Holding B.V.       Marketing
Services Group Ltd

JCPenney Direct Marketing Services       Japan                 100% AEGON DMS Holding B.V.       Marketing
Japan K.K.

Canadian Premier Holdings Ltd            Canada                100% AEGON DMS Holding B.V.       Holding company

Canadian Premier Life Insurance Company  Canada                100% Canadian Premier Holdings    Holding company
                                                               Ltd

Legacy General Insurance Company         Canada                100% Canadian Premier Holdings    Insurance
                                                               Ltd.

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
Cornerstone International Holdings Ltd   United Kingdom        100% AEGON DMS Holding B.V.       Holding company

Cornerstone International Marketing Ltd  United Kingdom        100% Cornerstone International    Marketing company
                                                               Holding Ltd.

Stonebridge International Insurance Ltd  United Kingdom        100% Cornerstone International    Insurance company
                                                               Holdings, Ltd.

JCPenney Direct Asia Pacific Pty Ltd     Australia             100% AEGON DMS Holding B.V.       Holding company

JCPenney Direct Service Asia Pacific     Australia             100% JCPenney Direct Asia         Operations company
Pty Ltd                                                        Pacific Pty Ltd

JCPenney Insurance Marketing Asia        Australia             100% JCPenney Direct Asia         Marketing company
Pacific Pty Ltd                                                Pacific Pty Ltd

Short Hills Management Company           New Jersey            100% AEGON U.S. Holding           Insurance Agent
                                                               Corporation

COPRA Reinsurance Company                New York              100% AEGON U.S.                   Reinsurance
                                                               Holding Corporation

AEGON Management Company                 Indiana               100% AEGON U.S.                   Insurance holding company
                                                               Holding Corporation

AEGON U.S. Corporation                   Iowa                  100% AEGON U.S. Holding           Holding company
                                                               Corporation owns 10,000 shares
                                                               (75.54%); AEGON USA, Inc. owns
                                                               3,238 shares (24.46%)

Transamerica Corporation and             Delaware              100% AEGON NV                     Major interest in
subsidiaries ("TAC")                                                                             insurance and finance

AEGON USA, Inc.                          Iowa                  AEGON U.S. Holding Corporation;   Holding company
                                                               AEGON U.S. Corporation

RCC North America, LLC                   Delaware              100% AEGON USA, Inc.              Real estate

Transamerica Holding Company, LLC        Delaware              100% AEGON USA, Inc.              Holding Company

AEGON Funding Corp.                      Delaware              100% Transamerica Holding         Issue debt securities-net
                                                               Corporation LLC                   proceeds used to make
                                                                                                 loans to affiliates

First AUSA Life Insurance Company        Maryland              100% Transamerica Holding         Insurance holding company
                                                               Company LLC

Transamerica Financial Life Insurance    New York              100% First AUSA Life Insurance    Insurance
Company                                                        Company

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
Life Investors Insurance Company of      Iowa                  100% First AUSA Life Ins.         Insurance
America                                                        Company

Apple Partners of Iowa LLC               Iowa                  58.13% Monumental Life            Apple production, packing,
                                                               Insurance Company; 41.87          storage and sales
                                                               Peoples Benefit Life Insurance
                                                               Company

Life Investors Alliance, LLC             Delaware              100% LIICA                        Purchase, own, and hold
                                                                                                 the equity interest of
                                                                                                 other entities

Transamerica Life Insurance Company      Iowa                  100% Transamerica Holding         Insurance
                                                               Company LLC

AEGON Financial Services Group, Inc.     Minnesota             100% Transamerica Life            Marketing
                                                               Insurance Co.

AEGON Assignment Corporation of          Kentucky              100% AEGON Financial Services     Administrator of
Kentucky                                                       Group, Inc.                       structured settlements

AEGON Assignment Corporation             Illinois              100% AEGON Financial Services     Administrator of
                                                               Group, Inc.                       structured settlements

Transamerica Financial Institutions,     Minnesota             100% AEGON Financial Services     Life insurance and
Inc.                                                           Group, Inc.                       underwriting services

Southwest Equity Life Ins. Co.           Arizona               100% of Common Voting Stock       Insurance
                                                               First AUSA Life Ins. Company

Iowa Fidelity Life Insurance Co.         Arizona               100% of Common Voting Stock       Insurance
                                                               First AUSA Life Ins. Company

Western Reserve Life Assurance Co. of    Ohio                  100% First AUSA Life Ins.         Insurance
Ohio                                                           Company

WRL Insurance Agency, Inc.               California            100% Western Reserve Life         Insurance Agency
                                                               Assurance Co. of Ohio

WRL Insurance Agency of Alabama, Inc.    Alabama               100% WRL Insurance Agency, Inc.   Insurance Agency

WRL Insurance Agency of Massachusetts,   Massachusetts         100% WRL Insurance Agency, Inc.   Insurance Agency
Inc.

WRL Insurance Agency of Nevada, Inc.     Nevada                100% WRL Insurance Agency, Inc.   Insurance Agency

WRL Insurance Agency of Wyoming          Wyoming               100% WRL Insurance Agency, Inc.   Insurance Agency

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
AEGON/Transamerica Series Fund, Inc.     Maryland              Various                           Mutual Fund

AEGON/Transamerica Fund Advisors, Inc.   Florida               77% Western Reserve Life          Registered investment
                                                               Assurance Co. of Ohio; 23% AUSA   adviser
                                                               Holding Company

AEGON/Transamerica Investors Services,   Florida               100% AUSA Holding Company         Shareholder services
Inc.

World Financial Group Insurance          California            100% Western Reserve Life         Insurance agency
Agency, Inc.                                                   Assurance Co. of Ohio

World Financial Group Insurance Agency   Alabama               100% World Financial Group        Insurance Agency
of Alabama, Inc.                                               Insurance Agency, Inc.

World Financial Group Insurance Agency   Massachusetts         100% World Financial Group        Insurance Agency
of Massachusetts, Inc.                                         Insurance Agency, Inc.

World Financial Group Insurance Agency   Hawaii                100% World Financial Group        Insurance Agency
of Hawaii, Inc.                                                Insurance Agency, Inc.

World Financial Group Insurance Agency   Nevada                100% World Financial Group        Insurance Agency
of Nevada, Inc.                                                Insurance Agency, Inc.

World Financial Group Insurance Agency   New Mexico            100% World Financial Group        Insurance Agency
of New Mexico, Inc.                                            Insurance Agency, Inc.

World Financial Group Insurance Agency   Wyoming               100% World Financial Group        Insurance Agency
of Wyoming                                                     Insurance Agency, Inc.

AEGON Equity Group, Inc.                 Florida               100% Western Reserve Life         Insurance Agency
                                                               Assurance Co. of Ohio

WFG Property & Casualty Insurance        Georgia               100% World Financial Group        Insurance
Agency, Inc.                                                   Insurance Agency, Inc.

WFG Property & Casualty Insurance        Alabama               100% WFG Property & Casualty      Insurance
Agency of Alabama, Inc.                                        Insurance Agency, Inc.

WFG Property & Casualty Insurance        California            100% WFG Property & Casualty      Insurance
Agency of California, Inc.                                     Insurance Agency, Inc.

WFG Property & Casualty Insurance        Mississippi           100% WFG Property & Casualty      Insurance
Agency of Mississippi, Inc.                                    Insurance Agency, Inc.

WFG Property & Casualty Insurance        Nevada                100% WFG Property & Casualty      Insurance
Agency of Nevada, Inc.                                         Insurance Agency, Inc.

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
WFG Property & Casualty Insurance        Wyoming               100% WFG Property & Casualty      Insurance
Agency of Wyoming, Inc.                                        Insurance Agency, Inc.

Monumental General Casualty Co.          Maryland              100% First AUSA Life Ins.         Insurance
                                                               Company

United Financial Services, Inc.          Maryland              100% First AUSA Life Ins.         General agency
                                                               Company

Bankers Financial Life Ins. Co.          Arizona               100% First AUSA Life Ins.         Insurance
                                                               Company

The Whitestone Corporation               Maryland              100% First AUSA Life Ins.         Insurance agency
                                                               Company

Cadet Holding Corp.                      Iowa                  100% First AUSA Life Insurance    Holding company
                                                               Company

Monumental General Life Insurance        Puerto Rico           51% First AUSA Life Insurance     Insurance
Company of Puerto Rico                                         Company
                                                               49% Baldrich & Associates of
                                                               Puerto Rico

AUSA Holding Company                     Maryland              100% Transamerica Holding         Holding company
                                                               Company, L.L.C.

AEGON USA Investment Management, Inc.    Iowa                  100% AUSA Holding Company         Investment Adviser

AEGON USA Securities, Inc.               Iowa                  100% Transamerica Holding         Broker-Dealer
                                                               Company, L.L.C.

Monumental General Insurance Group,      Maryland              100% AUSA Holding Company.        Holding company
Inc.

Trip Mate Insurance Agency, Inc.         Kansas                100% Monumental General           Sale/admin. of travel
                                                               Insurance Group, Inc.             insurance

Monumental General Administrators, Inc.  Maryland              100% Monumental General           Provides management srvcs.
                                                               Insurance Group, Inc.             to unaffiliated third
                                                                                                 party administrator

National Association Management and      Maryland              100% Monumental General           Provides actuarial
Consultant Services, Inc.                                      Administrators, Inc.              consulting services

Monumental General Mass Marketing, Inc.  Maryland              100% Monumental General           Marketing arm for sale of
                                                               Insurance Group, Inc.             mass marketed insurance
                                                                                                 coverages

Transamerica Capital, Inc.               California            100% AUSA Holding Co.             Broker/Dealer

Universal Benefits Corporation           Iowa                  100% AUSA Holding Co.             Third party administrator

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
Investors Warranty of America, Inc.      Iowa                  100% AUSA Holding Co.             Provider of automobile
                                                                                                 extended maintenance
                                                                                                 contracts

Massachusetts Fidelity Trust Co.         Iowa                  100% AUSA Holding Co.             Trust company

Money Services, Inc.                     Delaware              100% AUSA Holding Co.             Provides financial
                                                                                                 counseling for employees
                                                                                                 and agents of affiliated
                                                                                                 companies

ADB Corporation, L.L.C.                  Delaware              100% Money Services, Inc.         Special purpose limited
                                                                                                 Liability company
                                                                                                 Insurance agency

ORBA Insurance Services, Inc.            California            40.15% Money Services, Inc.

Great Companies L.L.C.                   Iowa                  30% Money Services, Inc.          Markets & sells mutual
                                                                                                 funds & individually
                                                                                                 managed accounts

AEGON USA Travel and Conference          Iowa                  100% Money Services, Inc.         Travel and Conference
Services, LLC                                                                                    Services

Roundit, Inc.                            Maryland              50% AUSA Holding Co.              Financial services

Zahorik Company, Inc.                    California            100% AUSA Holding Co.             Broker-Dealer

ZCI, Inc.                                Alabama               100% Zahorik Company, Inc.        Insurance agency

Zahorik Texas, Inc.                      Texas                 100% Zahorik Company, Inc.        Insurance agency

Long, Miller & Associates, L.L.C.        California            33-1/3% AUSA Holding Co.          Insurance agency

AEGON Asset Management Services, Inc.    Delaware              100% AUSA Holding Co.             Registered investment
                                                                                                 advisor

World Group Securities, Inc.             Delaware              100% AEGON Asset Management       Broker-Dealer
                                                               Services, Inc.

World Financial Group, Inc.              Delaware              100% AEGON Asset Management       Marketing
                                                               Services, Inc.

InterSecurities, Inc.                    Delaware              100% AUSA Holding Co.             Broker-Dealer

IDEX Mutual Funds                        Massachusetts         100% AEGON/Transamerica Fund      Mutual fund
                                                               Advisers, Inc.

Diversified Investment Advisors, Inc.    Delaware              100% AUSA Holding Co.             Registered investment
                                                                                                 advisor

Diversified Investors Securities Corp.   Delaware              100% Diversified Investment       Broker-Dealer
                                                               Advisors, Inc.

                                         Jurisdiction of          Percent of Voting
Name                                      Incorporation            Securities Owned                 Business
----                                     ---------------          ------------------                --------
George Beram & Company, Inc.             Massachusetts         100% Diversified Investment       Employee benefit and
                                                               Advisors, Inc.                    actuarial consulting

Creditor Resources, Inc.                 Michigan              100% AUSA Holding Co.             Credit insurance

CRC Creditor Resources Canadian Dealer   Canada                100% Creditor Resources, Inc.     Insurance agency
Network Inc.

Premier Solutions Group, Inc.            Maryland              100% Creditor Resources, Inc.     Insurance agency

AEGON USA Investment Management, LLC.    Iowa                  100% Transamerica Holding         Investment advisor
                                                               Corporation LLC

AEGON USA Realty Advisors, Inc.          Iowa                  100% AUSA Holding Co.             Provides real estate
                                                                                                 administrative and real
                                                                                                 estate investment services

AEGON USA Real Estate Services, Inc.     Delaware              100% AEGON USA Realty Advisors,   Real estate and mortgage
                                                               Inc.                              holding company

QSC Holding, Inc.                        Delaware              100% AEGON USA Realty Advisors,   Real estate and financial
                                                               Inc.                              software production and
                                                                                                 sales

Realty Information Systems, Inc.         Iowa                  100% AEGON USA Realty Advisors,   Information Systems for
                                                               Inc                               real estate investment
                                                                                                 management

Commonwealth General Corporation and     Delaware              100% AEGON U.S. Corporation       Holding company
subsidiaries

Veterans Life Insurance Co.              Illinois              100% Transamerica Holding         Insurance company
                                                               Company LLC

Peoples Benefit Services, Inc.           Pennsylvania          100% Veterans Life Ins. Co.       Special-purpose subsidiary

Item 30. Indemnification

        Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          Ohio General Corporation Law

        SECTION 1701.13  AUTHORITY OF CORPORATION.

        (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

                  (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

                  (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions
(E)(1) and (2) of this section. Such determination shall be made as follows:

                  (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

                  (b)      If the quorum described in division (E)(4)(a) of this
section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

                  (c)      By the shareholders;

                  (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

        Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

                  (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

                  (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

                  (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

         (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

         (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

         (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           Second Amended Articles of Incorporation of Western Reserve

                                 ARTICLE EIGHTH

        EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

         (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 Amended Code of Regulations of Western Reserve

                                    ARTICLE V

                    Indemnification of Directors and Officers

        Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              Rule 484 Undertaking

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

         (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Policies. AFSG currently serves as principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate account VA J, Separate Account VA L, Separate Account VL A, Separate Account VUL-A, Separate Account VA K, Separate Account VA P, Separate Account VA R, and Separate Account VA S of Transamerica Life Insurance Company; the Separate Account and VA BNY, Separate Account C, TFLIC Series Life Account, and TFLIC Series Annuity Account of Transamerica Financial Life Insurance Company; the Separate Account I, Separate Account II, and Separate Account V of Peoples Benefit Life Insurance Company; the WRL Series Life Account, WRL Series Annuity Account, WRL Series Annuity Account B, Separate Account VA U and WRL Series Life Corporate Account of Western Reserve Life Assurance Co. of Ohio; Separate Account VA-2L, Separate Account VA G, Separate Account VA H, Transamerica Occidental Life Separate Account VUL-3, Transamerica Occidental Life Separate Account VUL-4, Transamerica Occidental Life Separate Account VUL-5, and Transamerica Occidental Life Separate Account VUL-6 of Transamerica Occidental Life Insurance Company; and Separate Account VA-8 of Transamerica Life Insurance and Annuity Company.

         (b)      Directors and Officers of AFSG

                             PRINCIPAL BUSINESS
NAME                              ADDRESS                POSITION AND OFFICES WITH UNDERWRITER
----                         ------------------          -------------------------------------
Larry N. Norman                   (1)                    Director and President

Anne M. Spaes                     (1)                    Director and Vice President

Lisa A. Wachendorf                (1)                    Director, Vice President and Chief Compliance
                                                         Officer

John K. Carter                    (2)                    Vice President

William G. Cummings               (2)                    Vice President, Treasurer and Controller

Thomas R. Moriarty                (2)                    Vice President

Frank A. Camp                     (1)                    Secretary

Priscilla I. Hechler              (2)                    Assistant Vice President and Assistant Secretary

Linda Gilmer                      (1)                    Assistant Treasurer

Darin D. Smith                    (1)                    Vice President and Assistant Secretary

Teresa L. Stolba                  (1)                    Assistant Compliance Officer

Emily M. Bates                    (3)                    Assistant Treasurer

Clifton W. Flenniken, III         (4)                    Assistant Treasurer

-------------
(1)  4333 Edgewood Road, N.E., Cedar Rapids, IA  52499-0001

(2)  570 Carillon Parkway, St. Petersburg, FL  33716-1202

(3)  400 West Market Street, Louisville, Kentucky 40202

(4)  1111 North Charles Street, Baltimore, Maryland 21201

         (c)      Compensation to Principal Underwriter from Registrant

                                     NET UNDERWRITING
                                       DISCOUNTS AND        COMPENSATION ON         BROKERAGE
 NAME OF PRINCIPAL UNDERWRITER          COMMISSIONS           REDEMPTION           COMMISSIONS         COMMISSIONS
 -----------------------------       ----------------       ---------------        -----------         -----------
AFSG Securities Corporation                  0                     0            $ 82,236,981 (1)            0
                                             0                     0            $104,819,449 (2)            0
                                             0                     0            $113,984,732 (3)            0

(1) fiscal year 2002

(2) fiscal year 2001

(3) fiscal year 2000

Item 32. Location of Accounts and Records

         All accounts, books, or other documents required to be maintained by
         Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve at 570 Carillon Parkway, St. Petersburg, Florida 33716, 4800 140th Avenue North, Clearwater, Florida 33762 or 12855 Starkey Road, Largo, Florida 33773.

Item 33. Management Services

         Not Applicable

Item 34. Undertakings

         Western Reserve hereby represents that the fees and charges deducted under the WRL Freedom Wealth Builder, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

         Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable life policies may be accepted.

         Registrant furthermore agrees to include either as part of any application to purchase a Policy offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-6 promptly upon written or oral request.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, State of Florida, on this 6th day of November, 2003.

                                    WRL SERIES LIFE ACCOUNT
                                     (Registrant)

                                    By: /s/ Michael W. Kirby */
                                        -------------------------------
                                        Michael W. Kirby, Chairman of the Board
                                        and Chief Executive Officer of Western
                                        Reserve Life Assurance Co. of Ohio

                                    WESTERN RESERVE LIFE ASSURANCE
                                    CO. OF OHIO
                                    (Depositor)

                                    By: /s/ Michael W. Kirby */
                                        -------------------------------
                                        Michael W. Kirby, Chairman of the Board
                                        and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                                Title                                    Date
---------                                -----                                    ----
/s/ Michael W. Kirby                     Chairman of the Board                    November 6, 2003
---------------------                    and Chief Executive Officer
Michael W. Kirby */
                 -

/s/ Jerome C. Vahl                       Director and President                   November 6, 2003
------------------
Jerome C. Vahl */
               -

 /s/ Brenda K. Clancy                    Director and Vice President              November 6, 2003
---------------------
Brenda K. Clancy */
                 -

/s/ Paul Reaburn                         Director and Vice President              November 6, 2003
------------------
Paul Reaburn */
             -

/s/ Kevin Bachmann                       Director and Executive                   November 6, 2003
------------------                       Vice President
Kevin Bachmann

/s/ Allan J. Hamilton                    Vice President, Treasurer                November 6, 2003
---------------------                    and Controller
Allan J. Hamilton

 /s/ Alan M. Yaeger                      Executive Vice President,                November 6, 2003
----------------------                   Actuary and Chief Financial
Alan M. Yaeger                           Officer

*/ /s/ Priscilla I. Hechler
---------------------------
   Signed by Priscilla I. Hechler
   As Attorney in Fact

                                  EXHIBIT INDEX

EXHIBIT               DESCRIPTION
  NO.                 OF EXHIBIT
-------               -----------
27(d)(i)              Specimen Flexible Premium Variable Life Insurance Policy

27(d)(iii)            Inflation Fighter Rider Level Premium

27(d)(iv)             Primary Insured Rider Plus

27(d)(vii)            Other Insured Rider

27(m)                 Sample Hypothetical Illustration